THIS DRAFT REGISTRATION STATEMENT HAS NOT BEEN PUBLICLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND ALL INFORMATION HEREIN REMAINS STRICTLY CONFIDENTIAL

As confidentially submitted to the Securities and Exchange Commission on May 4, 2018

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

MESA AIR GROUP, INC.

(Exact name of registrant as specified in its charter)

Nevada	4512	85-0302351
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

410 North 44th Street, Suite 700

Phoenix, Arizona 85008

(602) 685-4000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jonathan G. Ornstein

Chairman and Chief Executive Officer

Mesa Air Group, Inc.

410 North 44th Street, Suite 700

Phoenix, Arizona 85008

(602) 685-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Gregory R. Hall DLA Piper LLP (US) 2525 East Camelback Road, Suite 1000 Phoenix, Arizona 85016 (480) 606-5100	Brian S. Gillman Executive Vice President, General Counsel and Secretary Mesa Air Group, Inc. 410 North 44th Street, Suite 700 Phoenix, Arizona 85008 (602) 685-4000	Anna T. Pinedo Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020-1001 (212) 506-2275

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Non-accelerated filer	☒	(do not check if a smaller reporting company)	Smaller reporting company	☐
			Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(1)	Amount Of Registration Fee
Common stock, no par value per share			$50,000,000	$6,225

(1)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 4, 2018.

             Shares

Mesa Air Group, Inc.

Common Stock

This is the initial public offering of our common stock. We are offering                  shares.

We estimate that the initial public offering price per share will be between $        and $        . Currently, no public market exists for our common stock. We intend to list our common stock on the Nasdaq Global Select Market under the symbol “            .”

We are an “emerging growth company” as defined under the federal securities laws, and, as such, we are subject to reduced public company reporting requirements. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 13 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling shareholder (before expenses)	$	$

(1)	See the “Underwriting” section beginning on page 128 for additional information regarding underwriting compensation.

The selling shareholder identified in this prospectus has granted the underwriters the right to purchase up to an additional                  shares of common stock at the initial public offering price, less underwriting discounts and commissions. The underwriters can exercise this option within 30 days from the date of this prospectus. We will not receive any of the proceeds from the sale of any shares by the selling shareholder if the overallotment option is exercised.

Neither the Securities and Exchange Commission, nor any state securities commission, nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to the purchasers on or about                 , 2018.

RAYMOND JAMES	BofA Merrill Lynch

Prospectus dated                 , 2018.

i

We are responsible for the information contained in this prospectus or contained in any free writing prospectus prepared by or on behalf of us to which we have referred you. Neither we, the underwriters, nor the selling shareholder have authorized anyone to provide you with additional information or information different from that contained in this prospectus or in any free writing prospectus filed with the Securities and Exchange Commission and we take no responsibility for any other information that others may give you. We and the selling shareholder are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, operating results or financial condition may have changed since such date.

Until                     , 2018 (25 days after the date of this prospectus), all dealers that buy, sell, or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

ii

We have obtained federal registration of the Mesa Airlines® trademark. American® and American Eagle® are trademarks of American. United® and United Express® are trademarks of United. All other trade names, trademarks, and service marks appearing in this prospectus are the property of their respective holders. We have omitted the ® and ™ designations, as applicable, for the trademarks used in this prospectus.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary sets forth the material terms of the offering, but does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully before making an investment decision, especially the risks of investing in our common stock described under “Risk Factors.” Unless the context otherwise requires, the terms “we,” “us,” “our,” the “Company” and “Mesa” refer to Mesa Air Group, Inc. and its predecessors, direct and indirect subsidiaries and affiliates. Certain terms related to the airline industry are described under “Glossary of Airline Terms” at the end of this prospectus.

Our Company

Mesa Airlines, Inc. (“Mesa Airlines”) is a regional air carrier providing scheduled passenger service to 110 cities in 37 states, the District of Columbia, Canada, Mexico and the Bahamas. All of our flights are operated as either American Eagle or United Express flights pursuant to the terms of capacity purchase agreements we entered into with American Airlines, Inc. (“American”) and United Airlines, Inc. (“United”) (each, our “major airline partner”). We have a significant presence in several of our major airline partners’ key domestic hubs and focus cities, including Dallas, Houston, Phoenix and Washington-Dulles. We have been the fastest growing regional airline in the United States over our last five fiscal years, based on fleet growth, with a cumulative increase in aircraft of 137%.

As of March 31, 2018, we operated a fleet of 145 aircraft with approximately 611 daily departures. We operate 64 CRJ-900 aircraft under our capacity purchase agreement with American (the “American Capacity Purchase Agreement”) and 20 CRJ-700 and 60 E-175 aircraft under our capacity purchase agreement with United (the “United Capacity Purchase Agreement”). Over the last five calendar years, our share of the total regional airline fleet of American and United has increased from 7% to 11% and from 4% to 15%, respectively. Driven by this fleet growth, our total operating revenues have grown by 55% from $415.2 million in fiscal 2013 to $643.6 million in fiscal 2017, respectively. We believe we have expanded our share with our major airline partners because of our competitive cost structure, access to pilots under our labor agreements and track record of reliable performance. All of our operating revenue in our 2017 fiscal year was derived from operations associated with our American and United Capacity Purchase Agreements.

Our long-term capacity purchase agreements provide us guaranteed monthly revenue for each aircraft under contract, a fixed fee for each block hour and flight flown, and reimbursement of certain direct operating expenses, in exchange for providing regional flying on behalf of our major airline partners. Our capacity purchase agreements shelter us from many of the elements that cause volatility in airline financial performance, including fuel prices, variations in ticket prices, and fluctuations in number of passengers. In providing regional flying under our capacity purchase agreements, we use the logos, service marks, flight crew uniforms and aircraft paint schemes of our major airline partners. Our major airline partners control route selection, pricing, seat inventories, marketing and scheduling, and provide us with ground support services, airport landing slots and gate access, allowing us to focus all of our efforts on delivering safe, reliable and cost-competitive regional flying.

Regional aircraft are optimal for short and medium-haul scheduled flights that connect outlying communities with larger cities and act as “feeders” for domestic and international hubs. In addition, regional aircraft are well suited to serve larger city pairs during off-peak times when load factors on larger jets are low. The lower trip costs and operating efficiencies of regional aircraft, along with the competitive nature of the capacity purchase agreement bidding process, provide significant value to major airlines. According to the Regional Airline Association, we were the fifth largest regional airline company in the United States in 2016, as measured by passenger enplanements, and our flights accounted for approximately 8.4% of all passengers carried on U.S. regional airlines.

Regional airlines play a daily, essential role in the U.S. air travel system. According to the Regional Airline Association, 42% of all scheduled airline flights in the United States in 2016 were performed by regional airlines. Of all the U.S. airports with scheduled airline service, 64% are served exclusively by regional airlines. Some of the most popular U.S. airports have more than half of all their flights on regional airlines, including New York-LaGuardia, Philadelphia, Washington-Dulles, Charlotte, Houston-Bush and Chicago-O’Hare.

Our Competitive Strengths

We believe that our primary strengths are:

Low Cost Operator. We believe that we are among the lowest cost operators of regional jet service in the United States. There are several key elements that contribute to our cost efficiencies:

•	Efficient Fleet Composition. We exclusively operate large regional aircraft with 70+ passenger seats on a single Federal Aviation Administration (the “FAA”) certificate. Operating large regional aircraft allows us to enjoy unit cost advantages over smaller regional aircraft. Larger regional aircraft require less fuel and crew resources per passenger carried, and may also have maintenance cost efficiencies.

•	Cost Effective, Long-Term Collective Bargaining Agreements. Our pilots and flight attendants ratified new four-year collective bargaining agreements effective as of July 13, 2017 and October 1, 2017, respectively, which are among the longest in the regional airline industry and include labor rate structures through 2024. We believe that our collective bargaining agreements and favorable labor relationships are critical for pilot retention and will provide more predictable labor costs into 2024. We derive cost advantages from efficient work rules and the relatively low average seniority of our pilots.

•	Low Corporate Overhead. Our general and administrative expenses per block hour have decreased by more than 35% over the five-year period ended September 30, 2017. We have significantly reduced our overhead costs by operating with a modest administrative and corporate team, offering cost-effective benefit programs and implementing automated solutions to improve efficiency.

•	Competitive Procurement of Certain Operating Functions. We have long-term maintenance agreements with expirations extending from December 2020 to December 2027 with AAR Aircraft Services, Inc. (“AAR”), GE Engine Services, LLC (“GE”), StandardAero Limited (“StandardAero”), Aviall Services, Inc. (“Aviall”) and Bombardier Aerospace (“Bombardier”), respectively, to provide parts procurement, inventory and engine, airframe and component overhaul services. We expect that our long-term agreements with these and other strategic vendors will provide predictable high-quality and cost-effective solutions for most maintenance categories over the next several years. In prior periods, we also invested in long-term engine overhauls on certain aircraft, which we believe will reduce related maintenance obligations in future periods.

Advantages in Pilot Recruitment and Retention. We believe that we are well positioned to attract and retain qualified pilot candidates. Following the ratification of our collective bargaining agreements in July 2017, the average number of new pilot applications per month has increased by 43.7%

compared to the six months prior to such ratification. In addition, our average pilot attrition has decreased by 12.5% over the same period. We believe that the increased number of new pilot applications per month will continue with the introduction of our Career Path Program (“CPP”) with United. In addition to offering competitive compensation, bonuses and benefits, we believe the following elements contribute to our recruiting advantage:

•	Career Path Program. We recently announced our CPP with United, which is designed to provide our qualified current and future pilots a path to employment as a pilot at United. We believe that our CPP will help us continue to attract qualified pilots, manage natural attrition and further strengthen our decades-long relationship with United.

•	Modern, Large-Gauged Regional Jets. We exclusively operate large regional aircraft with advanced flight deck avionics. We believe that pilot candidates prefer advanced flight deck avionics because they are similar to those found in the larger commercial aircraft types flown by major airlines.

•	Opportunities for Advancement. We believe that our career progression is among the most attractive in the regional airline industry. During fiscal 2017, our pilots had the opportunity to be promoted from first officer to captain in as little as 12 months.

•	Stable Labor Relations. Throughout our long operating history, we believe that we have had constructive relationships with our employees and their labor representatives. We have never been the subject of a labor strike or labor action that materially impacted our operations.

•	Enthusiastic and Supportive Culture. Our “Pilots Helping Pilots” philosophy helps us attract, retain and inspire our next generation of pilots. Our team-oriented culture, as demonstrated by the mentorship of our senior pilots, is both encouraged and expected. We strive to create an environment for our personnel where open communication is customary and where we celebrate our successes together.

Stable, Long-Term Revenue-Guarantee Capacity Purchase Agreements. We have long-term capacity purchase agreements with American and United that extend beyond 2020 for 95 of our 144 current aircraft (with 34 aircraft expiring between June and December 2019 and 15 aircraft expiring between January and August 2020, if not extended prior to contract expiration). Both of our capacity purchase agreements are “capacity purchase,” rather than revenue sharing arrangements. This contractual structure provides us with a predictable revenue stream and allows us to increase our profit margin to the extent that we are able to lower our operating costs below the costs anticipated by the agreements. In addition, we are not exposed to price fluctuations for fuel, certain insurance expenses, ground operations or landing fees as those costs are either reimbursed under our capacity purchase agreements or paid directly to suppliers by our major airline partners.

Fleet Exclusively Comprised of Large, Efficient Regional Jets. We exclusively operate large regional aircraft with 70+ passenger seats. These aircraft are the highest in demand across the regional airline industry and provide us with best-in-class operating efficiencies, providing our major airline partners greater flexibility in route structuring and increased passenger revenues. As of March 31, 2018, we had 145 aircraft (owned and leased) consisting of the following:

	Embraer Regional Jet-175 (76 seats)	Canadair Regional Jet-700 (70 seats)	Canadair Regional Jet-900 (76-79 seats)	Canadair Regional Jet-200 (50 seats)(1)	Total
American Eagle	—	—	64	—	64
United Express	60	20	—	—	80
Subtotal	60	20	64	—	144
Unassigned	—	—	—	1	1

Total	60	20	64	1	145

(1)	CRJ-200 is an operational spare not assigned for service under our capacity purchase agreements.

Longstanding Relationships with American and United. We began flying for United in 1991 and American, through its predecessor entities, in 1992. Since 2013, we have added 26 aircraft to our American Capacity Purchase Agreement and 60 aircraft to our United Capacity Purchase Agreement. We believe that we enjoy strong relationships with our major airline partners.

Strong Recent Record of Operational Performance. In January 2018, the U.S. Department of Transportation (“DOT”) recognized us as the number one regional airline for on-time performance. In addition, we believe that we were the number one regional airline for on-time performance in 2016 and 2017 based on a comparison of our internal data to publicly available DOT data for reporting airlines. Under our capacity purchase agreements, we may receive financial incentives or incur penalties based upon our operational performance, including controllable on-time departures and controllable completion percentages.

Experienced, Long-Tenured Management Team. Our senior management team has extensive operating experience in the regional airline industry. Our Chief Executive Officer and President/Chief Financial Officer have served us in senior officer positions since 1998, and our management team has helped us navigate through and emerge successfully from bankruptcy in early 2011. Since 2013, we have significantly grown the business in the following ways:

•	achieved revenue growth of 55%;

•	expanded the number of aircraft flown under our American Capacity Purchase Agreement from 38 to 64;

•	expanded the number of aircraft flown under our United Capacity Purchase Agreement from 20 to 80;

•	closed the first enhanced equipment trust certificate (“EETC”) financing by a regional airline; and

•	improved our operating efficiencies and maintained our cost advantage.

Our Business Strategy

Our business strategy consists of the following elements:

Maintain Low Cost Structure. We have established ourselves as a low cost, efficient and reliable provider of regional airline services. We intend to continue our disciplined cost control approach through responsible outsourcing of certain operating functions, by flying large regional aircraft with associated lower maintenance costs and common flight crews across fleet types, and through the diligent control of corporate and administrative costs. Additionally, we expect our long-term collective bargaining agreements to protect us from significant labor cost increases over the next four years. These efficiencies, coupled with the low average seniority of our pilots, has enabled us to compete aggressively on price in our capacity purchase agreement negotiations.

Attractive Work Opportunities. We believe our employees have been, and will continue to be, a key to our success. Our ability to attract, recruit and retain pilots has supported our industry-leading fleet growth. We intend to continue to offer competitive compensation packages, foster a positive and supportive work environment and provide opportunities to fly state-of-the-art, large-gauged regional jets to differentiate us from other carriers and make us an attractive place to work and build a career.

Maintain a Prudent and Conservative Capital Structure. We intend to continue to maintain a prudent capital structure. We believe that the strength of our balance sheet and credit profile will enable us to optimize terms with lessors and vendors and, when preferred by our major airline partners, allow us to procure and finance aircraft on competitive terms. Also, once we complete this offering, our financial resources and publicly traded securities may allow us to take advantage of attractive acquisition opportunities should they arise. We may use a portion of the offering proceeds to purchase some of our leased aircraft. The purchase of leased aircraft would allow us to lower our operating costs and avoid lease-related use restrictions and return conditions.

Eliminate Tail Risk. We have structured our aircraft leases and financing arrangements to minimize or eliminate, as much as possible, so-called “tail risk,” which is the amount of aircraft-related debt or lease obligations existing beyond the term of that aircraft’s corresponding capacity purchase agreement. As of March 31, 2018, we had 18 aircraft with leases extending past the term of their corresponding capacity purchase agreement with an aggregate exposure of less than $33.0 million. We intend to continue to align the terms of our aircraft leases and financing agreements with the terms of our capacity purchase agreements in order to maintain low “tail risk.”

Our Growth Opportunities

During our last five fiscal years, our total operating revenues grew at a compounded annual rate of 11.6% and our fleet size increased from 59 to 140 regional aircraft, a cumulative growth rate of 137%. We believe that our cost discipline, strong operational performance and financial resources will provide additional opportunities to expand our operations, including:

Expand Flying With New and Existing Airline Partners. We enjoy strong relationships with our major airline partners and have significantly expanded our fleet size and flight operations with American and United over the last five years. As the demand for air travel among our major airline partners continues to grow, we expect that our flight services for each major airline partner will similarly increase. In addition, over the next five years, we expect that capacity purchase agreements representing up to 300 aircraft currently flown by our competitors on behalf of major airlines will expire by their terms and be subject to rebidding or replacement by more desirable types of aircraft. We believe that our cost structure and operational efficiencies position us well to compete for this flying. Additionally, we intend to pursue opportunities to provide regional flying to other major airlines, including Delta Airlines and Alaska Airlines, with hub cities that do not overlap with our existing major airline partners. In addition, if a market for regional flying on behalf of low-cost carriers materializes, we believe that we are well positioned to partner with them, as one of the lowest cost regional airlines in the United States.

Scope Relief. Major airline pilot unions have negotiated so-called “scope clauses” in their labor agreements, which place aircraft size limitations and other restrictions on major airlines’ ability to contract with regional airlines like ours. Greater liberalization of scope clauses generally creates more business opportunities for regional airlines. Since 2001, restrictive “scope clauses” have slowly been relaxed, allowing major airlines more flexibility and additional flying opportunities for regional carriers. We believe that further liberalization of these provisions, were it to occur, would create incremental opportunities for us with our existing and other potential future major airline partners.

Acquisitions of Other Regional Airlines. In the future, we may evaluate the strategic acquisition of other regional air carriers. The opportunity to make an acquisition may arise if, for example, a major airline makes a divestiture of a captive regional airline, as major airlines have done in the past.

Opportunities in the Air Cargo and Express Package Sector. We believe that our cost structure and business model may be successfully deployed in the burgeoning air cargo and express shipping sectors. Amazon.com and several of the largest integrated logistics companies, including United Parcel Service, Inc., FedEx Corporation and DHL International GmbH, utilize contractual arrangements similar to our capacity purchase agreements with regional air cargo carriers to service outlying areas. We intend to explore future regional air cargo opportunities.

Regulatory Relief. We actively support the efforts of trade organizations, industry leaders, policymakers and other airlines to encourage regulatory reforms related to the current shortage of qualified pilots, lowering the cost of pilot training and providing access to air service for small communities. While the regulatory reform agenda and policies of the current administration are not fully known, it is possible that favorable regulatory changes may take place. We believe that favorable regulatory changes by the current administration, were they to occur, could increase the number of qualified pilots, lower our operating costs and create incremental opportunities for us with our existing and other potential future major airline partners.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section of this prospectus titled “Risk Factors” immediately following this prospectus summary. These risks include, but are not limited to:

•	the supply and retention of qualified airline pilots;

•	the volatility of pilot attrition;

•	dependence on, and changes to, our capacity purchase agreements;

•	increases in our labor costs;

•	reduced utilization under our capacity purchase agreements;

•	the financial strength of our major airline partners;

•	direct operation of regional jets by our major airline partners;

•	limitations on our ability to expand regional flying within the flight systems of our major airline partners’ and those of other major airlines;

•	our significant amount of debt and other contractual obligations;

•	our compliance with ongoing financial covenants under our credit facilities; and

•	our ability keep costs low and execute our growth strategies.

Corporate Information

We are a Nevada corporation with our principal executive office in Phoenix, Arizona. We were founded in 1982 and reincorporated in Nevada in 1996. In addition to operating Mesa Airlines, we also wholly own Mesa Air Group—Airline Inventory Management, LLC, (“MAG-AIM”), an Arizona limited liability company, which was established to purchase, distribute and manage Mesa Airline’s inventory of spare rotable and expendable parts. MAG-AIM’s financial results are reflected in our consolidated financial statements.

Our principal executive offices are located at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008, and our telephone number is (602) 685-4000. Our website is located at www.mesa-air.com. The information on, or accessible through, our website does not constitute part of, and is not incorporated into, this prospectus.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012. An emerging growth company may take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

•	being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”);

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a large accelerated filer, our annual gross revenue exceeds $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our shareholders may be different than you might receive from other public reporting companies in which you hold equity interests.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. We have irrevocably elected not to avail ourselves of this exemption and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

THE OFFERING

Common stock offered by us	shares.

Common stock to be outstanding after the offering	shares.

Underwriters’ option to purchase additional shares from the selling shareholder	The selling shareholder may sell up to additional shares if the underwriters exercise their option to purchase additional shares.

Use of proceeds	We estimate that we will receive net proceeds from this offering of approximately $ million based on an assumed initial public offering price of $ per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and commissions and estimated expenses of this offering payable by us.

We intend to use the net proceeds to be received by us from this offering to (i) repay approximately $ million of existing indebtedness under our , which is described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Commitments and Contractual Obligations” and (ii) to pay fees and expenses related to this offering, which we expect to be $ . We intend to use any remaining proceeds for general corporate purposes, which may include the repayment of indebtedness, working capital and capital expenditures, including flight equipment acquisitions and lease buyouts. See “Use of Proceeds.”

is the selling shareholder in this offering. We will not receive any of the proceeds from the sale of any shares by the selling shareholder if the underwriters exercise their option to purchase additional shares. See “Principal and Selling Shareholders.”

Risk factors	See “Risk Factors” beginning on page 13 and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

Proposed symbol	“ ”

The number of shares of our common stock outstanding after this offering is based on                  shares outstanding as of March 31, 2018, including                  shares issuable upon exercise of warrants with an exercise price of $0.01 per share and shares issuable upon exercise of warrants with an exercise price of $8.00 per share, and excludes:

•	an aggregate of shares of common stock reserved for issuance under the Mesa Air Group, Inc. 2011 Stock Incentive Plan (the “2011 Plan”), of which were outstanding as of , 2018;

•	an aggregate of shares of common stock reserved for issuance under the Mesa Air Group, Inc. Amended and Restated Stock Appreciation Rights Plan (the “SAR Plan”), of which were outstanding as of , 2018, and may be settled in cash;

•	an aggregate of shares of common stock reserved for issuance under the Mesa Air Group, Inc. 2017 Stock Plan (the “2017 Plan”), of which were outstanding as of , 2018; and

•	an aggregate of shares of common stock reserved for issuance under the Mesa Air Group, Inc. Restricted Phantom Stock Units Plan (the “RSU Plan”), of which were issued as of , 2018, and may be settled in cash.

Except as otherwise indicated, information in this prospectus reflects or assumes the following:

•	the filing and effectiveness of our amended and restated articles of incorporation in Nevada and the adoption of our amended and restated bylaws, each of which will occur immediately prior to the consummation of this offering;

•	the exercise of warrants to purchase up to shares of our common stock, with an exercise price of $0.01 per share;

•	the exercise of warrants to purchase up to shares of our common stock, with an exercise price of $8.00 per share;

•	no exercise of the underwriters’ option to purchase up to additional shares of our common stock from the selling shareholder; and

•	a one-to- forward stock split, which will occur immediately prior to the completion of this offering.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following tables summarize the financial and operating data for our business for the periods presented. You should read this summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, all included elsewhere in this prospectus.

The summary historical consolidated statement of operations data for our fiscal years ended September 30, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary historical consolidated balance sheet data for the six months ended March 31, 2018 has been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The summary historical consolidated statements of operations data for our fiscal years ended September 30, 2013, 2014 and 2015 have been derived from our consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and results for the six months ended March 31, 2018 are not indicative of the results expected for the full year.

	Year Ended September 30,					Six Months Ended March 31,
	2013	2014	2015	2016	2017	2017	2018
	(in thousands, except per share data)
Operating revenues:
Contract revenue	$382,125	$407,408	$481,168	$569,373	$618,698	$	$
Pass-through and other	33,131	28,617	24,931	18,463	24,878

Total operating revenues	415,256	436,025	506,099	587,836	643,576

Operating expenses:
Flight operations	78,685	93,092	118,600	141,422	155,516
Fuel	13,531	6,092	1,017	753	766
Maintenance	102,473	123,506	142,643	225,130	210,729
Aircraft rent	77,243	80,942	69,083	71,635	72,551
Aircraft and traffic servicing	28,363	20,817	13,274	3,936	3,676
Promotions and sales(1)	5,406	2,795	11	—	—
General and administrative	31,598	34,501	39,940	42,182	38,996
Depreciation and amortization	32,945	33,425	42,296	46,020	61,048
Asset impairment	7,942	—	—	—	—

Total operating expenses	378,186	395,170	426,864	531,078	543,282

Operating income	37,070	40,855	79,235	56,758	100,294

Other (expense) income, net:
Interest expense	(9,043)	(9,881)	(16,984)	(32,618)	(46,110)
Interest income	71	14	21	325	32
Other income (expense), net	2,458	(475)	975	381	(514)

Total other (expense) income, net	(6,514)	(10,342)	(15,988)	(31,912)	(46,592)

Income before taxes	30,556	30,513	63,247	24,846	53,702
Income tax (benefit) expense	(11,078)	11,749	24,248	9,926	20,874

Net income	$41,634	$18,764	$38,999	$14,920	$32,828	$	$

Net income per share attributable to common shareholders:
Basic(2)	$14.57	$6.32	$12.58	$3.90	$7.52	$	$

Diluted(2)	$4.52	$2.04	$4.04	$1.54	$3.51

Weighted-average common shares outstanding:
Basic	2,858,466	2,970,066	3,099,866	3,823,214	4,367,610

Diluted	9,211,984	9,193,314	9,664,774	9,706,770	9,349,846

Non-GAAP financial data:
EBITDA(3)	$72,473	$73,805	$122,506	$103,159	$160,828	$	$

EBITDAR(3)	$149,716	$154,747	$191,589	$174,794	$233,379	$	$

(1)	Promotion and sales primarily consists of reservations and marketing costs related to our historical go! operations. We do not pay promotion and sales expenses under our capacity purchase agreements.
(2)	See Note 10 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted earnings per share.
(3)	EBITDA is earnings before interest, income taxes, and depreciation and amortization. EBITDAR is earnings before interest, income taxes, depreciation and amortization and aircraft rent. EBITDA and EBITDAR are included as supplemental disclosure because we believe they are useful indicators of our operating performance. Derivations of EBITDA and EBITDAR are well recognized performance measurements in the airline industry that are frequently used by companies, investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. We also believe EBITDA is useful for evaluating our operating performance, as well as to support certain administrative decisions of our senior management team. EBITDAR is useful in evaluating our operating performance compared to our competitors because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, or subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes) and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. EBITDA and EBITDAR are not measures of financial performance in accordance with GAAP, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, or a measure of liquidity. Because derivations of EBITDA and EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations, and not all companies calculate the measures in the same manner. As a result, derivations of EBITDA and EBITDAR as presented may not be directly comparable to similarly titled measures presented by other companies.

The following table presents the reconciliation of net income to EBITDA and EBITDAR for the periods presented below:

	Year Ended September 30,					Six Months Ended March 31,
	2013	2014	2015	2016	2017	2017	2018
	(in thousands)
Reconciliation:
Net income	$41,634	$18,764	$38,999	$14,920	$32,828
Interest expense	9,043	9,881	16,984	32,618	46,110
Interest income	(71)	(14)	(21)	(325)	(32)
Income tax expense (benefit)	(11,078)	11,749	24,248	9,926	20,874
Depreciation and amortization	32,945	33,425	42,296	46,020	61,048

EBITDA	72,473	73,805	122,506	103,159	160,828
Aircraft rent	77,243	80,942	69,083	71,635	72,551

EBITDAR	149,716	154,747	191,589	174,794	233,379

The following table presents our historical balance sheet data as of March 31, 2018.

.	As of March 31, 2018
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$
Total assets
Long-term debt, including current portion
Shareholders’ equity

OPERATING DATA

The following table summarizes certain operating data that we believe are useful indicators of our operating performance for our fiscal years ended September 30, 2013, 2014, 2015, 2016 and 2017, respectively, and the six months ended March 31, 2017 and 2018. The definitions of certain terms related to the airline industry used in the table can be found under “Glossary of Airline Terms” at the end of this prospectus.

	Year Ended September 30,										Six Months Ended March 31,
	2013		2014		2015		2016		2017		2017	2018
Operating Data
Block hours		206,431		225,720		308,681		368,468		395,083
Departures		134,805		140,165		172,033		208,399		221,990
Passengers		7,872,574		8,520,917		10,632,903		12,497,424		13,005,844
Available seat miles—ASMs (thousands)		4,283,272		4,932,516		7,356,450		8,823,595		9,471,911
Revenue passenger miles—RPMs (thousands)		3,703,837		4,103,834		6,019,316		7,019,586		7,392,688
Revenue per available seat mile—RASM	¢	9.69	¢	8.84	¢	6.88	¢	6.66	¢	6.79
Operating cost per available seat mile—CASM	¢	8.83	¢	8.01	¢	5.80	¢	6.02	¢	5.74
Average stage length (miles)		452		475		565		557		561
Regional aircraft
Owned		23		41		47		64		66
Leased		49		37		37		37		37
Leased from United		0		7		30		30		37
Total aircraft		72		85		114		131		140
E-175		0		7		30		46		55
CRJ-900		47		57		63		64		64
CRJ-700		20		20		20		20		20
CRJ-200		5		1		1		1		1
Employees (FTE)		1,819		2,186		2,766		3,102		3,132

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes, before making a decision to invest in our common stock. The risks and uncertainties described below may not be the only ones we face. If any of these risks should occur, our business, results of operations, financial condition or growth prospects could be adversely affected. In those cases, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

The supply of pilots to the airline industry is limited and may negatively affect our operations and financial condition.

In July 2013, as directed by the U.S. Congress, the FAA issued more stringent pilot qualification and crew member flight training standards, which increased the required training time for new airline pilots (the “FAA Qualification Standards”). The FAA Qualification Standards, which became effective in August 2013, require first officers to hold an Airline Transport Pilot (“ATP”) certificate, requiring 1,500 hours total flight time as a pilot. Previously, first officers were required to have only a commercial pilot certificate, which required 250 hours of flight time. The rule also mandates stricter rules to minimize pilot fatigue. The FAA Qualification Standards (and associated regulations) have dramatically reduced the supply of qualified pilot candidates and has had a negative effect on pilot scheduling, work hours and the number of pilots required to be employed for our operations. To address the diminished supply of qualified pilot candidates, regional airlines, including us, implemented significant pilot wage and bonus increases. The impact of the FAA Qualification Standards (and associated regulations) has substantially increased our labor costs and may continue to negatively impact our operations and financial condition.

In prior periods, the FAA Qualification Standards have negatively impacted our ability to hire pilots at a rate sufficient to support required utilization levels under our American Capacity Purchase Agreement, and, as a result, we have issued credits to American pursuant to the terms of the American Capacity Purchase Agreement. For our fiscal year ended September 30, 2017, and the six-month period ended March 31, 2018, we issued credits of approximately $5.9 million and $            , respectively, under the American Capacity Agreement. Also, in February 2018, we mutually agreed with United to temporarily remove two aircraft from service under our United Capacity Purchase Agreement until we are able to fully staff flight operations. See “Business—Capacity Purchase Agreements.” If we are unable to maintain a sufficient number of qualified pilots to operate our scheduled flights, we may need to request reduced flight schedules with our major airline partners and incur monetary performance penalties under our capacity purchase agreements.

In addition, our operations and financial condition may be negatively impacted if we are unable to train pilots in a timely manner. Due to the industry-wide shortage of qualified pilots, driven by the increased flight hours requirements under the FAA Qualification Standards and attrition resulting from the hiring needs of other airlines, pilot training timelines have significantly increased and stressed the availability of flight simulators, instructors and related training equipment. As a result, the training of our pilots may not be accomplished in a cost-efficient manner or in a manner timely enough to support our operational needs.

Pilot attrition may continue to negatively affect our operations and financial condition.

In recent years, we have experienced significant volatility in our attrition as a result of pilot wage and bonus increases at other regional air carriers, the growth of cargo, low-cost and ultra low-cost carriers and the number of pilots at major airlines reaching the statutory mandatory retirement age of 65 years. Following the ratification of our new collective bargaining agreement in July 2017, our average pilot attrition per month has decreased by 12.5% compared to the six months prior to the ratification. We believe that we will maintain our pilot attrition rates at this level during our 2018 fiscal year. However, if our actual pilot attrition is materially different than our projections, our operations and financial results could be materially and adversely affected.

We are highly dependent on our agreements with our major airline partners.

We derive all of our operating revenue from our capacity purchase agreements with our major airlines partners. As of March 31, 2018, the American Capacity Purchase Agreement accounted for      % of our total revenue and the United Capacity Purchase Agreement accounted for     % of our total revenue. In addition, as of March 31, 2018, all of our aircraft available for scheduled service were operating under a capacity purchase agreement with either American or United.

Our American Capacity Purchase Agreement expires with respect to different tranches of aircraft between 2021 and 2025, unless otherwise extended or amended. In addition, our American Capacity Purchase Agreement is subject to termination prior to expiration, subject to our right to cure, in various circumstances including if our controllable flight completion factor falls below certain levels for a specified period of time.

Our United Capacity Purchase Agreement expires between June and December 2019 with respect to 34 CRJ-700 and E-175 aircraft, between January and August 2020 with respect to 15 E-175 aircraft, and between 2021 and 2028 with respect to 31 of our E-175 aircraft. United is also permitted, subject to certain conditions, to terminate the agreement early in its discretion by giving us notice of 90 days or more. Our United Capacity Purchase Agreement is also subject to termination prior to expiration, subject to our right to cure, in various circumstances including if our controllable flight completion factor or departure performance falls below certain levels for a specified period of time.

If our capacity purchase agreements with American or United were terminated or not renewed, we would be significantly impacted and likely would not have an immediate source of revenue or earnings to offset such loss. A termination or expiration of either of these agreements would likely have a material adverse effect on our financial condition, cash flows, ability to satisfy debt and lease obligations, operating revenues and net income unless we are able to enter into satisfactory substitute arrangements for the utilization of the affected aircraft by other major airline partners, or, alternatively, obtain the airport facilities, gates, ticketing and ground services and make the other arrangements necessary to fly as an independent airline. We may not be able to enter into substitute capacity purchase arrangements, and any such arrangements we might secure may not be as favorable to us as our current agreements. Operating an airline independently from our major airline partners would be a significant departure from our business plan and would likely require significant time and resources, which may not be available to us at that point.

Increases in our labor costs, which constitute a substantial portion of our total operating costs, may adversely affect our business, results of operations and financial condition.

Our business is labor intensive, with labor costs representing approximately 28% and 30% of our total operating costs for the years ended September 30, 2016 and 2017, respectively. We are responsible for our labor costs above certain pre-determined reimbursement levels, and we may not be entitled to receive increased payments under our capacity purchase agreements if our labor costs increase above the reimbursement levels. As a result, a significant increase in our labor costs above the reimbursement levels could result in a material reduction in our earnings.

As a result of the 2013 FAA Qualification Standards, the supply of qualified pilots has been dramatically reduced. This shortage of pilots has driven up our pilot salaries and sign-on bonuses and resulted in a material increase in our labor costs. A continued shortage of pilots could require us to further increase our labor costs, which would result in a material reduction in our earnings.

Reduced utilization levels of our aircraft under our capacity purchase agreements would adversely impact our financial results.

Historically, our major airline partners have utilized our flight operations at levels at or near the maximum capacity of our fleet allocations under our capacity purchase agreements, but there can be no assurance that they will continue utilizing our aircraft at that level. If our major airline partners schedule the utilization of our aircraft below historical levels (including taking into account the stage length and frequency of our scheduled flights), we may not be able to maintain operating efficiencies previously obtained, which would negatively impact our operating results and financial condition.

Our American Capacity Purchase Agreement establishes minimum levels of flight operations. In prior periods, the FAA Qualification Standards have negatively impacted our ability to hire pilots at a rate sufficient to support required utilization levels, and, as a result, we have issued credits to American pursuant to the terms of the American Capacity Purchase Agreement. For our fiscal year ended September 30, 2017, and the six-month period ended March 31, 2018, we issued credits of approximately $5.9 million and $                , respectively, under the American Capacity Agreement.

The United Capacity Purchase Agreement does not require United to schedule any specified minimum level of flight operations for our aircraft. Additionally, United may remove aircraft from the United Capacity Purchase Agreement with 90 days’ prior notice to us. While United pays us a fixed monthly revenue amount for each aircraft under contract, a significant reduction in the utilization levels of our fleet in the future or removal of aircraft from the United Capacity Purchase Agreement at United’s election could reduce our revenues based on the number of flights and block hours flown for United. In February 2018, we mutually agreed with United to temporarily remove two aircraft from service under the United Capacity Purchase Agreement until we are able to fully staff flight operations. See “Business—Capacity Purchase Agreements.”

Continued challenges with hiring, training and retaining replacement pilots may lead to reduced utilization levels of our aircraft and additional penalties under our capacity purchase agreements and our operations and financial results could be materially and adversely terminated. Additionally, our major airline partners may change routes and frequencies of flights, which can negatively impact our operating efficiencies. Changes in schedules may increase our flight costs, which could exceed the reimbursed rates paid by our major airline partners. Reduced utilization levels of our aircraft or other changes to our schedules under our capacity purchase agreements would adversely impact our financial results.

If our major airline partners experience events that negatively impact their financial strength or operations, our operations also may be negatively impacted.

We may be directly affected by the financial and operating strength of our major airline partners. Any events that negatively impact the financial strength of our major airline partners or have a long-term effect on the use of our major airline partners by airline travelers would likely have a material adverse effect on our business, financial condition and results of operations. In the event of a decrease in the financial or operational strength of any of our major airline partners, such partner may seek to reduce, or be unable to make, the payments due to us under their capacity purchase agreement. In addition, in some cases, they may reduce utilization of our aircraft. Although we receive guaranteed monthly revenue for each aircraft under contract and a fixed fee for each block hour or flight actually flown, there are no minimum levels of utilization specified in the capacity purchase agreements. If any of our other current or future major airline partners become bankrupt, our capacity purchase agreement with such partner may not be assumed in bankruptcy and could be terminated. This and other events, which are outside of our control, could have a material adverse effect on our business, financial condition and results of operations. In addition, any negative events that occur to other regional carriers and that affect public perception of such carriers generally could also have a material adverse effect on our business, financial condition and results of operations.

Our major airline partners may expand their direct operation of regional jets thus limiting the expansion of our relationships with them.

We depend on our major airline partners electing to contract with us instead of operating their own regional jets or operating their own “captive” regional airlines through wholly owned subsidiaries. Currently, the captive regional airlines include Endeavor Air, Inc. (“Endeavor”) (owned by Delta), Envoy Air Inc. (“Envoy”) (owned by American), PSA Airlines, Inc. (“PSA”) (owned by American), Piedmont Airlines (“Piedmont”) (owned by American) and Horizon Air Industries, Inc. (“Horizon”) (owned by Alaska Air Group, Inc.). These major airlines possess the financial and other resources to acquire and operate their own regional jets, create or grow their own captive regional airlines or acquire other regional air carriers instead of entering into contracts with us. We have no guarantee that in the future our major airline partners will choose to enter into contracts with us instead of operating their own regional jets, allocating flying to their captive regional airlines or entering into relationships with competing regional airlines. A decision by American or United to phase out or limit our capacity purchase agreements or to enter into similar agreements with our competitors could have a material adverse effect on our business, financial condition or results of operations.

We may be limited from expanding our flying within our major airline partners’ flight systems and there are constraints on our ability to provide services to airlines other than American and United.

Additional growth opportunities within our major airline partners’ flight systems are limited by various factors, including a limited number of independent regional aircraft that each such major airline partner can operate in its regional network due “scope” clauses in the current collective bargaining agreements with their pilots that restrict the number and size of regional jets that may be operated in their flight systems not flown by their pilots. Except as contemplated by our existing capacity purchase agreements, we cannot be sure that our major airline partners will contract with us to fly any additional aircraft.

We may not have additional growth opportunities, or may agree to modifications to our capacity purchase agreements that reduce certain benefits to us in order to obtain additional aircraft, or for other reasons. Given the competitive nature of the airline industry, we believe limited growth opportunities may result in competitors accepting reduced margins and less favorable contract terms in order to secure new or additional capacity purchase operations. Even if we are offered growth opportunities by our major airline partners, those opportunities may involve economic terms or financing commitments that are unacceptable to us. Additionally, our major airline partners may reduce the number of regional jets in their system by not renewing or extending existing flying arrangements with regional operators or transitioning those flying arrangements to their own captive regional carriers. Any one or more of these factors may reduce or eliminate our ability to expand our flight operations with our existing major airline partners. We also cannot provide any assurance that we will be able to obtain the additional ground and maintenance facilities, including gates and support equipment, to expand our operations. The failure to obtain these facilities and equipment would likely impede our efforts to grow our business and could materially and adversely affect our operating results and our financial condition.

Additionally, our capacity purchase agreements limit our ability to provide regional flying services to other airlines in certain major airport hubs of American and United. These restrictions may make us a less attractive partner to other major airlines whose regional flying needs do not align with our geographical restrictions.

We have a significant amount of debt and other contractual obligations and that could impair our liquidity and thereby harm our business, results of operations and financial condition.

The airline business is capital intensive and, as a result, we are highly leveraged. As of March 31, 2018, we had approximately $        million in total long-term debt obligations. Substantially all of our long-term debt was incurred in connection with the acquisition of aircraft and aircraft engines. We also have significant long-term lease obligations primarily relating to our aircraft fleet. These leases are classified as operating leases and are therefore not reflected in our consolidated balance sheets. During our fiscal years ended September 30, 2016 and 2017, our principal debt service payments totaled $75.5 million and $153.0 million, respectively, and our principal lease payments totaled approximately $70.0 million and $106.3 million, respectively.

We have significant lease obligations with respect to our aircraft, which aggregated to approximately $316.1 million and $        at September 30, 2017 and March 31, 2018, respectively. At March 31, 2018, we had              aircraft under lease, with an average remaining term of              years. Future minimum lease payments due under all long term operating leases were approximately $        million per year and debt service obligations were $        million per year, respectively, as of March 31, 2018.

We are subject to various financial covenants under our financing agreements and leases with, among others, CIT Bank, N.A. (“CIT”), Export Development Canada (“EDC”) and RASPRO Trust 2005 (“RASPRO”) that are typical for credit facilities and leases of this size, type, and tenor. Our ability to make additional borrowings under our credit facility depends upon satisfaction of these covenants. Our ability to comply with these covenants and requirements may be affected by events beyond our control. Our failure to comply with obligations under our credit facility could result in an event of default under the facilities. A default, if not cured or waived, could prohibit us from obtaining further loans under our credit facilities and permit the lenders thereunder to accelerate payment of their loans. In addition, the lenders would have the right to proceed against the collateral we granted to them, which consists of substantially all of our assets. If our debt is accelerated, we cannot be certain that we will have funds available to pay the accelerated debt or that we will have the ability to refinance the accelerated debt on terms favorable to us, or at all. If we could not repay or refinance the accelerated debt, we could be insolvent and could seek to file for bankruptcy protection. Any such default, acceleration, or insolvency would likely have a material and adverse effect on our business. See “We are required to comply with certain ongoing financial and other covenants under certain credit facilities, and if we fail to meet those covenants or otherwise suffer a default thereunder, our lenders may accelerate the payment of such indebtedness” for a discussion of our financial and other covenants.

We cannot assure you that our operations will generate sufficient cash flow to make our required payments, or that we will be able to obtain financing to acquire additional aircraft or make other capital expenditures necessary for expansion. Our ability to pay the high level of fixed costs associated with our contractual obligations will depend on our operating performance, cash flow and our ability to secure adequate financing, which will in turn depend on, among other things, the success of our current business strategy, the U.S. economy, availability and cost of financing, as well as general economic and political conditions and other factors that are, to some extent, beyond our control. The amount of our fixed obligations could have a material adverse effect on our business, results of operations and financial condition and could:

•	require that a substantial portion of our cash flow from operations be used for operating lease and maintenance reserve payments, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	limit our ability to obtain additional financing to support our expansion plans and for working capital and other purposes on acceptable terms or at all;

•	make it more difficult for us to pay our other obligations as they become due during adverse general economic and market industry conditions because any related decrease in revenues could cause us to not have sufficient cash flows from operations to make our scheduled payments; and

•	reduce our flexibility in planning for, or reacting to, changes in our business and the airline industry and, consequently, place us at a competitive disadvantage to our competitors with lower fixed payment obligations.

Additionally, a failure to pay our operating leases, debt or other fixed cost obligations or a breach of our contractual obligations could result in a variety of further adverse consequences, including the exercise of remedies by our creditors and lessors. In such a situation, it is unlikely that we would be able to cure our breach, fulfill our obligations, make required lease payments or otherwise cover our fixed costs, which would have a material adverse effect on our business, results of operations and financial condition.

We are required to comply with certain ongoing financial and other covenants under certain credit facilities, and if we fail to meet those covenants or otherwise suffer a default thereunder, our lenders may accelerate the payment of such indebtedness.

As of March 31, 2018, we had $        million of long-term secured debt, comprised of the following: (i) the CIT Revolving Credit Facility; (ii) the Spare Engine Facility (as defined below); (iii) the EDC 2015 Credit Facility (as defined below), the EDC January 2016 Credit Facility (as defined below) and the EDC June 2016 Credit Facility (as defined below) (and, together with the EDC 2015 Credit Facility and the EDC January 2016 Credit Facility, the “EDC Credit Facilities”); (iv) the MidFirst Credit Facility (as defined below) and (v) the Aircraft Notes (as defined below). This amount consisted of $        million in notes payable related to owned aircraft used in continuing operations, $        million of notes payable related to spare engines and engine kits, and $        million of our working capital line of credit. The obligations under these credit facilities are secured primarily by a first priority lien on certain engines, equipment, spare parts and related collateral, including engine warranties and proceeds of the foregoing, and the aircraft acquired with the proceeds of such indebtedness. As of March 31, 2018, we had $        million of long-term unsecured debt.

Under (i) the CIT Revolving Credit Facility, we are required to comply with a minimum consolidated interest and rental coverage ratio at the end of each fiscal quarter during the term of such credit facility, (ii) the EDC Credit Facilities, we are required to comply with a minimum fixed charge coverage ratio at the end of each fiscal quarter during the term of such credit facilities, and (iii) the Lease Agreement, dated as of September 23, 2005, between RASPRO and Mesa Airlines, Inc., we are required to comply with minimum current ratio and debt ratio covenants and a minimum available cash covenant until all amounts outstanding thereunder have been paid in full.

Failure to comply with the terms of these credit facilities and financing arrangements and the ongoing financial and other covenants thereunder would result in an event of default (as defined in the applicable credit facility and financing agreement) and, to the extent the applicable lenders so elect, an acceleration of our existing indebtedness following the expiration of any applicable cure periods, causing such debt to be immediately due and payable. Acceleration of such indebtedness would also trigger cross-default clauses under our other indebtedness. It could also result in the termination of all commitments to extend further credit under our CIT Credit Facility. We currently do not have sufficient liquidity to repay all of our outstanding debt in full if such debt were accelerated. If we are unable to pay our debts as they come due, or obtain waivers for such payments, our secured lenders could foreclose on any of our assets securing such debt. These events could materially adversely affect our business, results of operations and financial condition.

The residual value of our owned aircraft may be less than estimated in our depreciation policies.

As of March 31, 2018, we had approximately $        million of property and equipment and related assets, net of accumulated depreciation, of which, $        million relates to owned aircraft. In accounting for these long lived assets, we make estimates about the expected useful lives of the assets, the expected residual values of certain of these assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long lived assets, a significant change in the condition of the long lived assets and operating cash flow losses associated with the use of the long lived assets. In the event the estimated residual value of any of our aircraft types is determined to be lower than the residual value assumptions used in our depreciation policies, the applicable aircraft type in our fleet may be impaired and may result in a material reduction in the book value of applicable aircraft types we operate or we may need to prospectively modify our depreciation policies. An impairment on any of our aircraft types we operate or an increased level of depreciation expense resulting from a change to our depreciation policies could result in a material negative impact to our financial results.

The amounts we receive under our capacity purchase agreements may be less than the corresponding costs we incur.

Under our capacity purchase agreements with American and United, a portion of our compensation is based upon pre-determined rates typically applied to production statistics (such as departures and block hours flown). The primary operating costs intended to be compensated by the pre-determined rates include labor costs, including crew training costs, certain aircraft maintenance expenses and overhead costs. During the year ended September 30, 2017, approximately $24.5 million, or 4.2%, of our capacity purchase agreement operating costs were pass-through costs, excluding fuel which is paid directly to suppliers by our major airline partners. If our operating costs for labor, aircraft maintenance and overhead costs exceed the compensation earned from our pre-determined rates under our revenue-guarantee arrangements, our financial position and operating results will be negatively affected.

Strikes, labor disputes and increased unionization of our workforces may adversely affect our ability to conduct our business and reduce our profitability.

As of March 31, 2018, approximately 75.8% of our workforce was represented by labor unions, including the Air Line Pilots Association, International (“ALPA”) and the Association of Flight Attendants (“AFA”). On July 13, 2017, our pilots, represented by the ALPA, ratified a new four-year collective bargaining agreement. Similarly, on October 1, 2017, our flight attendants, represented by the AFA, ratified a new four-year collective bargaining agreement. The terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can. In addition, if we are unable to reach agreement with any of our unionized work groups in future negotiations regarding the terms of their collective bargaining agreements, we may be subject to work interruptions, stoppages or shortages. We may also become subject to additional collective bargaining agreements in the future as non-unionized workers may unionize. We are also subject to various ongoing employment disputes outside of the collective bargaining agreements. We consider these to not be material, but any current or future dispute could become material.

Relations between air carriers and labor unions in the United States are governed by the Railway Labor Act (“RLA”). Under the RLA, collective bargaining agreements generally contain “amendable dates” rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the National Mediation Board (“NMB”). This process continues until either the parties have reached agreement on a new collective bargaining agreement, or the parties have been released to “self-help” by the NMB. In most circumstances, the RLA prohibits strikes; however, after release by the NMB, carriers and unions are free to engage in self-help measures such as lockouts and strikes.

Any strike, labor dispute or increased unionization among our employees could disrupt our operations, reduce our profitability or interfere with the ability of our management to focus on executing our business strategies. For example, if a labor strike were to continue for several consecutive days, United may have cause to terminate the United Capacity Purchase Agreement. As a result, our business, results of operations and financial condition may be materially adversely affected.

We face tail risk in that we have aircraft lease and debt commitments that extend beyond our existing capacity purchase agreement contractual term on certain aircraft.

As of March 31, 2018, we had 18 aircraft with leases extending past the term of their corresponding capacity purchase agreement with an aggregate exposure of less than $33.0 million. We may not be successful in extending the flying contract terms on these aircraft with our major airline partners. In that event, we intend to pursue alternative uses for those aircraft over the remaining portions of their leases including, but not limited to, operating the aircraft with another major airline under a negotiated capacity purchase agreement, subleasing the aircraft to another operator or marketing them for sale. Additionally, we may negotiate an early lease return agreement with an aircraft’s lessor. In connection with this, we may incur cash and non-cash early lease termination costs that would negatively impact our operations and financial condition. Additionally, if we are unable to extend a flying contract with an existing major airline partner, but reach an agreement to place an aircraft into service with a different major airline partner, we likely will incur inefficiencies and incremental costs, such as changing the aircraft livery, which would negatively impact our financial results.

We may incur substantial maintenance costs as part of our leased aircraft return obligations.

Our aircraft lease agreements often contain provisions that require us to return aircraft airframes and engines to the lessor in a specified condition or pay an amount to the lessor based on the actual return condition of the equipment. These lease return costs are recorded in the period in which they are incurred, and may be materially different than our projections. Any unexpected increase in maintenance return costs may negatively impact our financial position and results of operations.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including employment, commercial, product liability, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability and/or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, results of operations and financial condition.

Disagreements regarding the interpretation of our capacity purchase agreements with our major airline partners could have an adverse effect on our operating results and financial condition.

To the extent that we experience disagreements regarding the interpretation of our capacity purchase or other agreements, we will likely expend valuable management time and financial resources in our efforts to resolve those disagreements. Those disagreements may result in litigation, arbitration, settlement negotiations or other proceedings. Furthermore, there can be no assurance that any or all of those proceedings, if commenced, would be resolved in our favor or that we would be able to exercise sufficient leverage in any proceeding relative to our major airline partner to achieve a favorable outcome. An unfavorable result in any such proceeding could have adverse financial consequences or require us to modify our operations. Such disagreements and their consequences could have an adverse effect on our operating results and financial condition.

We rely on third-party suppliers as the sole manufacturers of our aircraft and aircraft engines.

We depend upon Bombardier and Embraer S.A. (“Embraer”) as the sole manufacturers of our aircraft and GE as the sole manufacturer of our aircraft engines. Our operations could be materially and adversely affected by the failure or inability of Bombardier, Embraer or GE to provide sufficient parts or related maintenance and support services to us in a timely manner, or the interruption of our flight operations as a result of unscheduled or unanticipated maintenance requirements for our aircrafts or engines.

Maintenance costs will likely increase as the age of our regional jet fleet increases.

The average age of our E-175, CRJ-900 and CRJ-700 type aircraft is approximately 2.4, 11.5 and 14.2 years, respectively. We have incurred relatively low maintenance expenses on our E-175 aircraft because most of the parts are under multi-year warranties and a limited number of heavy airframe checks and engine overhauls have occurred. Our maintenance costs will increase significantly, both on an absolute basis and as a percentage of our operating expenses, as our fleet ages and the E-175 warranties expire. In addition, because our current aircraft were acquired over a relatively short period of time, significant maintenance events scheduled for these aircraft will occur at roughly the same intervals, meaning we will incur our most expensive scheduled maintenance obligations across our present fleet at approximately the same time. These more significant maintenance activities result in out-of-service periods during which aircraft are dedicated to maintenance activities and unavailable for flying under our capacity purchase agreements. Any unexpected increase in our maintenance costs as our fleet ages or decreased revenues resulting from out-of-service periods could have an adverse effect on our cash flows, operating results and financial condition.

If we face problems with any of our third-party service providers, our operations could be adversely affected.

Our reliance upon others to provide essential services on behalf of our operations may limit our ability to control the efficiency and timeliness of contract services. We have entered into agreements with contractors to provide various facilities and services required for our operations, including aircraft maintenance, ground facilities and IT services, and expect to enter into additional similar agreements in the future. In particular, we rely on AAR and Aviall to provide fixed-rate parts procurement and component overhaul services for our aircraft fleet and GE to provide engine support. Our agreement with AAR, and other service providers, are subject to termination after notice. If our third party service providers terminate their contracts with us, or do not provide timely or consistently high-quality service, we may not be able to replace them in a cost-efficient manner or in a manner timely enough to support our operational needs, which could have a material adverse effect on our business, financial condition and results of operations. In addition, our operations could be materially and adversely affected by the failure or inability of AAR, Aviall or GE to provide sufficient parts or related maintenance and support services to us in a timely manner.

Regulatory changes or tariffs could negatively impact our business and financial condition.

We import a substantial portion of the equipment we need. For example, the sole manufacturers of our aircraft, Bombardier and Embraer, are headquartered in Canada and Brazil, respectively. We cannot predict the impact of potential regulatory changes or action by U.S. regulatory agencies, including the potential impact of tariffs or changes in international trade treaties on the cost and timing of parts and aircraft. Our business may be subject to additional costs as a result of potential regulatory changes, which could have an adverse effect on our operations and financial results.

The issuance of operating restrictions applicable to one of the fleet types we operate could negatively impact our business and financial condition.

We rely on a limited number of aircraft types, including CRJ-700s, CRJ-900s and E-175s. The issuance of FAA or manufacturer directives restricting or prohibiting the use of the aircraft types we operate could negatively impact our business and financial results.

If we have a failure in our technology or security breaches of our information technology infrastructure our business and financial condition may be adversely affected.

The performance and reliability of our technology, and the technology of our major airline partners, are critical to our ability to compete effectively. Any internal technological error or failure or large scale external interruption in the technological infrastructure we depend on, such as power, telecommunications or the internet, may disrupt our internal network. Any individual, sustained or repeated failure of our technology or that of our major airline partners could impact our ability to conduct our business, lower the utilization of our aircraft and result in increased costs. Our technological systems and related data, and those of our major airline partners, may be vulnerable to a variety of sources of interruption due to events beyond our control, including natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers and other security issues.

In addition, as a part of our ordinary business operations, we collect and store sensitive data, including personal information of our employees and information of our major airline partners. Our information systems are subject to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to our systems or information through fraud or other means of deception. The methods used to obtain unauthorized access, disable or degrade service or sabotage systems are constantly evolving, and may be difficult to anticipate or to detect for long periods of time. We may not be able to prevent all data security breaches or misuse of data. The compromise of our technology systems resulting in the loss, disclosure, misappropriation of, or access to, employees’ or business partners’ information could result in legal claims or proceedings, liability or regulatory penalties under laws protecting the privacy of personal information, disruption to our operations and damage to our reputation, any or all of which could adversely affect our business and financial condition.

Our business could be materially adversely affected if we lose the services of our key personnel.

Our success depends to a significant extent upon the efforts and abilities of our senior management team and key financial and operating personnel. In particular, we depend on the services of Jonathan G. Ornstein, our Chairman and Chief Executive Officer, and Michael J. Lotz, our President and Chief Financial Officer. Competition for highly qualified personnel is intense, and the loss of any executive officer, senior manager, or other key employee without an adequate replacement, or the inability to attract new qualified personnel, could have a material adverse effect on our business, results of operations and financial condition.

We are subject to various environmental and noise laws and regulations, which could have a material adverse effect on our business, results of operations and financial condition.

We are subject to increasingly stringent federal, state, local and foreign laws, regulations and ordinances relating to the protection of the environment and noise, including those relating to emissions to the air, discharges (including storm water discharges) to surface and subsurface waters, safe drinking water and the use, management, disposal and release of, and exposure to, hazardous substances, oils and waste materials. We are or may be subject to new or proposed laws and regulations that may have a direct effect (or indirect effect through our third-party specialists or airport facilities at which we operate) on our operations. In addition, U.S. airport authorities are exploring ways to limit de-icing fluid discharges. Any such existing, future, new or potential laws and regulations could have an adverse impact on our business, results of operations and financial condition.

Similarly, we are subject to environmental laws and regulations that require us to investigate and remediate soil or groundwater to meet certain remediation standards. Under certain laws, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of wastes directly attributable to us.

Our ability to utilize our net operating loss carryforwards and certain other tax attributes may be limited.

As of September 30, 2017, we had aggregate federal and state net operating loss carryforwards of approximately $299.8 million and $172.3 million, which expire in 2027-2036 and 2018-2037, respectively, with approximately $0.9 million expiring in 2018. Our unused losses generally carry forward to offset future taxable income, if any, until such unused losses expire. We may be unable to use these losses to offset income before such unused losses expire. In addition, if a corporation undergoes an “ownership change” (generally defined as a greater than 50-percentage-point cumulative change in the equity ownership of certain shareholders over a rolling three-year period) under Section 382 of the Internal Revenue Code of 1986, as amended, the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes to offset future taxable income or taxes may be limited. We have experienced ownership changes in the past and may experience ownership changes in connection with this offering or as a result of future changes in our stock ownership (some of which changes may not be within our control). This, in turn, could materially reduce or eliminate our ability to use our losses or tax attributes to offset future taxable income or tax and have an adverse effect on our future cash flows.

We may not be able to successfully implement our growth strategy.

Our growth strategy includes, among other things, providing regional flying to other major airlines and/or entering into the cargo and express shipping business. We face numerous challenges in implementing our growth strategy, including our ability to:

•	provide regional flying to other major airlines with hub cities that overlap with our existing major airline partners;

•	enter into relationships with third-parties to carry their cargo on terms that are acceptable to us; and

•	access sufficient gates and other services at airports we currently serve or seek to serve.

Our capacity purchase agreements limit our ability to provide regional flying services to other airlines in certain major airport hubs of American and United. These restrictions may make us a less attractive partner to other major airlines whose regional flying needs do not align with our geographical restrictions.

The potential benefits of entering the air cargo and express shipping sector will depend substantially on our ability to enter into relationships with integrated logistics companies and transition our existing business strategies into a new sector. We may be unsuccessful in entering into relationships with integrated logistics companies to carry cargo on terms that are acceptable to us. Additionally, our ability to transition our existing business strategies into a new sector may be costly, complex and time-consuming, and our management will have to devote substantial time and resources to such effort. Should we transition into this new sector, we may experience difficulties or delays in securing gate access and other airport services necessary to operate in the air cargo and express shipping sector. Our inability to successfully implement our growth strategies, could have a material adverse effect on our business, financial condition and results of operations and any assumptions underlying estimates of expected cost savings or expected revenues may be inaccurate.

We may not be able to make opportunistic acquisitions should we elect to do so as part of our growth strategy.

If we elect to pursue an acquisition, our ability to successfully implement this transaction would depend on a variety of factors, including the approval of our acquisition target’s major airline partners, obtaining financing on acceptable terms and compliance with the restrictions contained in our debt agreements. If we need to obtain our lenders’ consent prior to an acquisition, they may refuse to provide such consent or condition their consent on our compliance with additional restrictive covenants that limit our operating flexibility. Acquisition transactions involve risks, including those associated with integrating the operations or (as applicable) separately maintaining the operations, financial reporting, disparate technologies and personnel of acquired companies; managing geographically dispersed operations; the diversion of management’s attention from other business concerns; unknown risks; and the potential loss of key employees. We may not successfully integrate any businesses we may acquire in the future and may not achieve anticipated revenue and cost benefits relating to any such transactions. Strategic transactions may be expensive, time consuming and may strain our resources. Strategic transactions may not be accretive to our earnings and may negatively impact our results of operations as a result of, among other things, the incurrence of debt, one-time write-offs of goodwill and amortization expenses of other intangible assets. In addition, strategic transactions that we may pursue could result in dilutive issuances of equity securities.

Our ability to obtain financing or access capital markets may be limited.

There are a number of factors that may limit our ability to raise financing or access capital markets in the future, including our significant debt and future contractual obligations, our liquidity and credit status, our operating cash flows, the market conditions in the airline industry, U.S. and global economic conditions, the general state of the capital markets and the financial position of the major providers of commercial aircraft financing. We cannot assure you that we will be able to source external financing for our planned aircraft acquisitions or for other significant capital needs, and if we are unable to source financing on acceptable terms, or unable to source financing at all, our business could be materially adversely affected. To the extent we finance our activities with additional debt, we may become subject to financial and other covenants that may restrict our ability to pursue our business strategy or otherwise constrain our growth and operations.

Negative publicity regarding our customer service could have a material adverse effect on our business, results of operations and financial condition.

Our business strategy includes the implementation of our major airline partners’ brand and product in order to increase customer loyalty and drive future ticket sales. In addition, we also receive certain amounts under our United Capacity Purchase Agreement based upon the results of passenger satisfaction surveys. However, we may experience a high number of passenger complaints related to, among other things, our customer service. These complaints, together with delayed and cancelled flights, and other service issues, are reported to the public by the DOT. If we do not meet our major airline partners’ expectations with respect to reliability and service, our and our major airline partners’ brand and product could be negatively impacted, which could result in customers deciding not to fly with our major airline partners or with us. If we are unable to provide consistently high-quality customer service, it could have an adverse effect on our relationships with our major airline partners.

Risks associated with our presence in international emerging markets, including political or economic instability, and failure to adequately comply with existing legal requirements, may materially adversely affect us.

Some of our target growth markets include countries with less developed economies, legal systems, financial markets and business and political environments are vulnerable to economic and political disruptions, such as significant fluctuations in gross domestic product, interest and currency exchange rates, civil disturbances, government instability, nationalization and expropriation of private assets, trafficking and the imposition of taxes or other charges by governments. The occurrence of any of these events in markets served by us now or in the future and the resulting instability may have a material adverse effect on our business, results of operations and financial condition.

We emphasize compliance with all applicable laws and regulations and have implemented and continue to implement and refresh policies, procedures and certain ongoing training of our employees, third-party specialists and partners with regard to business ethics and key legal requirements; however, we cannot assure you that our employees, third-party specialists or partners will adhere to our code of ethics, other policies or other legal requirements. If we fail to enforce our policies and procedures properly or maintain adequate recordkeeping and internal accounting practices to record our transactions accurately, we may be subject to sanctions. In the event we believe or have reason to believe our employees, third-party specialists or partners have or may have violated applicable laws or regulations, we may incur investigation costs, potential penalties and other related costs which in turn may materially adversely affect our reputation and could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Industry

The airline industry is highly competitive and has undergone a period of consolidation and transition leaving fewer potential major airline partners.

The airline industry is highly competitive. We compete primarily with other regional airlines, some of which are owned by or operated by major airlines. In certain instances, our competitors are larger than us and possess significantly greater financial and other resources than we do. The airline industry has undergone substantial consolidation, including the mergers between Alaska Airlines and Virgin America Inc. in 2016, American and US Airways in 2013, Southwest Airlines and AirTran in 2011, United and Continental Airlines in 2010 and Delta and Northwest Airlines in 2008. Any additional consolidation or significant alliance activity within the airline industry could further limit the number of potential partners with whom we could enter into capacity purchase agreements.

We are subject to significant governmental regulation.

All interstate air carriers, including us, are subject to regulation by the DOT, the FAA and other governmental agencies. Regulations promulgated by the DOT primarily relate to economic aspects of air service. The FAA requires operating, air worthiness and other certificates; approval of personnel who may engage in flight, maintenance or operation activities; record keeping procedures in accordance with FAA requirements; and FAA approval of flight training and retraining programs. We cannot predict whether we will be able to comply with all present and future laws, rules, regulations and certification requirements or that the cost of continued compliance will not have a material adverse effect on our operations. We incur substantial costs in maintaining our current certifications and otherwise complying with the laws, rules and regulations to which we are subject. A decision by the FAA to ground, or require time consuming inspections of or maintenance on, all or any of our aircraft for any reason may have a material adverse effect on our operations. In addition to state and federal regulation, airports and municipalities enact rules and regulations that affect our operations and require that we incur substantial on-going costs.

Airlines are often affected by factors beyond their control including: air traffic congestion at airports; air traffic control inefficiencies; adverse weather conditions, such as hurricanes or blizzards; increased security measures; new travel related taxes or the outbreak of disease, any of which could have a material adverse effect on our business, results of operations and financial condition.

Like other airlines, our business is affected by factors beyond our control, including air traffic congestion at airports, air traffic control inefficiencies, increased security measures, new travel-related taxes and fees, adverse weather conditions, natural disasters and the outbreak of disease. Factors that cause flight delays frustrate passengers and increase operating costs and decrease revenues, which in turn could adversely affect profitability. The federal government singularly controls all U.S. airspace, and airlines are completely dependent on the FAA to operate that airspace in a safe, efficient and affordable manner. The air traffic control system, which is operated by the FAA, faces challenges in managing the growing demand for U.S. air travel, U.S. and foreign air-traffic controllers often rely on outdated technologies that routinely overwhelm the system and compel airlines to fly inefficient, indirect routes resulting in delays. In addition, there are currently proposals before Congress that could potentially lead to the privatization of the United States’ air traffic control system, which could adversely affect our business. Further, implementation of the Next Generation Air Transport System, or NextGen, by the FAA would result in changes to aircraft routings and flight paths that could lead to increased noise complaints and lawsuits, resulting in increased costs. There are additional proposals before Congress that would treat a wide range of consumer protection issues, including, among other things, proposals to regulate seat size, which could increase the costs of doing business.

Adverse weather conditions and natural disasters, such as hurricanes, winter snowstorms or earthquakes, can cause flight cancellations or significant delays. Cancellations or delays due to adverse weather conditions or natural disasters, air traffic control problems or inefficiencies, breaches in security or other factors may affect us to a greater degree than other, larger airlines that may be able to recover more quickly from these events, and therefore could have a material adverse effect on our business, results of operations and financial condition to a greater degree than other air carriers. Any general reduction in airline passenger traffic could have a material adverse effect on our business, results of operations and financial condition.

Terrorist activities or warnings have dramatically impacted the airline industry, and will likely continue to do so.

The terrorist attacks of September 11, 2001 and their aftermath have negatively impacted the airline industry in general, including our operations. If additional terrorist attacks are launched against the airline industry, there will be lasting consequences of the attacks, which may include loss of life, property damage, increased security and insurance costs, increased concerns about future terrorist attacks, increased government regulation and airport delays due to heightened security. We cannot provide any assurance that these events will not harm the airline industry generally or our operations or financial condition in particular.

The occurrence of an aviation accident involving our aircraft would negatively impact our operations and financial condition.

An accident or incident involving our aircraft could result in significant potential claims of injured passengers and others, as well as repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. In the event of an accident, our liability insurance may not be adequate to offset our exposure to potential claims and we may be forced to bear substantial losses from the accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our operational and financial results. Moreover, any aircraft accident or incident, even if fully insured, could cause a public perception that our operations are less safe or reliable than other airlines.

An outbreak of a disease or similar public health threat could have a material adverse impact on our business, financial position and results of operations.

An outbreak of a disease or similar public health threat that affects travel demand, travel behavior, or travel restrictions could have a material adverse impact on our business, financial condition and results of operations.

Risks Related to Owning Our Common Stock

The market price of our common stock may be volatile, which could cause the value of an investment in our stock to decline.

Prior to this offering, there has been no public market for shares of our common stock, and an active public market for these shares may not develop or be sustained after this offering. We and the representatives of the underwriters determined the initial public offering price of our common stock through negotiation. This price does not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. In addition, the market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

•	announcements concerning our major airline partners, competitors, the airline industry or the economy in general;

•	strategic actions by us, our major airline partners, or our competitors, such as acquisitions or restructurings;

•	media reports and publications about the safety of our aircraft or the aircraft type we operate;

•	new regulatory pronouncements and changes in regulatory guidelines;

•	announcements concerning the availability of the type of aircraft we use;

•	significant volatility in the market price and trading volume of companies in the airline industry;

•	changes in financial estimates or recommendations by securities analysts or failure to meet analysts’ performance expectations;

•	sales of our common stock or other actions by insiders or investors with significant shareholdings, including sales by our principal shareholders; and

•	general market, political and other economic conditions.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. Broad market fluctuations may materially adversely affect the trading price of our common stock.

In the past, shareholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources and have a material adverse effect on our business, results of operations and financial condition.

If securities or industry analysts do not publish research or reports about our business or publish negative reports about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities and industry analysts may publish about us or our business. If one or more of the analysts who cover us downgrade our stock or publish inaccurate or unfavorable research about our business, the trading price of our common stock would likely decline. If one or more of these analysts ceases to cover our company or fails to publish reports on us regularly, demand for our stock could decrease, which may cause the trading price of our common stock and the trading volume of our common stock to decline.

Purchasers of our common stock in this offering will experience immediate and substantial dilution in the tangible net book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $        in net tangible book value per share from the price you paid. In addition, as of March 31, 2018, we had              outstanding unvested restricted stock awards,              warrants to purchase our common stock with an exercise price of $0.01 per share and                 warrants to purchase our common stock with an exercise price of $8.00 per share. The vesting of these restricted stock awards and warrants will result in further dilution. For a further description of the dilution that you will experience immediately after this offering, see “Dilution” elsewhere in this prospectus.

The value of our common stock may be materially adversely affected by additional issuances of common stock by us or sales by our principal shareholders.

Any future issuances or sales of our common stock by us will be dilutive to our existing common shareholders. We had              million shares of common stock outstanding as of March 31, 2018. All of the shares of common stock sold in this offering will be freely tradeable without restrictions or further registration under the Securities Act. The holders of     % of our outstanding shares of our common stock have signed lock-up agreements with the underwriters of this offering, under which they have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, enter into a transaction which would have the same effect, without the prior written consent of certain of the underwriters, for a period of 180 days after the date of this prospectus. Sales of substantial amounts of our common stock in the public or private market, a perception in the market that such sales could occur, or the issuance of securities exercisable or convertible into our common stock, could adversely affect the prevailing price of our common stock.

The value of our common stock may be materially adversely affected by additional issuances of common stock underlying our outstanding warrants.

As of March 31, 2018, we had outstanding warrants to purchase an aggregate of                  shares of our common stock, which were issued to non-U.S. citizens who were claimholders in our bankruptcy proceedings in order to maintain compliance with restrictions imposed by federal law on foreign ownership of U.S. airlines. Any future warrant exercises by our existing warrant holders will be dilutive to our existing common shareholders. All of the shares of common stock issuable upon exercise of our warrants will be freely tradeable without restrictions or further registration under the Securities Act. The holders of     % of our outstanding warrants have signed lock-up agreements with the underwriters of this offering, under which they have agreed, subject to certain exceptions, not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, enter into a transaction which would have the same effect, without the prior written consent of certain of the underwriters, for a period of 180 days after the date of this prospectus. Sales of substantial amounts of our common stock in the public or private market, a perception in the market that such sales could occur, or the issuance of securities exercisable or convertible into our common stock, could adversely affect the prevailing price of our common stock.

Provisions in our charter documents might deter acquisition bids for us, which could adversely affect the price of our common stock.

Our articles of incorporation and bylaws contain provisions that, among other things:

•	authorize our Board of Directors, without shareholder approval, to issue one or more series of preferred stock, or rights to acquire preferred stock, that could dilute the interest of, or impair the voting power of, holders of our common stock or could also be used as a method of discouraging, delaying or preventing a change of control

•	establish advance notice procedures that shareholders must comply with in order to nominate candidates to our Board of Directors and propose matters to be brought before an annual meeting of our shareholders, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company;

•	authorize a majority of our Board of Directors to elect a director to fill a vacancy created by the expansion of the Board of Directors or the resignation, death or removal of a director, which may prevent shareholders from being able to fill vacancies on our Board of Directors

•	restrict the ability of shareholders to modify the number of authorized directors, which also prevents shareholders from being able to fill vacancies on our Board of Directors; and

•	restrict the ability of shareholders to call special meetings of shareholders.

Certain anti-takeover provisions under Nevada law also apply to our company. We are subject to Section 78.444 of the Nevada Revised Statutes, which prohibits us from entering into some business combinations with interested shareholders without the approval of our Board of Directors. We are also subject to Sections 78.378 and 78.3793 of the Nevada Revised Statutes, which deny voting rights to any person who acquires a “controlling interest” without board approval or approval of disinterested stockholder. These provisions could make it more difficult for a third party to acquire us, even if doing so would benefit our shareholders. See “Description of Capital Stock—Anti-Takeover Provisions of Our Articles of Incorporation, Bylaws and Nevada Law.”

Our corporate charter includes provisions limiting ownership by non-U.S. citizens.

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated articles of incorporation to be in effect immediately prior to the consummation of this offering restrict the transfer of shares of our common stock to non-U.S. citizens. Specifically, our amended and restated articles of incorporation to be in effect immediately prior to the consummation of this offering prohibit the transfer of shares of our capital stock that would result in us losing our status as a “citizen of the United States” within the meaning of 49 U.S.C. § 40102(a). That statute defines “citizen of the United States” as, among other things, a U.S. corporation, of which the president and at least two-thirds of the Board of Directors and other managing officers are individuals who are citizens of the United States, which is under the actual control of citizens of the United States, and in which at least 75 percent of the voting interest is owned or controlled by persons that are citizens of the United States. As of March 31, 2018, there were              outstanding warrants to purchase shares of our common stock, with an exercise price of $0.01 per share, held by persons who are not U.S. citizens. The warrants are not exercisable in violation of the restrictions imposed by federal law requiring that no more than 24.9% of our stock be voted, directly or indirectly, or controlled by persons who are not U.S. citizens. We are currently in compliance with all applicable foreign ownership restrictions. See “Business—Foreign Ownership” and “Description of Capital Stock—Anti-Takeover Provisions of Our Articles of Incorporation, Bylaws and Nevada Law—Limited Ownership and Voting by Foreign Owners.”

We currently do not intend to pay dividends on our common stock and, consequently, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We have not historically paid dividends on shares of our common stock and do not expect to pay dividends on such shares in the foreseeable future. Additionally, our Investor Rights Agreement, RASPRO Lease Facility and GECAS Lease Facility (each as defined below) contain restrictions that limit our ability to or prohibit us from paying dividends to holders of our common stock. Any future determination to pay dividends will be at the discretion of our Board of Directors and will depend on our results of operations, financial condition, capital requirements, restrictions contained in current or future leases and financing instruments, business prospects and such other factors as our Board of Directors deems relevant. Consequently, your only opportunity to achieve a positive return on your investment in us will be if the market price of our common stock appreciates.

We have broad discretion over the use of the net proceeds from this offering and we may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering. Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these proceeds effectively could adversely affect our business, results of operations, and financial condition. Pending their use, we may invest our proceeds in a manner that does not produce income or that loses value. Our investments may not yield a favorable return to our investors and may negatively impact the price of our common stock.

We are an “emerging growth company,” and the reduced disclosure and regulatory requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act, and therefore we may take advantage of reduced disclosure and regulatory requirements that are otherwise generally applicable to public companies. As an emerging growth company:

•	We may present only two years of audited financial statements and related Selected Financial Data and Management’s Discussion and Analysis of Financial Condition and Results of Operations;

•	We are not required to obtain an attestation and report from our independent registered public accounting firm on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act;

•	We may present reduced disclosure regarding executive compensation in our periodic reports and proxy statements; and

•	We are not required to hold nonbinding advisory shareholder votes on executive compensation or golden parachute arrangements.

We may take advantage of these reduced requirements until we are no longer an “emerging growth company,” which will occur upon the earliest of (i) the last day of the fiscal year following the fifth anniversary of this offering, (ii) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more, (iii) the date on which we have, during the previous rolling three-year period, issued more than $1.0 billion in non-convertible debt securities and (iv) the date on which we are deemed to be a “large accelerated filer” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Investors may find our common stock less attractive or our company less comparable to certain other public companies because we will rely on these reduced requirements.

In addition, the JOBS Act permits an “emerging growth company” to take advantage of an extended transition period to comply with new or revised accounting standards. This effectively permits the delayed adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are electing to “opt out” of such extended transition period and, as a result, we will comply with new or revised accounting standards on the dates for which compliance is required for non-emerging growth companies. This election is irrevocable.

The requirements of being a public company may strain our resources, increase our operating costs, divert management’s attention and affect our ability to attract and retain qualified board members or executive officers.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the Nasdaq Global Select Market, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly, and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly, and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. To maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business and results of operations. We will need to hire additional employees or engage outside consultants to comply with these requirements, increasing our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations, and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations, and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may suffer.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our Board of Directors, particularly to serve on our board committees, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and results of operations could suffer, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, financial condition and results of operations.

We will be required to assess our internal control over financial reporting on an annual basis, and any future adverse findings from such assessment could result in a loss of investor confidence in our financial reports, result in significant expenses to remediate any internal control deficiencies and have a material adverse effect on our business, results of operations and financial condition.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the closing of this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting, provided that our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting until our first annual report required to be filed with the Securities and Exchange Commission following the later of the date we are deemed to be an “accelerated filer” or a “large accelerated filer,” each as defined in the Exchange Act, or the date we are no longer an

“emerging growth company,” as defined in the JOBS Act. We will be required to disclose changes made in our internal control and procedures on a quarterly basis. To comply with the requirements of being a public company, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. We are beginning the costly and challenging process of compiling the system and processing documentation necessary to perform the evaluation needed to comply with Section 404, and we may not be able to complete our evaluation, testing, and any required remediation in a timely fashion or at all.

In future periods, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the regulatory investigations, civil or criminal sanctions and litigation, any of which would have a material adverse effect on our business, results of operations and financial condition.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. Forward-looking statements are based on information available at the time those statements are made and/or management’s good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

•	the supply and retention of qualified airline pilots;

•	the volatility of pilot attrition;

•	dependence on, and changes to, our capacity purchase agreements;

•	increases in our labor costs;

•	reduced utilization under our capacity purchase agreements;

•	the financial strength of our major airline partners;

•	direct operation of regional jets by our major airline partners;

•	limitations on our ability to expand regional flying within the flight systems of our major airline partners’ and those of other major airlines;

•	our significant amount of debt and other contractual obligations;

•	our compliance with ongoing financial covenants under our credit facilities;

•	our ability keep costs low and execute our growth strategies; and

•	other risk factors included under “Risk Factors” in this prospectus.

In addition, in this prospectus, the words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “predict,” “potential” and similar expressions, as they relate to our company, business or management, are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in, or implied by, any forward-looking statements. Further, our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date of this prospectus. You should not put undue reliance on any forward-looking statements. We assume no obligation to update forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking information, except to the extent required by applicable law. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from this offering will be approximately $        million, based on an assumed initial public offering price of $        per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Pursuant to an overallotment option, the selling shareholder has offered up to                  shares of our common stock for sale in this offering. We will not receive any proceeds from the sale of shares by the selling shareholder but will be required to pay the underwriting discounts and commissions associated with such sale of shares.

We intend to use the net proceeds from this offering to (i) repay approximately $        million of existing indebtedness under our                                         , which is described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Commitments and Contractual Obligations” and (ii) pay the unpaid fees and expenses related to this offering, which we estimate to be $        . As of March 31, 2018, our                                          had an outstanding balance of $         million, which drawn amounts bear interest at LIBOR plus a margin of                                         % and matures on                 .

We intend to use any remaining proceeds for general corporate purposes, which may include the repayment of indebtedness, working capital and capital expenditures, including flight equipment acquisitions and lease buyouts. Currently, we do not know the amounts that we intend to use for each of these general corporate activities. Accordingly, our management will have broad discretion over the uses of the net proceeds in this offering.

Each $1.00 increase (decrease) in the assumed public offering price of $        per share would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $         million. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1,000,000 in the number of shares we are offering would increase (decrease) the net proceeds to us from this offering, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, by approximately $        million, assuming that the assumed offering price stays the same. We do not expect that a change in the offering price or the number of shares by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

DIVIDEND POLICY

We have never paid cash dividends on our common stock and we do not presently anticipate paying cash dividends after the completion of this offering. In addition, our Investor Rights Agreement, RASPRO Lease Facility and GECAS Lease Facility contain negative covenants prohibiting us from paying dividends to our shareholders and future financing arrangements may similarly restrict us from paying dividends. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our Board of Directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, covenant compliance, capital requirements, business prospects and other factors our Board of Directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents, current maturities of long-term debt and capitalization as of March 31, 2018:

•	on an actual basis; and

•	on a pro forma basis to give effect to this offering, the one-to- forward stock split and the application of the net proceeds to be received by us.

You should read this capitalization table together with our financial statements and the related notes appearing at the end of this prospectus, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section, and other financial information included in this prospectus.

As of March 31, 2018
	Actual	Pro Forma(1)(2)
(in thousands, except per share data)	(unaudited)
Cash and cash equivalents	$	$
Current portion of long-term debt
Long-term debt, including current portion
Shareholders’ equity:
Preferred stock, no par value, 2,000,000 shares authorized; no shares issued and outstanding

Common stock, no par value, 15,000,000 shares of common stock authorized,                  shares issued and outstanding and                 warrants issued and outstanding;                  shares of common stock authorized pro forma,                  shares issued and outstanding pro forma and                  warrants issued and outstanding pro forma

Additional paid-in capital
Retained earnings
Accumulated other comprehensive income

Total shareholders’ equity

Total capitalization	$	$

(1)	The unaudited pro forma capitalization table gives effect to the receipt of the estimated net proceeds by us from the sale of shares of our common stock offered by us (based on an assumed initial public offering price of $ per share, the mid-point of the price range set forth on the cover of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds received by us.
(2)

Each $1.00 increase or decrease in the assumed initial public offering price of $        per share would increase or decrease, respectively, the amount of cash and cash equivalents, additional paid-in capital, total shareholders’ equity and total capitalization by $        million (assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of 1,000,000 in the number of shares we are offering would increase or decrease, respectively, the amount of cash and cash equivalents, shareholders’ equity and total capitalization by approximately $        million (based on an assumed initial public offering price of $        per share, the mid-point of the price range as set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock outstanding after this offering is based on                  shares outstanding as of March 31, 2018, including                  shares issuable upon exercise of warrants with an exercise price of $0.01 per share and                  shares issuable upon exercise of warrants with an exercise price of $8.00 per share, and excludes:

•	an aggregate of shares of common stock reserved for issuance under the 2011 Plan, of which were outstanding as of , 2018;

•	an aggregate of shares of common stock reserved for issuance under the SAR Plan, of which were outstanding as of , 2018, and may be settled in cash;

•	an aggregate of shares of common stock reserved for issuance under the 2017 Plan, of which were outstanding as of , 2018; and

•	an aggregate of shares of common stock reserved for issuance under the RSU Plan, of which were issued as of , 2018, and may be settled in cash.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock immediately after the offering.

The historical net tangible book value (deficit) of our common stock as of March 31, 2018 was $        million, or $        per share. Historical net tangible book value per share is determined by dividing the net tangible book value by the number of shares of outstanding common stock. If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock.

After giving effect to our issuance of shares of common stock at an assumed initial public offering price of $        per share of common stock, the mid-point of the range of the estimated initial offering price of between $        and $        as set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and estimated offering expenses payable by us, our pro forma net tangible book value as adjusted as of March 31, 2018 would have been approximately $        million, or approximately $        per pro forma share of common stock. This represents an immediate increase in pro forma net tangible book value of $        per share to our existing shareholders and an immediate dilution of $        per share to new investors in this offering.

The following table illustrates this dilution on a per share basis to new investors, after giving effect to the completion of the one-to-              forward stock split:

Assumed initial public offering price	$	$
Historical net tangible book value per share as of March 31, 2018
Pro forma decrease in net tangible book value per share

Pro forma net tangible book value per share as of March 31, 2018
Increase in pro forma net tangible book value per share attributable to this offering
Pro forma net tangible book value per share, as adjusted(1)

Dilution in pro forma net tangible book value per share to new investors in this offering

(1)	Pro forma net tangible book value per share, as adjusted, gives effect to this offering.

Each $1.00 increase or decrease in the assumed public offering price of $        per share, the mid-point of the price range set forth on the cover page of this prospectus, would increase or decrease, respectively, our pro forma net tangible book value, as adjusted to give effect to this offering, by $        million, or $        per share, and the dilution per share to investors participating in this offering by $        per share (assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. At the assumed public offering price per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, an increase of 1,000,000 in the number of shares we are offering would increase our pro forma net tangible book value, as adjusted to give effect to this offering, by approximately $        million, or $        per share, and decrease the dilution per share to investors participating in this offering by $        per share, and a decrease of 1,000,000 in the number of shares we are offering would decrease our pro forma net tangible book value, as adjusted to give effect to this offering, by approximately $        million, or $        per share, and increase the dilution per share to investors participating in this offering by

$        per share. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. We will not receive any of the proceeds from the sale of any shares by the selling shareholder if the overallotment option is exercised; accordingly, there is no dilutive impact as a result of these sales.

The table below summarizes as of March 31, 2018, on a pro forma as adjusted basis described above, the number of shares of our common stock, the total consideration and the average price per share (i) paid to us by existing shareholders, and (ii) to be paid by new investors purchasing our common stock in this offering at an assumed initial public offering price of $        per share (in thousands except per share and percentage data).

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

The outstanding share information in the table above is based on                  shares outstanding as of March 31, 2018, and includes an aggregate of                  shares of common stock reserved for issuance under outstanding warrants.

If the underwriters exercise in full their option to purchase additional shares of our common stock from the selling shareholder, our existing shareholders would own     % and our new investors would own     % of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing shareholders would be approximately              $ million, or     %, and the total consideration paid by investors purchasing shares in this offering would be $        million, or     %.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

You should read the following selected consolidated historical financial and operating data below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements, related notes and other financial information included in this prospectus. The selected consolidated financial data in this section are not intended to replace the consolidated financial statements and are qualified in their entirety by the financial statements and related notes included in this prospectus.

The selected consolidated statement of operations data for our fiscal years ended September 30, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated balance sheet data for the six months ended March 31, 2018 has been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statements of operations data for our fiscal years ended September 30, 2013, 2014 and 2015 have been derived from our consolidated financial statements that are not included in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and results for the six months ended March 31, 2018 are not indicative of the results expected for the full year.

	Year Ended September 30,					Six Months Ended March 31,
	2013	2014	2015	2016	2017	2017	2018
	(in thousands, except per share data)
Operating revenues:
Contract revenue	$382,125	$407,408	$481,168	$569,373	$618,698	$	$
Pass-through and other	33,131	28,617	24,931	18,463	24,878

Total operating revenues	415,256	436,025	506,099	587,836	643,576

Operating expenses:
Flight operations	78,685	93,092	118,600	141,422	155,516
Fuel	13,531	6,092	1,017	753	766
Maintenance	102,473	123,506	142,643	225,130	210,729
Aircraft rent	77,243	80,942	69,083	71,635	72,551
Aircraft and traffic servicing	28,363	20,817	13,274	3,936	3,676
Promotions and sales(1)	5,406	2,795	11	—	—
General and administrative	31,598	34,501	39,940	42,182	38,996
Depreciation and amortization	32,945	33,425	42,296	46,020	61,048
Asset impairment	7,942	—	—	—	—

Total operating expenses	378,186	395,170	426,864	531,078	543,282

Operating income	37,070	40,855	79,235	56,758	100,294

Other (expense) income, net:
Interest expense	(9,043)	(9,881)	(16,984)	(32,618)	(46,110)
Interest income	71	14	21	325	32
Other income (expense), net	2,458	(475)	975	381	(514)

Total other (expense) income, net	(6,514)	(10,342)	(15,988)	(31,912)	(46,592)

Income before taxes	30,556	30,513	63,247	24,846	53,702
Income tax (benefit) expense	(11,078)	11,749	24,248	9,926	20,874

Net income	$41,634	$18,764	$38,999	$14,920	$32,828	$	$

	Year Ended September 30,					Six Months Ended March 31,
	2013	2014	2015	2016	2017	2017	2018
	(in thousands, except per share data)
Net income per share attributable to common shareholders:
Basic(2)	$14.57	$6.32	$12.58	$3.90	$7.52	$	$

Diluted(2)	$4.52	$2.04	$4.04	$1.54	$3.51	$	$

Weighted-average common shares outstanding:
Basic	2,858,466	2,970,066	3,099,866	3,823,214	4,367,610

Diluted	9,211,984	9,193,314	9,664,774	9,706,770	9,349,846

Non-GAAP financial data:
EBITDA(3)	$72,473	$73,805	$122,506	$103,159	$160,828	$	$

EBITDAR(3)	$149,716	$154,747	$191,589	$174,794	$233,379	$	$

(1)	Promotion and sales primarily consists of reservations and marketing costs related to our historical go! operations. We do not pay promotion and sales expenses under our capacity purchase agreements.
(2)	See Note 10 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted earnings per share.
(3)	EBITDA is earnings before interest, income taxes, and depreciation and amortization. EBITDAR is earnings before interest, income taxes, depreciation and amortization and aircraft rent. EBITDA and EBITDAR are included as supplemental disclosure because we believe they are useful indicators of our operating performance. Derivations of EBITDA and EBITDAR are well recognized performance measurements in the airline industry that are frequently used by companies, investors, securities analysts and other interested parties in comparing the operating performance of companies in our industry. We also believe EBITDA is useful for evaluating our operating performance, as well as to support certain administrative decisions of our senior management team. EBITDAR is useful in evaluating our operating performance compared to our competitors because its calculation isolates the effects of financing in general, the accounting effects of capital spending and acquisitions (primarily aircraft, which may be acquired directly, or subject to acquisition debt, by capital lease or by operating lease, each of which is presented differently for accounting purposes) and income taxes, which may vary significantly between periods and for different companies for reasons unrelated to overall operating performance. EBITDA and EBITDAR are not measures of financial performance in accordance with GAAP, and should not be considered in isolation or as an alternative to net income, an alternative to operating cash flows, or a measure of liquidity. Because derivations of EBITDA and EBITDAR are not determined in accordance with GAAP, such measures are susceptible to varying calculations, and not all companies calculate the measures in the same manner. As a result, derivations of EBITDA and EBITDAR as presented may not be directly comparable to similarly titled measures presented by other companies.

The following table presents the reconciliation of net income to EBITDA and EBITDAR for the periods presented below:

	Year Ended September 30,					Six Months Ended March 31,
	2013	2014	2015	2016	2017	2017	2018
	(in thousands)
Reconciliation:
Net income	$41,634	$18,764	$38,999	$14,920	$32,828
Interest expense	9,043	9,881	16,984	32,618	46,110
Interest income	(71)	(14)	(21)	(325)	(32)
Income tax expense (benefit)	(11,078)	11,749	24,248	9,926	20,874
Depreciation and amortization	32,945	33,425	42,296	46,020	61,048

EBITDA	72,473	73,805	122,506	103,159	160,828
Aircraft rent	77,243	80,942	69,083	71,635	72,551

EBITDAR	149,716	154,747	191,589	174,794	233,379

The following table presents our historical balance sheet data as of March 31, 2018.

As of March 31, 2018
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$
Total assets
Long-term debt, including current portion
Shareholders’ equity

OPERATING DATA

The following table summarizes certain operating data that we believe are useful indicators of our operating performance for our fiscal years ended September 30, 2013, 2014, 2015, 2016 and 2017, respectively, and the six months ended March 31, 2017 and 2018. The definitions of certain terms related to the airline industry used in the table can be found under “Glossary of Airline Terms” at the end of this prospectus.

	Year Ended September 30,										Six Months Ended March 31,
	2013		2014		2015		2016		2017		2017	2018
Operating Data
Block hours		206,431		225,720		308,681		368,468		395,083
Departures		134,805		140,165		172,033		208,399		221,990
Passengers		7,872,574		8,520,917		10,632,903		12,497,424		13,005,844
Available seat miles—ASMs (thousands)		4,283,272		4,932,516		7,356,450		8,823,595		9,471,911
Revenue passenger miles—RPMs (thousands)		3,703,837		4,103,834		6,019,316		7,019,586		7,392,688
Revenue per available seat mile—RASM	¢	9.69	¢	8.84	¢	6.88	¢	6.66	¢	6.79
Operating cost per available seat mile—CASM	¢	8.83	¢	8.01	¢	5.80	¢	6.02	¢	5.74
Average stage length (miles)		452		475		565		557		561
Regional aircraft
Owned		23		41		47		64		66
Leased		49		44		67		67		74
Total aircraft		72		85		114		131		140
E-175		0		7		30		46		55
CRJ-900		47		57		63		64		64
CRJ-700		20		20		20		20		20
CRJ-200		5		1		1		1		1
Employees (FTE)		1,819		2,186		2,766		3,102		3,132

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our financial condition and results of operations in conjunction with the consolidated financial statements and the notes thereto included elsewhere in this prospectus. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

Overview

We are a regional air carrier providing scheduled passenger service to 110 cities in 37 states, the District of Columbia, Canada, Mexico and the Bahamas. All of our flights are operated as either American Eagle or United Express flights pursuant to the terms of capacity purchase agreements we entered into with American and United. We have a significant presence in several of our major airline partners’ key domestic hubs and focus cities, including Dallas, Houston, Phoenix and Washington-Dulles.

As of March 31, 2018, we operated a fleet of 145 aircraft with approximately 611 daily departures. We operate 64 CRJ-900 aircraft under our American Capacity Purchase Agreement and 20 CRJ-700 and 60 E-175 aircraft under our United Capacity Purchase Agreement. For the year ended September 30, 2017, approximately 54% of our aircraft in scheduled service were operated for United and approximately 46% were operated for American. All of our operating revenue in our 2017 fiscal year was derived from operations associated with our American and United Capacity Purchase Agreements.

Our long-term capacity purchase agreements provide us guaranteed monthly revenue for each aircraft under contract, a fixed fee for each block hour and flight actually flown, and reimbursement of certain direct operating expenses in exchange for providing regional flying on behalf of our major airline partners. Our capacity purchase agreements also shelter us from many of the elements that cause volatility in airline financial performance, including fuel prices, variations in ticket prices, and fluctuations in number of passengers. Our major airline partners control route selection, pricing, seat inventories, marketing and scheduling, and provide us with ground support services, airport landing slots and gate access.

Trends and Uncertainties Affecting Our Business

We believe our operating and business performance is driven by various factors that typically affect regional airlines and their markets, including trends which affect the broader airline and travel industries, though our capacity purchase agreements reduce our exposure to fluctuations in certain trends. The following key factors may materially affect our future performance:

Availability and Training of Qualified Pilots. On July 8, 2013, as directed by the U.S. Congress, the FAA issued more stringent pilot qualification and crew member flight training standards, which, among other things, increased the required training time for new airline pilots from 250 hours to 1,500 hours of flight time. With these changes, the supply of qualified pilot candidates eligible for hiring by the airline industry has been dramatically reduced. To address the diminished supply of qualified pilot candidates, regional airlines implemented significant pilot wage and bonus increases.

In prior periods, these factors caused our pilot attrition rates to be higher than our ability to hire and retain replacement pilots and we have been unable to provide flight services at or exceeding the minimum flight operating levels expected by our major airline partners. See “Business—Capacity Purchase Agreements.” However, on July 13, 2017, we reached a new four-year collective bargaining agreement with our pilots that provides increases in our pilots’ wages, premium pay for flying on scheduled days off and competitive signing bonuses for prospective new pilots. See “Business—Employees.” Following the ratification of our new collective bargaining agreement in July 2017, the average number of new pilot applications per month through March 2018 had increased by 43.7%.

We believe that our average number of new pilot applications per month will continue to exceed pilot attrition during our 2018 fiscal year. However, we face a significant training backlog for our new pilot candidates before we are able to resume flight services at or exceeding the minimum flight operating levels expected by our major airline partners. We have negotiated increased access to flight simulators with our vendors and hired additional instructors to streamline our backlog of pilot training, but our results of operations may be negatively impacted if we are unable to hire and train our pilots in a timely manner.

Pilot Attrition. In recent years, we have experienced significant volatility in our attrition as a result of pilot wage and bonus increases at other regional air carriers, the growth of cargo, low-cost and ultra low-cost carriers and the number of pilots at major airlines reaching the statutory mandatory retirement age of 65 years. Following the ratification of our new collective bargaining agreement in July 2017, our average pilot attrition per month has decreased by 12.5% through March 2018. If our actual pilot attrition rates are materially different than our projections, our operations and financial results could be materially and adversely affected.

Labor. The airline industry is heavily unionized. The wages, benefits and work rules of unionized airline industry employees are determined by collective bargaining agreements. As of March 31, 2018, approximately 75.8% of our workforce was represented by the ALPA and AFA. Our pilots and flight attendants ratified new four-year collective bargaining agreements during calendar 2017. The agreements include rate increases for three years and two years, respectively, after the amendable dates. The new agreements are amenable following their four-year term and include labor rate structures for two years (flight attendants) and three years (pilots), respectively, after the amendable dates. The terms and conditions of our future collective bargaining agreements may be affected by the results of collective bargaining negotiations at other airlines that may have a greater ability, due to larger scale, greater efficiency or other factors, to bear higher costs than we can. In addition, conflicts between airlines and their unions can lead to work slowdowns or stoppages. A strike or other significant labor dispute with our unionized employees may adversely affect our ability to conduct business.

Competition. The airline industry is highly competitive. We compete principally with other regional airlines. Major airlines typically award capacity purchase agreements to regional airlines based on the following criteria: ability to fly contracted schedules, availability of labor resources, including pilots, low operating cost, financial resources, geographical infrastructure, overall customer service levels relating to on-time arrival and flight completion percentages and the overall image of the regional airline. We expect that, over the next five years, capacity purchase agreements representing up to 300 aircraft currently flown by our competitors on behalf of our major airline partners will expire by their terms and be subject to rebidding. In addition, our United Capacity Purchase Agreement expires with respect to 49 aircraft between June 2019 and August 2020. Our ability to renew our existing agreements and earn additional flying opportunities in the future will depend, in significant part, on our ability to maintain a low cost structure competitive with other regional air carriers. See “Business—Competition.”

Market Volatility. The airline industry is volatile and affected by economic cycles and trends. Consumer confidence and discretionary spending, fear of terrorism or war, weakening economic conditions, fare initiatives, fluctuations in fuel prices, labor actions, changes in governmental regulations on taxes and fees, weather and other factors have contributed to a number of reorganizations, bankruptcies, liquidations and business combinations among major and regional airlines. The effect of economic cycles and trends may be somewhat mitigated by our reliance on capacity purchase agreements. If, however, any of our major airline partners experiences a prolonged decline in the number of passengers or is negatively affected by low ticket prices or high fuel prices, it may seek rate reductions in future capacity purchase agreements, or materially reduce our scheduled flights in order to reduce its costs. Our financial performance could be negatively impacted by any adverse changes to the rates, number of aircraft or utilization under our capacity purchase agreements.

Maintenance Contracts, Costs and Timing. Our employees perform routine airframe and engine maintenance along with periodic inspections of equipment at their respective maintenance facilities. We also use third-party vendors, such as AAR, Aviall, Bombardier, GE and StandardAero, for certain heavy airframe and engine maintenance work, along with parts procurement and component overhaul services for our aircraft fleet. As of March 31, 2018, $     million of parts inventory was consigned to us by AAR and Aviall under long-term contracts that is not reflected on our balance sheet.

The average age of our E-175, CRJ-900 and CRJ-700 type aircraft is approximately 2.4, 11.5 and 14.2 years, respectively. Due to the relatively young age of our E-175 aircraft, they require less maintenance now than they will in the future. Over the past five years, we have incurred relatively low maintenance expenses on our E-175 aircraft because most of the parts are under multi-year warranties and a limited number of heavy airframe checks and engine overhauls have occurred. As our E-175 aircraft age and these warranties expire, we expect that maintenance costs will increase in absolute terms and as a percentage of revenue. In addition, because our current aircraft were acquired over a relatively short period of time, significant maintenance events scheduled for these aircraft will occur at roughly the same intervals, meaning we will incur our most expensive scheduled maintenance obligations across our present fleet at approximately the same time. These more significant maintenance activities result in out-of-service periods during which aircraft are dedicated to maintenance activities and unavailable for flying under our capacity purchase agreements.

We use the direct expense method of accounting for our maintenance of regional jet engine overhauls, airframe, landing gear, and normal recurring maintenance wherein we recognize the expense when the maintenance work is completed, or over the repair period, if materially different. While we keep a record of expected maintenance events, the actual timing and costs of major engine maintenance expense are subject to variables such as estimated usage, government regulations and the level of unscheduled maintenance events and their actual costs. Accordingly, we cannot reliably quantify the costs or timing of future maintenance-related expenses for any significant period of time. For more information, see “Critical Accounting Policies—Maintenance” elsewhere in this prospectus.

Aircraft Leasing and Finance Determinations. We have generally funded aircraft acquisitions through a combination of operating leases and debt financing. Our determination to lease or finance the acquisition of aircraft may be influenced by a variety of factors, including the preferences of our major airline partners, the strength of our balance sheet and credit profile and those of our major airline partners, the length and terms of the available lease or financing alternatives, the applicable interest rates, and any lease return conditions. When possible, we prefer to finance aircraft through debt rather than operating leases, due to lower operating costs, extended depreciation period, opportunity for aircraft equity, absence of lease return conditions and greater flexibility in renewing the aircraft with our major airline partners after paying off the principal balance.

Subsequent to the initial acquisition of an aircraft, we may also refinance the aircraft or convert one form of financing to another (e.g., replacing an aircraft lease with debt financing). The purchase of leased aircraft allows us to lower our operating costs and avoid lease-related use restrictions and return conditions.

As of March 31, 2018, we had 79 aircraft in our fleet under lease, including 42 E-175 aircraft owned by United and leased to us at nominal amounts. In order to determine the proper classification of our leased aircraft as either operating leases or capital leases, we must make certain estimates at the inception of the lease relating to the economic useful life and the fair value of an asset as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management in making computations as required by existing accounting standards that determine whether the lease is classified as an operating lease or a capital lease. All of our aircraft leases have been classified as operating leases, which results in rental payments being charged to expense over the terms of the related leases.

We are also subject to lease return provisions that require a minimum portion of the “life” of an overhaul remain on the engine at the lease return date. We estimate the cost of maintenance lease return obligations and accrue such costs over the remaining lease term when the expense is probable and can be reasonably estimated. Additionally, operating leases are not reflected on our consolidated balance sheet and, accordingly, neither a lease asset nor an obligation for future lease payments is reflected in our consolidated balance sheets. See “Recent Accounting Pronouncements” below for a discussion of a new accounting standard that is likely to have an impact on our aircraft lease accounting beginning in our 2020 fiscal year.

Seasonality. Our results of operations for any interim period are not necessarily indicative of those for the entire year, since the airline industry is subject to seasonal fluctuations and general economic conditions. Our operations are somewhat favorably affected by increased utilization of our aircraft, historically occurring in the summer months, and are unfavorably affected by increased fleet maintenance during the months from November through January and by inclement weather which occasionally results in cancelled flights, principally during the winter months.

Key Components of Consolidated Statements of Operations

The following discussion summarizes the key components of our consolidated statements of operations and consolidates historical components. Our historical components include our go! operations. We operated go! as an inter-island air carrier in Hawaii from 2006 to 2014.

Operating Revenues

Our consolidated operating revenues consist primarily of contract revenue flight services as well as pass-through and other revenues.

Contract Revenue. Contract revenue consists of the fixed monthly amounts per aircraft received pursuant to our capacity purchase agreements with our major airline partners, along with the additional amounts received based on the number of flights and block hours flown. Contract revenues we receive from our major airline partners are paid and recognized by us on a weekly basis.

Pass-Through and Other. Pass-through and other revenue consists of passenger and hull insurance, aircraft property taxes, landing fees, catering and certain maintenance costs related to our E-175 aircraft that we equally recognize as both a revenue and expense.

Operating Expenses

Our operating expenses consist of the following items:

Flight Operations. Flight operations expense includes costs related to salaries, bonuses and benefits earned by our pilots, flight attendants, and dispatch personnel, as well as costs related to technical publications, lodging of our flight crews and pilot training expenses.

Fuel. Fuel expense includes fuel and related fueling costs for flying we undertake outside of our capacity purchase agreements, including aircraft repositioning and maintenance. As of September 30, 2017, all aircraft fuel and related fueling costs for flying under our capacity purchase agreements were directly paid and supplied by our major airline partners. Accordingly, we do not record an expense or the related revenue for fuel supplied by American and United for flying under our capacity purchase agreements.

Maintenance. Maintenance includes costs related to engine overhauls, airframe, landing gear and normal recurring maintenance, which includes pass-through maintenance costs related to our E-175 aircraft, as well as maintenance lease return obligations on our leased aircraft when the expense is probable and can be reasonably estimated. We record these expenses using the direct expense method of accounting, wherein the expense is recognized when the maintenance work is completed, or over the repair period, if materially different. As a result of using the direct expense method, the timing of maintenance expense reflected in the financial statements may vary significantly period to period.

Aircraft Rent. Aircraft rent includes costs related to leased engines and aircraft.

Aircraft and Traffic Servicing. Aircraft and traffic servicing includes expenses related to our capacity purchase agreements, including aircraft cleaning, passenger disruption reimbursements, international navigation fees and wages of airport operations personnel, a portion of which are reimbursable by our major airline partners.

General and Administrative. General and administrative expense includes insurance and taxes, non-operational administrative employee wages and related expenses, building rents, real property leases, utilities, legal, audit and other administrative expenses.

Depreciation and Amortization. Depreciation expense is a periodic non-cash charge primarily related to aircraft, engine and equipment depreciation. Amortization expense is a periodic non-cash charge related to our customer relationship intangible asset.

Other Expense

Interest Expense. Interest expense is related to interest on our debt to finance purchases of aircraft, engines, equipment as well as debt financing costs amortization.

Interest Income. Interest income includes interest income on our cash and cash equivalent balances.

Other Income (Expense). Other income includes income derived from activities not classified in any other area of the consolidated statements of income, including write-offs of miscellaneous third party fees.

Segment Reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing operating performance. In consideration of Accounting Standards Codification (“ASC”) 280, “Segment Reporting,” we are not organized around specific services or geographic regions. We currently operate in one service line providing scheduled passenger services in accordance with our capacity purchase agreements.

While we operate under two separate capacity purchase agreements, we do not manage our business based on any performance measure at the individual contract level. Additionally, our chief operating decision maker uses consolidated financial information to evaluate our performance, which is the same basis on which he communicates our results and performance to our Board of Directors. He bases all significant decisions regarding the allocation of our resources on a consolidated basis. Based on the information described above and in accordance with the applicable literature, management has concluded that we are organized and operated as one operating and reportable segment.

Results of Operations

Fiscal Year 2016 Compared to Fiscal Year 2017

We had operating income of $56.8 million in our 2016 fiscal year compared to operating income of $100.3 million in our 2017 fiscal year. In our 2016 fiscal year, we had net income of $14.9 million compared to net income of $32.8 million in our 2017 fiscal year. Our 2017 fiscal year results reflected an increase in contract revenue primarily related to the addition of seven E-175 aircraft under our United Capacity Purchase Agreement, along with a reduction in maintenance expense due to the timing of significant maintenance events, including engine overhauls, which occurred less frequently in our 2017 fiscal year than in our 2016 fiscal year.

Our 2017 fiscal year financial results reflect the execution of our strategy to add additional aircraft pursuant to our capacity purchase agreements while maintaining cost discipline. In fiscal year 2017 we were able to increase our block hour compensation from our partners and add seven E-175 aircraft to our fleet. We also ratified a new four-year collective bargaining agreement, which allows us to maintain competitive labor costs, which are consistently among our largest expenses.

Operating Revenues

	Year ended September 30,
	2016		2017		Change
Operating revenues ($ in thousands):
Contract		$569,373		$618,698		$49,325	8.7%
Pass-through and other		$18,463		$24,878		$6,415	34.7%

Total operating revenues		$587,836		$643,576		$55,740	9.5%

Operating data:
Available seat miles—ASMs (miles in thousands)		8,823,595		9,471,911		648,316	7.3%
Block hours		368,468		395,083		26,615	7.2%
Revenue passenger miles—RPMs (miles in thousands)		7,019,586		7,392,688		373,102	5.3%
Average stage length (miles)		557		561		4	0.7%
Revenue per available seat mile—RASM	¢	6.66	¢	6.79	¢	0.13	2.0%
Passengers		12,497,424		13,005,844		508,420	4.1%

Total operating revenue increased by $55.7 million, or 9.5%, from our 2016 fiscal year to our 2017 fiscal year. Contract revenue increased by $49.3 million, or 8.7%, primarily due to the addition of seven new E-175 aircraft to our fleet in 2017 and higher block hour compensation, primarily driven by the aircraft added to our fleet. In addition, we added 16 E-175 aircraft to our fleet between our second and fourth quarters of our 2016 fiscal year, which more directly impacted our contract revenue during our 2017 fiscal year. Our block hours flown during our fiscal 2017 increased 7.2% over our 2016 fiscal year, primarily due to the additional E-175 aircraft. Likewise, our pass-through and other revenue increased during our fiscal 2017 by $6.4 million, or 34.7%, primarily due to pass-through maintenance costs related to our E-175 fleet.

Operating Expenses

	Year ended September 30,
	2016		2017		Change
Operating expenses ($ in thousands):
Flight operations		$141,422		$155,516		$14,094	10.0%
Fuel		753		766		13	1.7%
Maintenance		225,130		210,729		(14,401)	(6.4)%
Aircraft rent		71,635		72,551		916	1.3%
Aircraft and traffic servicing		3,936		3,676		(260)	(6.6)%
General and administrative		42,182		38,996		(3,186)	(7.6)%
Depreciation and amortization		46,020		61,048		15,028	32.7%

Total operating expenses		$531,078		$543,282		$12,204	2.3%

Operating data:
Available seat miles—ASMs (miles in thousands)		8,823,595		9,471,911		648,316	7.3%
Block hours		368,468		395,083		26,615	7.2%
Average stage length (miles)		557		561		4	0.7%
Departures		208,399		221,990		13,591	6.5%
Operating cost per available seat mile—CASM	¢	6.02	¢	5.74	¢	(0.28)	(4.7)%

Flight Operations. In our 2017 fiscal year, flight operations expense increased $14.1 million, or 10.0%, to $155.5 million from $141.4 million for our 2016 fiscal year. The increase is primarily driven by $11.5 million in additional wages, taxes, and benefits under our new collective bargaining agreements and an increase in our block hours flown.

Fuel. Fuel expense remained relatively consistent from our 2016 fiscal year to our 2017 fiscal year. In our 2016 fiscal year and our 2017 fiscal year, all fuel costs related to flying under our capacity purchase agreements were directly paid to suppliers by our major airline partners.

Maintenance. Aircraft maintenance costs decreased by $14.4 million, or 6.4%, from our 2016 fiscal year to our 2017 fiscal year. This decrease was primarily driven by a $26.9 million decrease in engine overhaul expense, due to the timing of significant maintenance events, including engine overhauls, which occurred less frequently in our 2017 fiscal year than in our 2016 fiscal year. That decrease was partially offset by an increase of $9.5 million related to performing more “C” maintenance checks than in our 2016 fiscal year. Total pass-through maintenance expense reimbursed by our major airline partners increased by $7.4 million from our 2016 fiscal year to our 2017 fiscal year.

The following table presents information regarding our maintenance costs during our 2016 and 2017 fiscal years:

	Year ended September 30,
(in thousands)	2016	2017	Change
Engine overhaul	$90,890	$63,719	$(27,172)	(29.9)%
Pass-through engine overhaul	—	270	270	0.0%
C-check	13,185	17,755	4,570	34.7%
Pass-through c-check	—	4,889	4,889	0.0%
Component contracts	31,702	31,671	(32)	(0.1)%
Rotable and expendable parts	27,160	26,098	(1,062)	(3.9)%
Other pass-through	3,728	6,003	2,275	61.0%
Labor and other	58,464	60,324	1,860	3.2%

Total	$225,130	$210,729	$(14,401)	(6.4)%

Aircraft rent. In our 2017 fiscal year, aircraft rent expense increased $0.9 million, or 1.3%, to $72.6 million from $71.6 million for our 2016 fiscal year. The increase is attributable to a $1.5 million manufacturer lease credit that expired in December 2015, which was partially offset by a $0.6 million increase in engine rent.

Aircraft and Traffic Servicing. In our 2017 fiscal year, aircraft and traffic servicing expense decreased by $0.3 million, or 6.6%, to $3.7 million from $3.9 million for our 2016 fiscal year. The decrease is primarily due to a reduction in interrupted trip expenses and international navigation fees as compared to our 2016 fiscal year. For our fiscal years ended September 30, 2016 and 2017, 42.6% and 46.5% respectively, of our aircraft and traffic servicing expense were reimbursed by our major airline partners.

General and Administrative. In our 2017 fiscal year, general and administrative expense decreased $3.2 million, or 7.6%, to $39.0 million from $42.2 million for our 2016 fiscal year. The decrease is primarily related to a decrease in insurance costs of $1.1 million and a decrease in wages and employee related expense of $2.1 million.

Depreciation and Amortization. Depreciation and amortization expense increased by $15.0 million, or 32.7%, from our 2016 fiscal year to our 2017 fiscal year. This increase was due to an increase of $9.8 million in aircraft depreciation due to placing 16 E-175 aircraft into service during 2016, which resulted in partial depreciation in 2016. The increase is also attributable to also an increase of $4.4 million in spare engine depreciation due to purchasing additional spare engines during our 2017 fiscal year.

Other Expense

Other expense increased by $14.7 million, or 46.1%, from $31.9 million in our 2016 fiscal year to $46.6 million in our 2017 fiscal year due to an increase in aircraft interest expense of $7.3 million related to the financing of 16 E-175 aircraft between the second and fourth quarter of 2016, along with an increase in interest expense of $5.5 million related to the financing of 20 spare engines. Expenses related to debt financing amortization was also higher, by $0.8 million, for legal and commitment fees incurred in connection with the financing of aircraft engines and acquisition of E-175 aircraft.

Income Taxes

In our 2017 fiscal year, our effective tax rate was 38.9% compared to 40.0% in our 2016 fiscal year. Our tax rate can vary depending on the amount of income we earn in each state and the state tax rate applicable to such income, as well as any valuation allowance required on our state net operating losses.

We recorded an income tax provision of $20.9 million and an income tax provision of $9.9 million for the years ended September 30, 2017 and 2016, respectively.

This income tax provision for the year ended September 30, 2017 results in an effective tax rate of 38.9%, which differs from the U.S. federal statutory rate of 35% primarily due to state taxes, changes in the valuation allowance against state net operating losses, expired state attributes, and the benefit resulting from changes in state apportionment and statutory rates.

This income tax provision for the year ended September 30, 2016 results in an effective tax rate of 40.0%, which differs from the U.S. federal statutory rate of 35% primarily due to state taxes, changes in the valuation allowance against state net operating losses, expired state attributes, and the benefit resulting from changes in state apportionment and statutory rates.

We continue to maintain a valuation allowance on a portion of our state net operating losses in jurisdictions with shortened carryforward periods or in jurisdictions where our operations have significantly decreased as compared to prior years in which the net operating losses were generated.

On December 22, 2017, the President signed into law the legislation colloquially known as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act incorporates several new provisions that will have an impact on our financial statements going forward. Most notably, the Tax Act will decrease the federal statutory rate to 24.5% for the year ending September 30, 2018, and 21% for years ending September 30, 2019 and forward. This decrease in federal statutory rate will result in a net tax benefit due to the remeasurement of our net deferred tax liability. The change in our future effective tax rate is not anticipated to have an effect on our cash tax until all of our U.S. federal net operating losses and credits have been utilized.

Additional provisions of the Tax Act that may impact our financial statements include 100% expensing of qualified property placed in service after September 27, 2017 and before January 1, 2023, refundable minimum tax credits over a four year period, net interest expense deductions limited to thirty percent of earnings after interest, taxes, depreciation, and amortization through 2021 and of earnings before interest and taxes thereafter, and net operating losses incurred in tax years beginning after December 31, 2017 are only allowed to offset up to 80% of a taxpayer’s taxable income. These net operating losses are allowed to be carried forward indefinitely.

See Note 11: “Income Taxes” in the notes to the audited consolidated financial statements included elsewhere in this prospectus.

Liquidity and Capital Resources

Sources and Uses of Cash

We require cash to fund our operating expenses and working capital requirements, including outlays for capital expenditures, aircraft pre-delivery payments, maintenance, aircraft rent and to pay debt service obligations, including principal and interest payments. Our cash needs vary from period to period primarily based on the timing and costs of significant maintenance events. Our principal sources of liquidity are cash on hand, cash generated from operations and funds from external borrowings. In the near term, we expect to fund our primary cash requirements through cash generated from operations and cash and cash equivalents on hand. We also have the ability to utilize our CIT Revolving Credit Facility.

We believe that the key factors that could affect our internal and external sources of cash include:

•	Factors that affect our results of operations and cash flows, including the impact on our business and operations as a result of changes in demand for our services, competitive pricing pressures, and our ability to achieve further reductions in operating expenses; and

•	Factors that affect our access to bank financing and the debt and equity capital markets that could impair our ability to obtain needed financing on acceptable terms or to respond to business opportunities and developments as they arise, including interest rate fluctuations, macroeconomic conditions, sudden reductions in the general availability of lending from banks or the related increase in cost to obtain bank financing, and our ability to maintain compliance with covenants under our debt agreements in effect from time to time.

Our ability to service our long-term debt obligations, including our equipment notes and CIT Revolving Credit Facility, to remain in compliance with the various covenants contained in our debt agreements and to fund working capital, capital expenditures and business development efforts will depend on our ability to generate cash from operating activities, which is subject to, among other things, our future operating performance, as well as to other factors, some of which may be beyond our control.

If we fail to generate sufficient cash from operations, we may need to raise additional equity or borrow additional funds to achieve our longer term objectives. There can be no assurance that such equity or borrowings will be available or, if available, will be at rates or prices acceptable to us. We believe that cash flow from operating activities coupled with existing cash and cash equivalents, short-term investments and existing credit facilities will be adequate to fund our operating and capital needs, as well as enable us to maintain compliance with our various debt agreements, through at least the next 12 months. To the extent that results or events differ from our financial projections or business plans, our liquidity may be adversely impacted.

During the ordinary course of business, we evaluate our cash requirements and, if necessary, adjust operating and capital expenditures to reflect the current market conditions and our projected demand. Our capital expenditures are primarily directed toward our aircraft fleet and flight equipment. During 2016, we paid $490.1 million for capital expenditures, primarily related to the purchase of 18 E-175 aircraft and four spare engines, or $7.6 million of capital expenditures net of aircraft and spare engine financing. In 2017 we paid $84.5 million in capital expenditures, primarily related to the purchase of 15 spare engines, or $7.6 million of capital expenditures net of aircraft and spare engine financing. Our capital expenditures, net of aircraft and spare engine financing, have historically been approximately 1.2% of annual revenues and we expect to continue to incur capital expenditures to support our business activities. Future capital expenditures may be impacted by events and transactions that are not currently forecasted.

As of September 30, 2017, our principal sources of liquidity were cash and cash equivalents of $56.8 million. In addition, we had restricted cash of $3.6 million as of September 30, 2017. Restricted cash includes certificates of deposit that secure letters of credit issued for particular airport authorities as required in certain lease agreements. Furthermore, as of September 30, 2017, we also had $799.2 million in secured indebtedness incurred in connection with our financing of 65 total aircraft. Primary uses of liquidity are capital expenditures, aircraft pre-delivery payments and debt repayments. As of September 30, 2017, we had $140.5 million of short-term debt and $803.9 million of long-term debt.

Sources of cash for the year ended September 30, 2017 were primarily cash flows from operations of $74.7 million. This positive cash flow was driven by receipts from performance under our capacity purchase agreements.

As of September 30, 2017, we had net receivables of approximately $8.9 million, compared to net receivables of approximately $9.3 million as of September 30, 2016. The amounts due consist primarily of receivables and reimbursable pass-through maintenance costs from our major airline partners under our capacity purchase agreements. Accounts receivable from our major airline partners were 45.0% and 71.6% of total gross accounts receivable at September 30, 2016 and 2017, respectively.

Restricted Cash

As of September 30, 2017, we had $3.6 million in restricted cash. We have an agreement with a financial institution for a $6.0 million letter of credit facility and to issue letters of credit for landing fees, worker’s compensation insurance and other business needs. Pursuant to the agreement, $3.6 million of outstanding letters of credit are required to be collateralized by amounts on deposit.

Cash Flows

The following table presents information regarding our cash flows during our fiscal 2016 and 2017:

	Year ended September 30,
(in thousands)	2016	2017
Net cash provided by operating activities	$104,492	$74,727
Net cash used in investing activities	(491,127)	(84,122)
Net cash provided by financing activities	365,848	28,497

Net (decrease) increase in cash and cash equivalents	(20,787)	19,102

Cash and cash equivalents at beginning of period	58,473	37,686

Cash and cash equivalents at end of period	$37,686	$56,788

Net Cash Flow Provided By Operating Activities

During our 2017 fiscal year, cash flow provided by operating activities of $74.7 million reflects our growth and execution of our strategic initiatives. We had net income of $32.8 million adjusted for the following significant non-cash items: depreciation and amortization of $61.0 million, amortization of stock-based compensation of $1.3 million, deferred income taxes of $20.5 million, amortization of unfavorable lease liabilities and deferred credits of $(10.6) million and amortization of debt financing costs and accretion of interest on non-interest bearing subordinated notes of $2.7 million. We had net outflows of $33.9 million within other net operating assets and liabilities largely driven by aircraft lease payments and payments for acquired spare engines during our 2017 fiscal year.

During our 2016 fiscal year, net cash flow provided by operating activities was approximately $104.5 million driven by our growth, execution of strategic initiatives and improved credit position. We had net income of approximately $14.9 million adjusted for the following non-cash items: depreciation and amortization of $46.0 million, amortization of stock-based compensation of $1.5 million, deferred income taxes of $9.5 million, amortization of unfavorable lease liabilities and deferred credits of $(9.6) million and amortization of debt financing costs and accretion of interest on non-interest bearing subordinated notes of $2.0 million. We had a net increase of $39.1 million within other net operating assets and liabilities largely driven by timing of payments made on aircraft leases, engine repair work and other payables during our 2016 fiscal year.

Net Cash Flows Used In Investing Activities

During our 2017 fiscal year, net cash flow used in investing activities totaled $(84.1) million. We invested $84.5 million in purchase of 15 spare engines and aircraft improvements, offset partially by returns of equipment deposits.

During our 2016 fiscal year, net cash flow used in investing activities totaled $(491.1) million. We invested $490.1 million in 18 E-175 aircraft, 4 spare engines and aircraft improvements.

Net Cash Flows Provided By Financing Activities

During our 2017 fiscal year, net cash flow provided by financing activities was $28.5 million. We received $185.9 million in proceeds from long-term debt primarily related to spare aircraft engine and aircraft engine kit financing. We made $153.0 million of principal repayments on long-term debt during the year. We also incurred $3.4 million of costs related to debt financing and $1.0 million of costs related to the repurchase of shares of our common stock.

During our 2016 fiscal year, net cash flow provided by financing activities was $365.9 million. We received $452.8 million in proceeds from long-term debt primarily related to aircraft financing. We made $75.5 million of principal repayments on long-term debt during the year. We also incurred $10.1 million of costs related to debt financing and $1.4 million of costs related to the repurchase of our stock.

Commitments and Contractual Obligations

As of September 30, 2017, we had $1,514.8 million of long-term debt (including principal and projected interest obligations) and operating lease obligations (including current maturities). This amount consisted of $994.5 million in notes payable related to owned aircraft used in continuing operations, $162.4 million of our notes payable related to spare engines and engine kits, and $28.8 million of our working capital line of credit. We also had $329.1 million of operating lease obligations primarily related to aircraft used under our capacity purchase agreements. Our long-term debt reflected below includes an aggregate of $221.7 million in projected interest costs through our 2028 fiscal year.

The following table sets forth our cash obligations as of September 30, 2017:

		Payment Due by Period
	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
		(in thousands)
Aircraft notes	$994,539	$146,325	$249,292	$211,277	$387,645
Engine notes	162,405	39,558	68,831	54,016	—
Operating lease obligations	329,121	97,185	121,297	82,359	28,280
Working capital line of credit	28,768	1,544	27,224	—	—

Total	$1,514,833	$284,612	$466,644	$347,652	$415,925

Operating Leases

We have significant long-term lease obligations primarily relating to our aircraft fleet. The leases are classified as operating leases and are therefore excluded from our consolidated balance sheets. At September 30, 2017, we have 37 aircraft on lease (excluding aircraft leased from United) with remaining lease terms ranging from 1 to 6.5 years. Future minimum lease payments due under all long-term operating leases were approximately $329.1 million at September 30, 2017.

RASPRO Lease Facility. On September 23, 2005, Mesa Airlines, as lessee, entered into an aircraft lease facility with RASPRO Trust 2005, a pass-through trust, (the “RASPRO Trust”) as lessor, for 15 of our CRJ-900 aircraft (the “RASPRO Lease Facility”). The obligations under the RASPRO Lease Facility are guaranteed by us, and basic rent is paid quarterly on each aircraft. On each of March 10, 2014, June 5, 2014 and December 8, 2017, the RASPRO Lease Facility was amended to defer certain payments of basic rent (the “Deferred Amounts”). Until the principal of and accrued interest on the Deferred Amounts are paid in full, (i) we are prohibited from paying any dividends to holders of our common stock, (ii) we are prohibited from repurchasing any of our warrants or other equity interests, (iii) Mesa Airlines must maintain available a minimum of $10 million of cash, cash equivalents and availability under lines of credit and (iv) Mesa Airlines must maintain a minimum debt-to-assets ratio. As of September 30, 2017, we were in compliance with these covenants and we expect to remain in compliance through the end of our fiscal 2018.

GECAS Lease Facility. On May 27, 2014, Mesa Airlines, as lessee, entered into an aircraft lease facility with Wells Fargo Bank Northwest, National Association, as owner trustee and lessor, governing the lease of 17 of our CRJ-700 and CRJ-900 aircraft (the “GECAS Lease Facility”). The obligations under the GECAS Lease Facility are guaranteed by us, and basic rent is paid monthly on each aircraft. In consideration for the lease, we issued to AFS Investments XLIV LLC and AFS Investments 60 LLC (collectively, the “GECAS Parties”) warrants to purchase 100,000 shares of our common stock with an exercise price of $8.00 per share and a five-year maturity. The GECAS Lease Facility requires Mesa Airlines and us to maintain a balance of unrestricted cash of not less than $10 million and prohibits us from paying dividends to holders of our common stock prior to September 30, 2018 without the prior written consent of the GECAS Parties. As of September 30, 2017, we were in compliance with these covenants and we expect to remain in compliance through the end of our fiscal 2018.

Working Capital Line of Credit

In August 2016, we, as guarantor, our wholly owned subsidiaries, Mesa Airlines and MAG-AIM, as borrowers, CIT Bank, N.A., as administrative agent, and the lenders party thereto (the “CIT Lenders”), entered into a credit and guaranty agreement (the “CIT Revolving Credit Facility”) pursuant to which the CIT Lenders committed to lend to Mesa Airlines and MAG-AIM revolving loans in the aggregate principal amount of up to $35.0 million. The borrowers’ and guarantor’s obligations under the CIT Revolving Credit Facility are secured primarily by a first priority lien on certain engines, spare parts and related collateral, including engine warranties and proceeds of the foregoing. The CIT Revolving Credit Facility contains affirmative, negative and financial covenants that are typical in the industry for similar financings, including, but not limited to, covenants that, subject to exceptions described in the CIT Revolving Credit Facility, restrict our ability and the ability of Mesa Airlines and MAG-AIM and their subsidiaries to: (i) enter into, create, incur, assume or suffer to exist any liens; (ii) merge, dissolve, liquidate, consolidate or sell or transfer substantially all of its assets; (iii) sell assets; (iv) enter into transactions with affiliates; (v) amend certain material agreements and organizational documents; (vi) make consolidated unfinanced capital expenditures; or (viii) maintain a consolidated interest and rental coverage ratio above the amount specified in the CIT Revolving Credit Facility. On April 27, 2018, we entered into an amendment to our CIT Revolving Credit Facility to lower the consolidated interest and rental coverage ratio through the end of the term of the agreement. As of September 30, 2017, we were in compliance with the financial covenants under the CIT Revolving Credit Facility and we expect to remain in compliance with such covenants, as amended by the parties, through the end of our fiscal 2018. The CIT Revolving Credit Facility also includes customary events of defaults, including, but not limited to: (i) payment defaults; (ii) breach of covenants; (iii) breach of representations and warranties; (iv) cross-defaults; (v) certain bankruptcy-related defaults; (vi) change of control; and (vii) revocation of instructions with respect to certain controlled accounts.

The loan under the CIT Revolving Credit Facility matures on August 12, 2019. As of September 30, 2017, $25.7 million of borrowings were outstanding under this facility. Funds available under the CIT Revolving Credit Facility are subject to certain administrative and commitment fees, and funds drawn under the facility bear interest at LIBOR plus a margin of 4.25%.

Engine Notes

Spare Engine Facility. In December 2016, Mesa Airlines, as borrower, Obsidian Agency Services, Inc., as security trustee, Cortland Capital Market Services LLC, as administrative agent, and the lenders party thereto (the “Engine Financing Lenders”) entered into a credit agreement (the “Spare Engine Facility”) pursuant to which the Engine Financing Lenders committed to lend to Mesa Airlines term loans in the aggregate principal amount of up to approximately $99.1 million. In February 2018, the parties amended the Spare Engine Facility to increase the commitment of the Engine Financing Lenders by an additional aggregate principal amount of up to approximately $4 million.

Mesa Airline’s obligations under the Spare Engine Facility are secured primarily by a first priority lien on certain engines acquired with the proceeds of the Spare Engine Facility and related collateral, including engine warranties and proceeds of the foregoing. The Spare Engine Facility contains affirmative and negative covenants that are typical in the industry for similar financings, including, but not limited to, covenants that, subject to exceptions described in the Spare Engine Facility, restrict the ability of Mesa Airlines to: (i) enter into, create, incur, assume or suffer to exist any liens; and (ii) merge, dissolve, liquidate, consolidate or sell or transfer substantially all of its assets. As of September 30, 2017, we were in compliance with these covenants and we expect to remain in compliance through the end of our fiscal 2018. The Spare Engine Facility also includes customary events of defaults, including, but not limited to: (i) payment defaults; (ii) breach of covenants; (iii) breach of representations and warranties; and (iii) material adverse changes.

The Spare Engine Facility consists of an Engine Acquisition Loan, a Delayed Draw Tranche B Loan, and a Delayed Draw Tranche C Loan. Funds drawn under each loan bear interest at the rate of 7.25% per annum plus the greater of (a) 0.5% or (b) the Eurodollar rate, and each loan matures on the date that is five years after such loan was drawn. The facility will be repaid periodically according to amortization schedules, with the entire remaining outstanding principal balance to be paid on the applicable maturity date. As of September 30, 2017, $93.0 million of borrowings were outstanding under this facility, and $94.7 million of Mesa Airline’s equipment is pledged under this facility.

EDC Credit Facilities. In August 2015, Mesa Airlines, as borrower, and Export Development Canada, as lender (the “EDC Lender”), entered into a credit and agreement (the “EDC 2015 Credit Facility”) pursuant to which the EDC Lender committed to purchase notes from Mesa Airlines from time to time in the aggregate principal amount of up to $11.0 million. The borrower’s obligations under the EDC 2015 Credit Facility are unsecured and guaranteed by us. The EDC 2015 Credit Facility contains affirmative and negative covenants that are typical in the industry for similar financings, including, but not limited to, covenants that, subject to exceptions described in the EDC 2015 Credit Facility, restrict the ability of Mesa Airlines and the Company to: (i) merge, dissolve, liquidate, consolidate or sell or transfer substantially all of its assets; or (ii) sell assets. The EDC 2015 Credit Facility also includes customary events of defaults, including, but not limited to: (i) payment defaults; (ii) breach of covenants; (iii) breach of representations and warranties; (iv) cross-defaults; (v) certain bankruptcy-related defaults of Mesa Airlines or of specified carriers; and (vi) termination or material adverse change in the terms of any code sharing agreement. Each note matures on the date that is five years after such note was issued. As of September 30, 2017, $6.4 million of borrowings were outstanding under this facility. As of September 30, 2017, we were in compliance with these covenants, and we expect to remain in compliance through the end of our fiscal year 2018.

Funds drawn under the EDC 2015 Credit Facility are subject to certain arrangement and commitment fees, and funds drawn under the facility bear interest at (i) LIBOR plus a margin of 2.66% plus a margin benchmark of 0.41% or (ii) a fixed amount based on a swap rate of floating rate debt to fixed rate debt plus a margin of 2.66% plus a margin benchmark of 0.58%. Installment payments must be made on each note issued under this facility.

In January 2016, Mesa Airlines, as borrower, and the EDC Lender entered into a credit and agreement (the “EDC January 2016 Credit Facility”) pursuant to which the EDC Lender committed to purchase notes from Mesa Airlines from time to time in the aggregate principal amount of up to $37.0 million. The borrower’s obligations under the EDC January 2016 Credit Facility are secured by the underlying equipment and guaranteed by us. The EDC January 2016 Credit Facility contains affirmative and negative covenants that are typical in the industry for similar financings, including, but not limited to, covenants that, subject to exceptions described in the EDC January 2016 Credit Facility, restrict our ability to: (i) merge, dissolve, liquidate, consolidate or sell or transfer substantially all of its assets; or (ii) sell assets. The EDC January 2016 Credit Facility also contains an affirmative covenant that requires us to maintain a consolidated interest and rental coverage ratio above the amount specified in the agreement. As of September 30, 2017, we were in compliance with these covenants and we expect to remain in compliance through the end of our fiscal 2018.

The EDC January 2016 Credit Facility also includes customary events of defaults, including, but not limited to: (i) payment defaults; (ii) breach of covenants; (iii) breach of representations and warranties; (iv) cross-defaults; (v) certain bankruptcy-related defaults of Mesa Airlines or of specified carriers; (vi) termination or material adverse change in the terms of any code sharing agreement; and (vii) breach or termination of our agreement with StandardAero. Each note matures on the date that is three to four years after such note was issued. As of September 30, 2017, $9.2 million of borrowings were outstanding under this facility.

Funds drawn under the EDC January 2016 Credit Facility are subject to certain arrangement and commitment fees, and funds drawn under the facility bear interest at (i) LIBOR plus a margin of, initially, 2.49% plus a margin benchmark of 0.47% or (ii) a fixed amount based on a swap rate of floating rate debt to fixed rate debt plus a margin of, initially, 2.49% plus a margin benchmark of 0.68%. Installment payments must be made on each note issued under this facility. The debt is subject to a fixed charge ratio covenant. As of September 30, 2017, we were in compliance with this covenant and we expect to remain in compliance through the end of our fiscal 2018.

On April 30, 2018, Mesa Airlines and the EDC Lender amended the EDC January 2016 Credit Facility to, among other things, lower the required fixed charge ratio covenant through the end of the term of the agreement and provide for mandatory principal prepayments of $1 million per quarter over the next five fiscal quarters, beginning on September 30, 2018.

In June 2016, Mesa Airlines, as borrower, and the EDC Lender entered into a credit and agreement (the “EDC June 2016 Credit Facility”) pursuant to which the EDC Lender committed to purchase notes from Mesa Airlines from time to time in the aggregate principal amount of up to $25.0 million. The borrower’s obligations under the EDC June 2016 Credit Facility are unsecured and guaranteed by us. The EDC June 2016 Credit Facility contains affirmative and negative covenants and events of default that are typical in the industry for similar financings. Each note matures on the date that is two years after such note was issued. As of September 30, 2017, $18.5 million of borrowings were outstanding under this facility.

The EDC June 2016 Credit Facility contains an affirmative covenant that requires us to maintain a consolidated interest and rental coverage ratio above the amount specified in the agreement. As of September 30, 2017, we were in compliance with these covenants and we expect to remain in compliance through the end of our fiscal 2018.

Funds drawn under the EDC June 2016 Credit Facility are subject to certain arrangement and commitment fees, and funds drawn under the facility bear interest at (i) LIBOR plus a margin of 2.81% plus a margin benchmark of 0.49% or (ii) a fixed amount based on a swap rate of floating rate debt to fixed rate debt plus a margin of 2.81% plus a margin benchmark of 0.71%. Installment payments must be made on each note issued under this facility. The debt is subject to a fixed charge ratio covenant. As of September 30, 2017, we were in compliance with this covenant and we expect to remain in compliance through the end of our fiscal 2018.

Midfirst Engine Facility. In May 2015, Mesa Airlines, as borrower, and MidFirst Bank entered into a business loan agreement and accompanying promissory note (the “MidFirst Credit Facility”) pursuant to which MidFirst Bank committed to lend to Mesa Airlines the principal amount of $8.3 million. The borrower’s obligations under the MidFirst Credit Facility are guaranteed by us and are secured primarily by a lien on certain spare engines acquired with the proceeds of the MidFirst Credit Facility and related collateral. The MidFirst Credit Facility contains affirmative and negative covenants and events of default that are typical in the industry for similar financings. The promissory note matures on September 21, 2020. As of September 30, 2017, $5.0 million of borrowings were outstanding under this facility. As of September 30, 2017, we were in compliance with these covenants, and we expect to remain in compliance through the end of our fiscal year 2018.

Funds drawn under the MidFirst Credit Facility bear interest at the rate of 5.163% per annum. Installment payments of principal must be made on the promissory note issued under this facility.

Aircraft Notes

As of September 30, 2017, we had 65 aircraft in our fleet financed with debt (collectively, the “Aircraft Notes”):

•	In fiscal year 2004, we permanently financed five CRJ-700 and six CRJ-900 aircraft with $254.7 million in debt and in our fiscal 2005, we permanently financed five CRJ-900 aircraft with $118 million in debt. The debt bears interest at the monthly LIBOR plus 3% (4.232% at September 30, 2017) and requires monthly principal and interest payments. As of September 30, 2017, we had $58.3 million outstanding under these notes.

•	In fiscal year 2007, we permanently financed three CRJ-900 and three CRJ-700 aircraft for $120.3 million. The debt bears interest at the monthly LIBOR plus 2.25% (3.482% at September 30, 2017) and requires monthly principal and interest payments. As of September 30, 2017, we had $48.8 million outstanding under these notes.

•	In fiscal year 2014, we permanently financed 10 CRJ-900 aircraft for $88.4 million. The debt bears interest at the monthly LIBOR, plus a spread ranging from 1.95% to 7.25% (3.182% to 8.482% at September 30, 2017) and requires monthly principal and interest payments. As of September 30, 2017, we had $64.8 million outstanding under these notes.

•	In fiscal year 2014, we permanently financed eight CRJ-900 aircraft with $114.5 million in debt. The debt bears interest at 5% and requires monthly principal and interest payments. As of September 30, 2017, we had $82.8 million outstanding under these notes.

•	In fiscal year 2015, we financed seven CRJ-900 aircraft with $170.2 million in debt. The senior notes payable of $151 million bear interest at monthly LIBOR plus 2.71% (3.942% at September 30, 2017) and require monthly principal and interest payments. The subordinated notes payable are noninterest-bearing and become payable in full on the last day of the term of the notes. We have imputed an interest rate of 6.25% on the subordinated notes payable and recorded a related discount of $8.1 million, which is being accreted to interest expense over the term of the notes. As of September 30, 2017, we had $144.0 million outstanding under these notes.

•	In fiscal year 2016, we financed 10 E-175 aircraft with $246 million in debt under an EETC financing arrangement. The debt bears interest ranging from 4.75% to 6.25% and requires semi-annual principal and interest payments. As of September 30, 2017, we had $226.4 million outstanding under these notes.

•	In fiscal year 2016, we financed eight E-175 aircraft with $195.3 million in debt. The senior notes payable of $172 million bear interest at the three-month LIBOR plus a spread ranging from 2.20% to 2.32% (3.533% to 3.654% at September 30, 2017) and require quarterly principal and interest payments. The subordinated notes payable bear interest at 4.50% and require quarterly principal and interest payments. As of September 30, 2017, we had $181.1 million outstanding under these notes.

The Aircraft Notes are secured by the respective aircraft, which had a net book value of $1,023.8 million as of September 30, 2017. The weighted-average effective interest rate of the fixed and floating rate aircraft and equipment notes at September 30, 2016 and 2017, was 4.08% and 4.89%, respectively.

Maintenance Commitments

In August 2005, we entered into a ten-year agreement with AAR, for the maintenance and repair of certain of our CRJ-200, CRJ-700 and CRJ-900 aircraft. The agreement has been amended since with a term through 2021, also to include certain E-175 aircraft rotable spare parts with a term through December 2027. Under the agreements, we pay AAR a monthly access fee per aircraft for certain consigned inventory as well as a fixed “cost per flight hour” fee on a monthly basis for repairs on certain repairable parts during the term of the agreement, which fees are subject to annual adjustment based on increases in the cost of labor and component parts.

In July 2012, we entered into a heavy check maintenance contract with Bombardier, to perform heavy check maintenance on all CRJ-700 and CRJ-900 aircraft, which has been extended through November 2020. We are charged on a time and materials basis by Bombardier for the heavy check maintenance work performed under this agreement.

In July 2013, we entered into an engine maintenance contract with GE to perform heavy maintenance on certain CRJ-700, CRJ-900 and E-175 engines based on a fixed pricing schedule. The pricing may escalate annually in accordance with the GE Engine Services’ spare parts catalog for engines. The engine maintenance contract extends through 2024.

In 2014, we entered into a ten-year contract with Aviall to provide maintenance and repair services on the wheels, brakes and tires of our CRJ-700 and CRJ-900 aircraft. Under the agreement, we pay Aviall a fixed “cost per landing” fee for all landings of our aircraft during the term of the agreement, which fee is subject to annual adjustment based on increases in the cost of labor and component parts.

We entered into an engine maintenance contract with StandardAero, which became effective on June 1, 2015, to perform heavy maintenance on certain CRJ-700 and CRJ-900 engines based on a fixed pricing schedule. The pricing may escalate annually in accordance with the GE Engine Services’ spare parts catalog for engines. The engine maintenance contract extends through 2020.

Our employees perform routine airframe and engine maintenance along with periodic inspections of equipment at their respective maintenance facilities. We also use third-party vendors, such as AAR, Aviall and GE, for certain heavy airframe and engine maintenance work, along with parts procurement and component overhaul services for our aircraft fleet. As of September 30, 2017, $57.8 million of parts inventory was consigned to us by AAR and Aviall under long-term contracts that is not reflected on our balance sheet.

We use the direct expense method of accounting for our maintenance of regional jet engine overhauls, airframe, landing gear, and normal recurring maintenance wherein we recognize the expense when the maintenance work is completed, or over the repair period, if materially different. While we keep a record of expected maintenance events, the actual timing and costs of major engine maintenance expense are subject to variables such as estimated usage, government regulations and the level of unscheduled maintenance events and their actual costs. Accordingly, we cannot reliably quantify the costs or timing of future maintenance-related expenses for any significant period of time.

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (i) made guarantees, (ii) a retained or a contingent interest in transferred assets, (iii) an obligation under derivative instruments classified as equity or (iv) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging or research and development arrangements with the company.

We have no off-balance sheet arrangements of the types described in the four categories above that they believe may have material current or future effect on financial condition, liquidity or results of operations.

A majority of our leased aircraft are leased through trusts formed for the sole purpose of purchasing, financing and leasing aircraft to us. Because these are single-owner trusts in which we do not participate, we are not at risk for losses and we are not considered the primary beneficiary. We believe that our maximum exposure under the leases are the remaining lease payments.

Quantitative and Qualitative Disclosure About Market Risk

We are subject to market risks in the ordinary course of our business. These risks include interest rate risk and, on a limited basis, commodity price risk with respect to foreign exchange transactions. The adverse effects of changes in these markets could pose a potential loss as discussed below. The sensitivity analysis provided does not consider the effects that such adverse changes may have on overall economic activity, nor does it consider additional actions we may take to mitigate our exposure to such changes. Actual results may differ.

Interest Rates. We are subject to market risk associated with changing interest rates on our variable rate long-term debt; the variable interest rates are based on LIBOR. The interest rates applicable to variable rate notes may rise and increase the amount of interest expense on our variable rate long-term debt. A 50 basis points increase in interest rates would result in an approximately $3.0 million impact on our annual interest expense.

Foreign Exchange. We have de minimis foreign currency risks related to our station operating expenses denominated in currencies other than the U.S. dollar, primarily the Canadian dollar. Our revenue is U.S. dollar denominated.

Unlike other airlines, our capacity purchase agreements largely shelter us from volatility related to fuel prices, which are directly paid and supplied by our major airline partners.

Inflation

We do not believe that inflation had a material effect on our business, financial condition, or results of operations in the last two fiscal years. If our costs were to become subject to significant inflationary pressures, we may not be able to fully offset such higher costs through price increases. Our inability or failure to do so could harm our business, financial condition, and results of operations.

Critical Accounting Policies

We prepare our consolidated financial statements in accordance with generally accepted accounting principles in U.S. GAAP. In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenue and expenses, as well as related disclosure of contingent assets and liabilities. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting estimates, which we discuss below.

We have identified the accounting policies discussed below as critical to us. The discussion below is not intended to be a comprehensive list of our accounting policies. Our significant accounting policies are more fully described in Note 2 to the consolidated financial statements.

Revenue Recognition

Under our capacity purchase agreements, our major airline partners generally pay a fixed monthly minimum amount per aircraft, plus certain additional amounts based upon the number of flights and block hours flown. The contracts also include reimbursement of certain costs that we incur in performing flight services. These costs, known as “pass-through costs,” may include passenger and hull insurance, aircraft property taxes, as well as landing fees, catering and additionally for the E-175 aircraft owned by United, heavy airframe and engine maintenance, landing gear, APUs and component maintenance. We record reimbursement of pass-through costs as other revenue in the consolidated statements of operations as service is provided. In addition, our major airline partners also provide, at no cost to us, certain ground handling and customer service functions, as well as airport-related facilities and gates at their hubs and other cities. Services and facilities provided by major airline partners at no cost to us are presented net in our consolidated financial statements; hence, no amounts are recorded for revenue or expense for these items. The contracts also include a profit component that may be determined based on a percentage of profits on our flights, a profit margin on certain reimbursable costs, as well as a profit margin, incentives and penalties based on certain operational benchmarks. We recognize revenue under our capacity purchase agreements when the transportation is provided, including an estimate of the profit component based upon the information available at the end of the accounting period. All revenue recognized under these contracts is presented at the gross amount billed.

We have concluded that a component of our revenue under our capacity purchase agreements is rental income, as these agreements identify the “right of use” of a specific type and number of aircraft over a stated period of time. The amount deemed to be rental income during fiscal 2016 and 2017 was $190.1 million and $217.6 million, respectively, and has been included in contract revenue on our consolidated statements of income. We have not separately stated aircraft rental income and aircraft rental expense in the consolidated statements of operations since the use of the aircraft is not a separate activity of the total service provided.

Under our capacity purchase agreements with American and United, we are reimbursed under a fixed rate per-block hour, plus an amount per aircraft designed to reimburse us for certain aircraft ownership costs.

Our capacity purchase agreements contain an option that allows our major airline partners to assume the contractual responsibility for procuring and providing the fuel necessary to operate the flights that we operate for them. Both airlines have exercised this option. Accordingly, we do not record an expense or the related revenue for fuel and related fueling costs for flying under our capacity purchase agreements.

Our capacity purchase agreements contain certain provisions pursuant to which the parties could terminate their respective agreements, subject to certain rights of ours to cure, if certain performance criteria are not maintained. Our revenues could be impacted by a number of factors, including changes to the applicable capacity purchase agreements, contract modifications resulting from contract renegotiations and our ability to earn incentive payments contemplated under applicable agreements. In the event contracted rates are not finalized at a quarterly or annual financial statement date, we record that period’s revenues based on the lower of the prior period’s approved rates or our estimate of rates that will be implemented upon completion of negotiations. Also, in the event we have a reimbursement dispute with a major airline partner at a quarterly or annual financial statement date, we evaluate the dispute under established revenue recognition criteria and, provided the revenue recognition criteria have been met, we recognize revenue for that period based on our estimate of the resolution of the dispute. Accordingly, we are required to exercise judgment and use assumptions in the application of our revenue recognition policy. See “Recent Accounting Pronouncements” set forth below for a discussion of a new accounting standard that we anticipate implementing beginning in our 2019 fiscal year.

Maintenance

We operate under an FAA-approved continuous inspection and maintenance program. We use the direct expense method of accounting for our maintenance of regional jet engine overhauls, airframe, landing gear, and normal recurring maintenance wherein we recognize the expense when the maintenance work is completed, or over the repair period, if materially different. For leased aircraft, we are subject to lease return provisions that require a minimum portion of the “life” of an overhaul be remaining on the engine at the lease return date. We estimate the cost of maintenance lease return obligations and accrue such costs over the remaining lease term when the expense is probable and can be reasonably estimated.

Under our aircraft operating lease agreements and FAA operating regulations, we are obligated to perform all required maintenance activities on our fleet, including component repairs, scheduled air frame checks and major engine restoration events. We estimate the timing of the next major maintenance event based on assumptions including estimated usage, FAA-mandated maintenance intervals and average removal times as recommended by the manufacturer. The timing and the cost of maintenance are based on estimates, which can be impacted by changes in utilization of our aircraft, changes in government regulations and suggested manufacturer maintenance intervals. Major maintenance events consist of overhauls to major components.

Engine overhaul expense totaled $90.9 million and $63.7 million for the years ended September 30, 2016 and 2017, respectively, and airframe c-check expense totaled $13.2 million and $22.6 million for the years ended September 30, 2016 and 2017, respectively.

Aircraft Leases

In addition to the aircraft we receive from United, approximately 25% of our aircraft are leased from third parties. In order to determine the proper classification of a lease as either an operating lease or a capital lease, we must make certain estimates at the inception of the lease relating to the economic useful life and the fair value of an asset as well as select an appropriate discount rate to be used in discounting future lease payments. These estimates are utilized by management in making computations as required by existing accounting standards that determine whether the lease is classified as an operating lease or a capital lease. All of our aircraft leases have been classified as operating leases, which results in rental payments being charged to expense over the term of the related leases. Additionally, operating leases are not reflected in our consolidated balance sheets and accordingly, neither a lease asset nor an obligation for future lease payments is reflected in our consolidated balance sheets. In the event that we or one of our major airline partners decide to exit an activity involving leased aircraft, losses may be incurred. In the event that we exit an activity that results in exit losses, these losses are accrued as each aircraft is removed from operations for early termination penalties, lease settle up and other charges. See “Recent Accounting Pronouncements” set forth below for a discussion of a new accounting standard that is likely to have an impact on our aircraft lease accounting beginning in 2019.

Income Taxes

Income taxes are accounted for using the asset and liability method. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for those deferred tax assets for which we cannot conclude that it is more likely than not that such deferred tax assets will be realized.

In determining the amount of the valuation allowance, estimated future taxable income, as well as feasible tax planning strategies for each taxing jurisdiction, are considered. If we determine it is more likely than not that all or a portion of the remaining deferred tax assets will not be realized, the valuation allowance will be increased with a charge to income tax expense. Conversely, if we determine it is more likely than not to be able to utilize all or a portion of the deferred tax assets for which a valuation allowance has been provided, the related portion of the valuation allowance will be recorded as a reduction to income tax expense.

We recognize and measure benefits for uncertain tax positions using a two-step approach. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that is it more likely than not that the tax positions will be sustained upon audit, including resolution of any related appeals or litigation processes. For tax positions that are more likely than not to be sustained upon audit, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. Our practice is to recognize interest and/or penalties related to income tax matters in income tax expense. Significant judgment is required to evaluate uncertain tax positions. Evaluations are based upon a number of factors, including changes in facts or circumstances, changes in tax law, correspondence with tax authorities during the course of tax audits and effective settlement of audit issues. Changes in the recognition or measurement of uncertain tax positions could result in material increases or decreases in income tax expense in the period in which the change is made, which could have a material impact to our effective tax rate. See Note 11: “Income Taxes” in the notes to our audited consolidated financial statements included elsewhere in this Form S-1 for additional information. See also “Management’s Discussion and Analysis—Results of Operations—Income Taxes” for additional information.

For a further listing and discussion of our accounting policies, see Note 2: “Summary of Significant Accounting Policies” in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

Accounting Methodology for Stock Appreciation Rights

We have historically accounted for compensation expense related to our liability-classified stock appreciation rights (“SARs”) using the intrinsic value method, as permitted by ASC 718 for nonpublic entities, with changes to the value of the SARs recognized as compensation expense at each quarterly reporting date. Upon becoming a public company, as defined in ASC 718, we are required to change our methodology for valuing the SARs. While the SARs will continue to be re-measured at each quarterly reporting date, the SARs are required to be accounted for prospectively at fair value using a fair value pricing model, such as Black-Scholes. We plan to record the impact of the change in valuation methods as a cumulative effect of a change in accounting principle, as permitted by ASC 250. The effect of the change will be to increase or decrease the SAR liability by the difference in compensation cost measured using the intrinsic value method and the fair value method with an equal and offsetting change to retained earnings in the consolidated balance sheet. Any changes in fair value after the initial adoption will be recorded as compensation expense in the consolidated statement of operations.

Emerging Growth Company Status

The JOBS Act permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have irrevocably elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards when they are required to be adopted by public companies that are not emerging growth companies.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). The standard establishes a new recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. We may adopt the requirements of ASU 2014-09 using either of two acceptable methods: (i) retrospective adoption to each prior period presented with the option to elect certain practical expedients; or (ii) adoption with the cumulative effect recognized at the date of initial application and providing certain disclosures. In July 2015, the FASB approved a one-year deferral of the effective date of the new standard, making it effective for our reporting periods beginning October 1, 2018. We are currently evaluating the potential impact of the adoption of this new guidance on our financial position or results of operations, including the method of adoption to be used.

In August 2014, The FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Topic 205), which provides guidance on determining when and how to disclose going-concern uncertainties in the condensed consolidated financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the consolidated financial statements are issued. An entity must provide certain disclosure if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The update applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter. We adopted this ASU in fiscal year 2017, and the adoption did not have a material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which provides guidance requiring lessees to recognize a right-of-use asset and a lease liability on the balance sheet for substantially all leases, with the exception of short-term leases. Leases will be classified as either financing or operating, with classification affecting the pattern of expense recognition in the statement of income. The guidance is effective for annual periods beginning after December 15, 2018, with early adoption permitted. We are currently evaluating the potential impact of the adoption of this new guidance on our consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718)—Improvements to Employee Share-Based Payment Accounting, which simplifies several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. The guidance is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. We are currently evaluating the potential impact of the adoption of this new guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the FASB Emerging Issues Task Force), which clarifies how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard is effective for fiscal years beginning after December 15, 2017, with early adoption permitted. We are currently evaluating the impact that the standard will have on the consolidated statements of cash flows. Further, in November 2016, the FASB issued ASU No. 2016-18 that requires restricted cash and cash equivalents to be included with cash and cash equivalents on the statement cash flows. The new standard is effective for fiscal years beginning after December 15, 2017, with early adoption permitted. We have restricted cash of $3.6 million as of September 30, 2017 and intend to adopt the new guidance in our 2019 fiscal year.

INDUSTRY BACKGROUND

Overview of the Passenger Airline Industry

According to the FAA, the number of total paying passengers in the United States that traveled on scheduled domestic and international flights, commonly referred to as “total revenue passenger enplanements,” was 840.4 million in 2017, up 2.6% from 819.5 million in 2016, and enplanements in 2016 were up 4.3% from 785.8 million in 2015. Historically, airline passenger growth depends upon, but has occurred at a rate in excess of, GDP growth. The 2017 Current Market Outlook, a 20-year forecast of The Boeing Company, foresees average annual growth in North American enplanements of 3.0% per year over the 2017-2036 timeframe, assuming a 2.1% annual GDP growth rate.

As a result of a series of merger transactions between 2008 and 2016, there are currently five “major” airlines in the United States: American, Delta, United, Alaska and Southwest, which collectively control in excess of 85% of U.S. industry passenger capacity when including both flights operated themselves and flights operated under contract by their regional airline partners. The major airlines offer scheduled flights to many large cities within the United States and to cities in other parts of the world. These carriers benefit from wide name recognition and long operating histories. In recent years, major airlines have enjoyed sustained profitability achieved through scale efficiencies, disciplined capacity planning, profit-oriented management and increased passenger demand. The revenues of the U.S. regional airline sector are derived overwhelmingly from these financially strong major airlines, in particular American, Delta and United.

Most major airlines have adopted a “hub and spoke” system of operations. This arrangement permits travelers to fly from their point of origin to more destinations without switching airlines. Hub airports permit carriers to transport passengers between large numbers of destinations with substantially more frequent service than if each city-pair were served nonstop. The hub and spoke system also allows the airline to add service to a new destination from a large number of cities using only one or a limited number of aircraft. Regional airlines play a vital role in the major airlines’ hub and spoke networks by serving markets that would be too small for the major airline to serve economically with the major carrier’s larger aircraft. In addition, regional aircraft are well suited to serve larger city pairs during off-peak times when load factors on larger jets are low. Flights by regional airlines help build schedule density and “feed” passenger traffic to major airlines’ hub airports that is essential for the economic viability of the entire hub operation. Regional airlines have added importance to their major airline partners because the city pairs served by regional airlines often have traffic levels and other attributes that make them very difficult to contest by the low-cost airlines that otherwise compete with major carriers on much of their route networks.

“Low-cost” airlines, such as jetBlue Airways, typically offer fewer classes of service and have lower cost structures than major airlines, thus permitting them to offer flights to many of the same destinations as the major airlines, but at lower prices. “Ultra low-cost” airlines, including Allegiant Travel Company, Spirit Airlines and Frontier Airlines, expanded upon the low-cost airline model by adding a focus on increased aircraft utilization, increased seat density and the unbundling of revenue sources by charging fees for multiple products and services previously provided free to passengers. Some ultra low-cost airlines utilize a hub and spoke strategy, while others offer predominantly point-to-point service between designated city pairs, a strategy that increases efficiency and lowers fares, but often results in less convenient flight schedules and service to fewer markets. In recent years, the business models of ultra low-cost, low-cost and major airlines have become increasingly blurred, with major airlines offering inexpensive basic economy fares with fewer amenities to compete for price-sensitive travelers, and some low-cost carriers now offering premium seating and classes of service. At present, none of the business models of the ultra-low cost or low cost airlines or Southwest Airlines include affiliation with regional air carriers, and there is no expectation that this will occur in the near term. However, if in the future we are invited to provide regional flying to new partners in this segment, we expect to experience incremental growth.

Regional airlines operate smaller aircraft, with seating for 50-76 passengers, that have far lower trip costs than the larger aircraft operated by the major, low-cost and ultra low-cost airlines, which typically have seating for 120 passengers or more. Independent regional airlines, such as us and SkyWest Airlines, typically provide service to more than one major airline. Conversely, captive regional airlines, including Envoy (owned by American), Endeavor (owned by Delta), PSA (owned by American), Piedmont (owned by American) and Horizon (owned by Alaska), are wholly owned subsidiaries of major airlines and tend to fly exclusively in cooperation with their respective parent airlines. In contrast to low-cost and ultra low-cost airlines, regional airlines generally work cooperatively with major airlines and do not try to establish an independent route system or brand to compete with the major airlines. Regional airlines typically enter into capacity purchase agreements with one or more major airline partners under which the regional airline agrees to use its lower-cost aircraft to carry passengers booked and ticketed by the major airline between city pairs selected by the major airline partner. In exchange for such services, the regional airline is either paid a fixed-fee per flight by the major airline or receives a pro-rata portion of the total fare generated for a given passenger itinerary.

Regional Airline Industry

Regional airlines play a daily, essential role in the U.S. air travel system. According to the Regional Airline Association, 42% of all scheduled airline flights in the United States in 2016 were performed by regional airlines. Of all the U.S. airports with scheduled airline service, 64% of them are served exclusively by regional airlines. Some of the most popular U.S. airports have more than half of all their flights on regional airlines, including New York-LaGuardia, Philadelphia, Washington-Dulles, Charlotte, Houston-Bush and Chicago-O’Hare.

The regional airline industry grew rapidly from the mid-1990s until the 2007-2010 timeframe, driven by the introduction of “regional jet” aircraft, which were a significant aerospace advancement over previous regional aircraft and broadly adopted due to their high speed, range, cabin class comfort, and low noise levels. In the 2007-2010 timeframe, growth of the regional sector stalled due to a confluence of factors, including: bankruptcy filings by several U.S. major airlines that were large purchasers of regional airline capacity; rising fuel prices, which challenged the economics of small regional jet aircraft; the 2008 financial crisis; and a wave of major airline mergers that drove fleet rationalization and a reduction in the number of hub airports. These industry changes adversely affected the regional airline sector, and three of the then-largest regional airlines restructured under bankruptcy protection (us and Pinnacle Airlines) or sold their business under duress (ExpressJet Holdings).

In our case, we filed for protection under Chapter 11 of the federal bankruptcy laws on January 5, 2010 and successfully emerged from bankruptcy on March 1, 2011. We filed for protection under Chapter 11 primarily to address an excess of 50-seat CRJ-200 aircraft that were not extended by certain of our major airline partners under our prior capacity purchase agreements. The lease terms of the excess CRJ-200 aircraft extended four or more years beyond the expiration date of their related capacity purchase agreements. At the time of our Chapter 11 filing, higher fuel prices had caused the 50-seat CRJ-200 to be uneconomical for major airlines to fly, making it untenable for us to renew our capacity purchase agreements with respect to these aircraft or place them into service with other major airlines. Our restructuring did not seek to renegotiate the terms of our then-existing labor agreements, which we believe has contributed to our strong ongoing relationship with our employees and their labor representatives.

Since 2007, depending on the metric used, the overall size of the U.S. regional airline industry has been largely unchanged. The first reason for this relates to mergers, hub consolidation, and route network rationalization among the major airlines that were the primary purchasers of regional airline capacity: Delta’s combination with Northwest, United’s combination with Continental, American’s combination with US Airways, and US Airways’ previous combination with America West. The second reason has been a pilot shortage resulting from new federal regulations implemented in August 2013 which dramatically increased minimum pilot training time. According to the Regional Airline Association, from 2007 until 2016, U.S. regional air carriers collectively grew revenue passenger miles from 72.9 billion to 75.5 billion, though passenger enplanements declined from 160.2 million to 154.9 million over the same period. The industry has changed in important ways since 2007, including: growth in average aircraft size from 51 seats to 62 seats, growth in average passenger trip length from 456 miles to 488 miles, near complete elimination of aircraft under 50-seat capacity from U.S. scheduled airline service, attrition of many smaller carriers, and significant reductions in flight frequencies and served destinations for many small and medium-sized cities across the United States.

We believe the effects of the pilot shortage and major airline consolidation are now fully reflected in the structure and trade practices of the regional airline sector, and that our sector is poised to grow again as the significant recent increases in regional airline pilot compensation draw additional qualified individuals into the profession, and once again permit fleet expansion. For the 2018-2038 timeframe, the FAA has projected revenue passenger miles for U.S. regional carriers to grow by 2.1% per year, with average aircraft size continuing to climb to 75 seats per aircraft. We believe the intensity of competition among regional air carriers for capacity-purchase contracts has lessened in recent years, due to the scarcity of pilots, and we do not expect this competitive characteristic to change in the near term. See “Business—Our Growth Opportunities.”

Relationship Between Regional and Major Airlines

Regional airlines typically operate short- and medium-haul scheduled airline service, often connecting smaller cities with major airline hubs. Regional airlines generally enter into capacity purchase agreements with one or more major airline partners under which the regional airline uses the major airline’s logos, service marks and aircraft paint schemes in providing regional flying services. Under these agreements, the major airline typically controls route selection, marketing, scheduling, pricing and seat inventories, and provides the regional airline with ground support services, airport landing slots and gate access. The regional airline, in turn, provides flight crews, flight services, maintenance and other operational functions. In most cases, the regional airline itself owns or leases the aircraft used, but there are many instances where the major airline partner will provide the aircraft.

The commercial relationship between the regional airline and its major airline partner usually involves either a capacity purchase agreement or revenue sharing arrangement, as explained below. All of our revenues are derived under capacity purchase agreements, and the overwhelming majority of revenues for the regional airline sector today are from capacity purchase agreements rather than revenue sharing arrangements.

Capacity Purchase Agreements. Under a capacity purchase agreement (also referred to as a “revenue guarantee agreement,” “fixed fee contract” or “contract flying”), the major airline generally pays the regional airline a fixed fee for each departure, flight hour (measured from takeoff to landing, excluding taxi time) or block hour (measured from takeoff to landing, including taxi time) incurred, and an amount per aircraft in service each month with additional incentives based on completion of flights, on-time performance and other operating metrics. In exchange for that, the major airline keeps all of the revenue paid by the passengers travelling on that regional airline flight leg. Under these agreements the major airline bears the risk of changes in the price of fuel and certain other costs that are passed through dollar-for-dollar to the major airline partner. Regional airlines benefit from a capacity purchase agreement because they are sheltered from many of the elements that cause volatility in airline financial performance, including fuel prices, variations in ticket prices, and fluctuations in number of passengers. Correspondingly, regional airlines in capacity purchase agreements generally do not benefit from positive trends in ticket prices (including ancillary revenue programs), the number of passengers enplaned or fuel prices.

Revenue-Sharing Arrangements. Under a revenue-sharing arrangement (also referred to as “prorate flying”), the major airline and regional airline negotiate a passenger fare proration formula, pursuant to which the regional airline receives a percentage of the ticket revenues for those passengers traveling for one portion of their trip on the regional airline and the other portion of their trip on the major airline. Substantially all costs associated with the regional airline flight are borne by the regional airline. In a revenue-sharing arrangement, the regional airline may realize increased profits as ticket prices and passenger loads increase or fuel prices decrease and, correspondingly, the regional airline may realize decreased profits as ticket prices and passenger loads decrease or fuel prices increase.

We currently have capacity purchase agreements with United, where we operate under the United Express banner, and American, where we operate under the American Eagle banner.

In order to contain the amount of flying performed by lower-cost regional airlines, major airline pilot unions have negotiated “scope clauses,” which typically prohibit regional airlines from operating aircraft with more than 76 seats. These restrictions are intended to prevent a major airline from substituting lower cost regional flights for flights now performed by the airline’s own pilots, thereby protecting the jobs and compensation levels of the major airline pilots. However, there is a long-term trend towards liberalization of scope clauses, with major airlines and their pilot groups often trading pilot compensation increases for more freedom to purchase capacity from regional airlines like us. In the absence of scope clauses, we believe the demand for regional flying by American, Delta and United would materially exceed present levels.

BUSINESS

Overview

Mesa Airlines is a regional air carrier providing scheduled passenger service to 110 cities in 37 states, the District of Columbia, Canada, Mexico and the Bahamas. All of our flights are operated as either American Eagle or United Express flights pursuant to the terms of capacity purchase agreements we entered into with American and United. We have a significant presence in several of our major airline partners’ key domestic hubs and focus cities, including Dallas, Houston, Phoenix and Washington-Dulles. We have been the fastest growing regional airline in the United States over our last five fiscal years, based on fleet growth, with a cumulative increase in aircraft of 137%.

As of March 31, 2018, we operated a fleet of 145 aircraft with approximately 611 daily departures. We operate 64 CRJ-900 aircraft under our American Capacity Purchase Agreement and 20 CRJ-700 and 60 E-175 aircraft under our United Capacity Purchase Agreement. Over the last five calendar years, our share of the total regional airline fleet of American and United has increased from 7% to 11% and from 4% to 15%, respectively. Driven by this fleet growth, our total operating revenues have grown by 55% from $415.2 million in fiscal 2013 to $643.6 million in fiscal 2017, respectively. We believe we have expanded our share with our major airline partners because of our competitive cost structure, access to pilots under our labor agreements and track record of reliable performance. All of our operating revenue in our 2017 fiscal year was derived from operations associated with our American and United Capacity Purchase Agreements.

Our long-term capacity purchase agreements provide us guaranteed monthly revenue for each aircraft under contract, a fixed fee for each block hour and flight flown, and reimbursement of certain direct operating expenses, in exchange for providing regional flying on behalf of our major airline partners. Our capacity purchase agreements shelter us from many of the elements that cause volatility in airline financial performance, including fuel prices, variations in ticket prices, and fluctuations in number of passengers. In providing regional flying under our capacity purchase agreements, we use the logos, service marks, flight crew uniforms and aircraft paint schemes of our major airline partners. Our major airline partners control route selection, pricing, seat inventories, marketing and scheduling, and provide us with ground support services, airport landing slots and gate access, allowing us to focus all of our efforts on delivering safe, reliable and cost-competitive regional flying.

Regional aircraft are optimal for short and medium-haul scheduled flights that connect outlying communities with larger cities and act as “feeders” for domestic and international hubs. In addition, regional aircraft are well suited to serve larger city pairs during off-peak times when load factors on larger jets are low. The lower trip costs and operating efficiencies of regional aircraft, along with the competitive nature of the capacity purchase agreement bidding process, provide significant value to major airlines. According to the Regional Airline Association, we were the fifth largest regional airline company in the United States in 2016, as measured by passenger enplanements, and our flights accounted for approximately 8.4% of all passengers carried on U.S. regional airlines.

Regional airlines play a daily, essential role in the U.S. air travel system. According to the Regional Airline Association, 42% of all scheduled airline flights in the United States in 2016 were performed by regional airlines. Of all the U.S. airports with scheduled airline service, 64% are served exclusively by regional airlines. Some of the most popular U.S. airports have more than half of all their flights on regional airlines, including New York-LaGuardia, Philadelphia, Washington-Dulles, Charlotte, Houston-Bush and Chicago-O’Hare.

Our Competitive Strengths

We believe that our primary strengths are:

Low Cost Operator. We believe that we are among the lowest cost operators of regional jet service in the United States. There are several key elements that contribute to our cost efficiencies:

•	Efficient Fleet Composition. We exclusively operate large regional aircraft with 70+ passenger seats on a single FAA certificate. Operating large regional aircraft allows us to enjoy unit cost advantages over smaller regional aircraft. Larger regional aircraft require less fuel and crew resources per passenger carried, and may also have maintenance cost efficiencies.

•	Cost Effective, Long-Term Collective Bargaining Agreements. Our pilots and flight attendants ratified new four-year collective bargaining agreements effective as of July 13, 2017 and October 1, 2017, respectively, which are among the longest in the regional airline industry and include labor rate structures through 2024. We believe that our collective bargaining agreements and favorable labor relationships are critical for pilot retention and will provide more predictable labor costs into 2024. We derive cost advantages from efficient work rules and the relatively low average seniority of our pilots.

•	Low Corporate Overhead. Our general and administrative expenses per block hour have decreased by more than 35% over the five-year period ended September 30, 2017. We have significantly reduced our overhead costs by operating with a modest administrative and corporate team, offering cost-effective benefit programs and implementing automated solutions to improve efficiency.

•	Competitive Procurement of Certain Operating Functions. We have long-term maintenance agreements with expirations extending from December 2020 to December 2027 with AAR, GE, StandardAero, Aviall and Bombardier, respectively, to provide parts procurement, inventory and engine, airframe and component overhaul services. We expect that our long-term agreements with these and other strategic vendors will provide predictable high-quality and cost-effective solutions for most maintenance categories over the next several years. In prior periods, we also invested in long-term engine overhauls on certain aircraft, which we believe will reduce related maintenance obligations in future periods.

Advantages in Pilot Recruitment and Retention. We believe that we are well positioned to attract and retain qualified pilot candidates. Following the ratification of our collective bargaining agreements in July 2017, the average number of new pilot applications per month has increased by 43.7% compared to the six months prior to the ratification. In addition, our average pilot attrition has decreased by 12.5% over the same period. We believe that the increased number of new pilot applications per month will continue with the introduction of our CPP with United. In addition to offering competitive compensation, bonuses and benefits, we believe the following elements contribute to our recruiting advantage:

•	Career Path Program. We recently announced our CPP with United, which is designed to provide our qualified current and future pilots a path to employment as a pilot at United. We believe that our CPP will help us continue to attract qualified pilots, manage natural attrition and further strengthen our decades-long relationship with United.

•	Modern, Large-Gauged Regional Jets. We exclusively operate large regional aircraft with advanced flight deck avionics. We believe that pilot candidates prefer advanced flight deck avionics because they are similar to those found in the larger commercial aircraft types flown by major airlines.

•	Opportunities for Advancement. We believe that our career progression is among the most attractive in the regional airline industry. During fiscal 2017, our pilots had the opportunity to be promoted from first officer to captain in as little as 12 months.

•	Stable Labor Relations. Throughout our long operating history, we believe that we have had constructive relationships with our employees and their labor representatives. We have never been the subject of a labor strike or labor action that materially impacted our operations.

•	Enthusiastic and Supportive Culture. Our “Pilots Helping Pilots” philosophy helps us attract, retain and inspire our next generation of pilots. Our team-oriented culture, as demonstrated by the mentorship of our senior pilots, is both encouraged and expected. We strive to create an environment for our personnel where open communication is customary and where we celebrate our successes together.

Stable, Long-Term Revenue-Guarantee Capacity Purchase Agreements. We have long-term capacity purchase agreements with American and United that extend beyond 2020 for 95 of our 144 current aircraft (with 34 aircraft expiring between June and December 2019 and 15 aircraft expiring between January and August 2020, if not extended prior to contract expiration). Both of our capacity purchase agreements are “capacity purchase,” rather than revenue sharing arrangements. This contractual structure provides us with a predictable revenue stream and allows us to increase our profit margin to the extent that we are able to lower our operating costs below the costs anticipated by the agreements. In addition, we are not exposed to price fluctuations for fuel, certain insurance expenses, ground operations or landing fees as those costs are either reimbursed under our capacity purchase agreements or paid directly to suppliers by our major airline partners.

Fleet Exclusively Comprised of Large, Efficient Regional Jets. We exclusively operate large regional aircraft with 70+ passenger seats. These aircraft are the highest in demand across the regional airline industry and provide us with best-in-class operating efficiencies, providing our major airline partners greater flexibility in route structuring and increased passenger revenues. As of March 31, 2018, we had 145 aircraft (owned and leased) consisting of the following:

	Embraer Regional Jet-175 (76 seats)	Canadair Regional Jet-700 (70 seats)	Canadair Regional Jet-900 (76-79 seats)	Canadair Regional Jet-200 (50 seats)(1)	Total
American Eagle	—	—	64	—	64
United Express	60	20	—	—	80
Subtotal	60	20	64	—	144
Unassigned	—	—	—	1	1

Total	60	20	64	1	145

(1)	CRJ-200 is an operational spare not assigned for service under our capacity purchase agreements.

Longstanding Relationships with American and United. We began flying for United in 1991 and American, through its predecessor entities, in 1992. Since 2013, we have added 26 aircraft to our American Capacity Purchase Agreement and 60 aircraft to our United Capacity Purchase Agreement. We believe that we enjoy strong relationships with our major airline partners.

Strong Recent Record of Operational Performance. In January 2018, the DOT recognized us as the number one regional airline for on-time performance. In addition, we believe that we were the number one regional airline for on-time performance in 2016 and 2017 based on a comparison of our internal data to publicly available DOT data for reporting airlines. Under our capacity purchase agreements, we may receive financial incentives or incur penalties based upon our operational performance, including controllable on-time departures and controllable completion percentages.

Experienced, Long-Tenured Management Team. Our senior management team has extensive operating experience in the regional airline industry. Our Chief Executive Officer and President/Chief

Financial Officer have served us in senior officer positions since 1998, and our management team has helped us navigate through and emerge successfully from bankruptcy in early 2011. Since 2013, we have significantly grown the business in the following ways:

•	achieved revenue growth of 55%;

•	expanded the number of aircraft flown under our American Capacity Purchase Agreement from 38 to 64;

•	expanded the number of aircraft flown under our United Capacity Purchase Agreement from 20 to 80;

•	closed the first EETC financing by a regional airline; and

•	improved our operating efficiencies and maintained our cost advantage.

Our Business Strategy

Our business strategy consists of the following elements:

Maintain Low Cost Structure. We have established ourselves as a low cost, efficient and reliable provider of regional airline services. We intend to continue our disciplined cost control approach through responsible outsourcing of certain operating functions, by flying large regional aircraft with associated lower maintenance costs and common flight crews across fleet types, and through the diligent control of corporate and administrative costs implementing company-wide efforts to improve our cost position. Additionally, we expect our long-term collective bargaining agreements to protect us from significant labor cost increases over the next four years. These efficiencies, coupled with the low average seniority of our pilots, has enabled us to compete aggressively on price in our capacity purchase agreement negotiations.

Attractive Work Opportunities. We believe our employees have been, and will continue to be, a key to our success. Our ability to attract, recruit and retain pilots has supported our industry-leading fleet growth. We intend to continue to offer competitive compensation packages, foster a positive and supportive work environment and provide opportunities to fly state-of-the-art, large-gauged regional jets to differentiate us from other carriers and make us an attractive place to work and build a career.

Maintain a Prudent and Conservative Capital Structure. We intend to continue to maintain a prudent capital structure. We believe that the strength of our balance sheet and credit profile will enable us to optimize terms with lessors and vendors and, when preferred by our major airline partners, allow us to procure and finance aircraft on competitive terms. Also, once we complete this offering, our financial resources and publicly traded securities may allow us to take advantage of attractive acquisition opportunities should they arise. We may use a portion of the offering proceeds to purchase some of our leased aircraft. The purchase of leased aircraft would allow us to lower our operating costs and avoid lease-related use restrictions and return conditions.

Eliminate Tail Risk. We have structured our aircraft leases and financing arrangements to minimize or eliminate, as much as possible, so-called “tail risk, “ which is the amount of aircraft-related debt or lease obligations existing beyond the term of that aircraft’s corresponding capacity purchase agreement. Maintaining minimal tail risk allows us to avoid lease or finance obligations on aircraft that are no longer in service under a capacity purchase agreement after expiration of the agreement. As of March 31, 2018, we had 18 aircraft with leases extending past the term of their corresponding capacity purchase agreement with an aggregate exposure of less than $33.0 million. We intend to continue to align the terms of our aircraft leases and financing agreements with the terms of our capacity purchase agreements in order to maintain low “tail risk.”

Our Growth Opportunities

During our last five fiscal years, our total operating revenues grew at a compounded annual rate of 11.6% and our fleet size increased from 59 to 140 regional aircraft, a cumulative growth rate of 137%. We believe that our cost discipline, strong operational performance and financial resources will provide additional opportunities to expand our operations, including:

Expand Flying With New and Existing Airline Partners. We enjoy strong relationships with our major airline partners and have significantly expanded our fleet size and flight operations with American and United over the last five years. As the demand for air travel among our major airline partners continues to grow, we expect that our flight services for each major airline partner will similarly increase. In addition, over the next five years, we expect that capacity purchase agreements representing up to 300 aircraft currently flown by our competitors on behalf of major airlines will expire by their terms and be subject to rebidding or replacement by more desirable types of aircraft. We believe that our cost structure and operational efficiencies position us well to compete for this flying. Additionally, we intend to pursue opportunities to provide regional flying to other major airlines, including Delta and Alaska, with hub cities that do not overlap with our existing major airline partners. In addition, if a market for regional flying on behalf of low-cost carriers materializes, we believe that we are well positioned to partner with them, as one of the lowest cost regional airlines in the United States.

Scope Relief. Major airline pilot unions have negotiated so-called “scope clauses” in their labor agreements, which place aircraft size limitations and other restrictions on major airlines’ ability to contract with regional airlines like ours. Greater liberalization of scope clauses generally creates more business opportunities for regional airlines. Since 2001, restrictive “scope clauses” have slowly been relaxed, allowing major airlines more flexibility and additional flying opportunities for regional carriers. We believe that further liberalization of these provisions, were it to occur, would create incremental opportunities for us with our existing and other potential future major airline partners.

Acquisitions of Other Regional Airlines. In the future, we may evaluate the strategic acquisition of other regional air carriers. The opportunity to make an acquisition may arise if, for example, a major airline makes a divestiture of a captive regional airline, as major airlines have done in the past.

Opportunities in the Air Cargo and Express Package Sector. We believe that our cost structure and business model may be successfully deployed in the burgeoning air cargo and express shipping sectors. Amazon.com and several of the largest integrated logistics companies, including United Parcel Service, Inc., FedEx Corporation and DHL International GmbH, utilize contractual arrangements similar to our capacity purchase agreements with regional air cargo carriers to service outlying areas. We intend to explore future regional air cargo opportunities.

Regulatory Relief. We actively support the efforts of trade organizations, industry leaders, policymakers and other airlines to encourage regulatory reforms related to the current shortage of qualified pilots, lowering the cost of pilot training and providing access to air service for small communities. While the regulatory reform agenda and policies of the current administration are not fully known, it is possible that favorable regulatory changes may take place. We believe that favorable regulatory changes by the current administration, were they to occur, could increase the number of qualified pilots, lower our operating costs and create incremental opportunities for us with our existing and other potential future major airline partners.

Aircraft Fleet

We fly only large regional jets manufactured by Bombardier and Embraer. Operating large regional aircraft allows us to enjoy operational, recruiting and cost advantages over other regional airlines that operate smaller regional aircraft.

The following table lists the aircraft we own and lease as of March 31, 2018:

Number of Aircraft
Type of Aircraft	Owned	Leased		Total	Passenger Capacity
E-175 Regional Jet	18	42	(1)	60	76
CRJ-900 Regional Jet	39	25		64	76/79
CRJ-700 Regional Jet	8	12		20	70
CRJ-200 Regional Jet	1	—		1	50

Total	66	79		145

(1)	These aircraft are owned by United and leased to us at nominal amounts.

The Bombardier and Embraer regional jets are among the quietest commercial jets currently available and offer many of the amenities of larger commercial jet aircraft, including flight attendant service, a stand-up cabin, overhead and under seat storage, lavatories and in-flight snack and beverage service. The speed of Bombardier and Embraer regional jets is comparable to larger aircraft operated by major airlines, and they have a range of approximately 1,600 miles and 2,100 miles, respectively. We do not currently have any existing arrangements with Bombardier or Embraer to acquire additional aircraft.

Route Network

As of March 31, 2018, we served              airports throughout the United States, Canada, Mexico and the Bahamas. Our flight schedules are structured to facilitate the connection of our passengers with the flights of our major airline partners at their hub airports and to maximize local and connecting service to other carriers. Under the American and United Capacity Purchase Agreements, market selection, pricing and yield management functions are performed by our respective major airline partners.

Capacity Purchase Agreements

Our capacity purchase agreements consist of the following:

•	Operation of CRJ-900 aircraft under the American Capacity Purchase Agreement; and

•	Operation of CRJ-700 and E-175 aircraft under the United Capacity Purchase Agreement.

The financial arrangement underlying the American and United Capacity Purchase Agreements includes a revenue-guarantee arrangement. Under the revenue-guarantee provisions of our capacity purchase agreements, our major airline partners pay us a fixed minimum monthly amount per aircraft under contract, plus additional amounts related to departures and block hours flown. We also receive direct reimbursement of certain operating expenses, including landing fees and insurance. Other expenses, including fuel and ground operations are directly paid to suppliers by our major airline partners. We are in good standing under and in material compliance with the terms of our capacity purchase agreements and enjoy good relationships with our major airline partners.

We benefit from our capacity purchase agreements and revenue guarantees because we are sheltered, to an extent, from some of the elements that cause volatility in airline financial performance, including variations in ticket prices, fluctuations in number of passengers and fuel prices. However, we do not benefit from positive trends in ticket prices (including ancillary revenue programs), the number of passengers enplaned or reductions in fuel prices. Our major airline partners retain all revenue collected from passengers carried on our flights. In providing regional flying under our capacity purchase agreements, we use the logos, service marks and aircraft paint schemes of our major airline partners.

The following table summarizes our ASMs flown and passenger revenue recognized under our capacity purchase agreements for the years ended September 30, 2016 and 2017, and the first quarter of fiscal 2018, respectively:

	Year ended September 30, 2016			Year ended September 30, 2017			Six Months Ended March 31, 2018
	Available Seat Miles	Contract Revenue	Contract Revenue per ASM	Available Seat Miles	Contract Revenue	Contract Revenue per ASM	Available Seat Miles	Contract Revenue	Contract Revenue per ASM
	(in thousands)			(in thousands)			(in thousands)
American	4,702,987	$366,911	$0.08	4,427,870	$354,614	$0.08		$	$
United	4,120,608	$202,462	$0.05	5,044,041	$264,084	$0.05		$	$

Total	8,823,595	$569,373	$0.06	9,471,911	$618,698	$0.07		$	$

American Capacity Purchase Agreement

As of March 31, 2018, we operated 64 CRJ-900 aircraft for American under the American Capacity Purchase Agreement. In exchange for providing flight services under the American Capacity Purchase Agreement, we receive a fixed monthly minimum amount per aircraft under contract plus certain additional amounts based upon the number of flights and block hours flown during each month. In addition, we may also receive incentives or incur penalties based upon our operational performance, including controllable on-time departures and controllable completion percentages. American also reimburses us for certain costs on an actual basis, including passenger liability and hull insurance and aircraft property taxes, all as set forth in the American Capacity Purchase Agreement. Other expenses, including fuel and certain landing fees, are directly paid to suppliers by American. In addition, American also provides, at no cost to us, certain ground handling and customer service functions, as well as airport-related facilities and gates at American hubs and cities where we operate.

Our American Capacity Purchase Agreement establishes minimum levels of flight operations. In prior periods, the FAA Qualification Standards have negatively impacted our ability to hire pilots at a rate sufficient to support required utilization levels, and, as a result, we have issued credits to American pursuant to the terms of the American Capacity Purchase Agreement. For our fiscal year ended September 30, 2017, and the six-month period ended March 31, 2018, we issued credits of approximately $5.9 million and $                     , respectively, under the American Capacity Agreement.

The American Capacity Purchase Agreement will terminate with respect to different tranches of aircraft between 2021 and 2025, unless otherwise extended or amended. American has the option to unilaterally extend the term of the American Capacity Purchase Agreement up to three times for one year each (on the same terms) with respect to certain aircraft by providing us prior written notice. The American Capacity Purchase Agreement is subject to termination prior to that date, subject to our right to cure, in various circumstances including:

•	If either American or we become insolvent, file for bankruptcy or fail to pay our debts as they become due, the non-defaulting party may terminate the agreement;

•	Failure by us or American to perform the covenants, conditions or provisions of the American Capacity Purchase Agreement, subject to 15 days’ notice and cure rights;

•	If we are required by the FAA or the DOT to suspend operations and we have not resumed operations within three business days, except as a result of an emergency airworthiness directive from the FAA affecting all similarly equipped aircraft, American may terminate the agreement;

•	If our controllable flight completion factor falls below certain levels for a specified period of time, subject to our right to cure; or

•	Upon a change in our ownership or control without the written approval of American.

In the event that American has the right to terminate the American Capacity Purchase Agreement, American may, in lieu of termination, withdraw up to an aggregate of 14 aircraft from service under the American Capacity Purchase Agreement. Upon any such withdrawal, American’s payments to us would be correspondingly reduced by the number of withdrawn aircraft.

As of March 31, 2018, American held 21.9% of our outstanding common stock (or 10.6% on a fully diluted basis). We entered into a Shareholders’ Agreement and an Investor Rights Agreement on March 1, 2011 with US Airways, Inc., which later assigned its rights and obligations thereunder by operation of law to American Airlines, Inc. following the merger of US Airways, Inc. and American Airlines, Inc. See “Certain Relationships and Related Party Transactions—Shareholders’ Agreement” and “Description of Capital Stock—Registration Rights.”

United Capacity Purchase Agreement

As of March 31, 2018, we operated 20 CRJ-700 and 60 E-175 aircraft for United under the United Capacity Purchase Agreement. In exchange for providing the flight services under the United Capacity Purchase Agreement, we receive a fixed monthly minimum amount per aircraft under contract plus certain additional amounts based upon the number of flights and block hours flown and the results of passenger satisfaction surveys. United also reimburses us for certain costs on an actual basis, including property tax per aircraft and passenger liability insurance. Other expenses, including fuel and certain landing fees, are directly paid to suppliers by United. We also receive a minimum profit margin based upon our operational performance. Under the United Capacity Purchase Agreement, United has purchased 42 of the 60 E-175 aircraft and leases them to us at nominal amounts. United reimburses us on a pass-through basis for all costs related to heavy airframe and engine maintenance, landing gear, APUs and component maintenance for the 42 E-175 aircraft owned by United.

The United Capacity Purchase Agreement permits United, subject to certain conditions, including the payment of certain costs tied to aircraft type, to terminate the agreement in its discretion, or remove aircraft from service, by giving us notice of 90 days or more. In February 2018, we mutually agreed with United to temporarily remove two aircraft from service under our United Capacity Purchase Agreement until we are able to fully staff flight operations. During the temporary removal, we agreed to pay the lease costs associated with the two E-175 aircraft, which totaled              as of March 31, 2018. If United elects to terminate the United Capacity Purchase Agreement in its entirety or permanently remove select aircraft from service, we are permitted to return any of the affected E-175 aircraft leased from United at no cost to us. In addition, if United removes any of our 18 owned E-175 aircraft from service at its direction, United would remain obligated to assume the debt with respect to such aircraft through the end of the term of the agreement.

Our United Capacity Purchase Agreement expires between June and December 2019 with respect to 34 CRJ-700 and E-175 aircraft, between January and August 2020 with respect to 15 E-175 aircraft, and between 2021 and 2028 with respect to 31 of our E-175 aircraft, subject to United’s early termination rights and right to extend (on the same terms) for a total of four additional two-year terms. We intend to work with United to extend the United Capacity Purchase Agreement with respect to these aircraft, but there can be no assurance that we will be able to extend the agreement at acceptable rates, on acceptable terms, or at all.

The United Capacity Purchase Agreement is subject to early termination under various circumstances including:

•	By United if certain operational performance factors fall below a specified percentage for a specified time, subject to notice under certain circumstances;

•	By United if we fail to perform the material covenants, agreements, terms or conditions of the United Capacity Purchase Agreement or similar agreements with United, subject to thirty (30) days’ notice and cure rights;

•	If either United or we become insolvent, file bankruptcy or fail to pay debts when due, the non-defaulting party may terminate the agreement; or

•	By United if we merge with, or if control of us is acquired by another air carrier or a corporation directly or indirectly owning or controlling another air carrier.

Maintenance and Repairs

A key element of our business and low-cost strategy is the responsible outsourcing of certain aircraft maintenance and other operating functions. We use competitive bidding among qualified vendors to procure these services on the best possible terms. In March 2014, August 2015 and January 2017, we entered into long-term maintenance contracts with AAR to provide fixed-rate parts procurement and component overhaul services for our aircraft fleet. Under these agreements, AAR provides maintenance and engineering services on any aircraft that we designate during the term of the agreement, along with access to spare parts inventory pool in exchange for a fixed monthly fee. Our agreements with AAR expire in 2026, unless earlier terminated for cause. We have not experienced difficulty obtaining spare parts on a timely basis for our aircraft fleet. As of September 30, 2017, $50.8 million of parts inventory was consigned to us by AAR under long-term contracts that is not reflected on our balance sheet.

In July 2012, we entered into a heavy check maintenance contract with Bombardier, to perform heavy check maintenance on our CRJ-700 and CRJ-900 aircraft, which extends through November 2020.

In July 2013, we entered into an engine maintenance contract with GE to perform heavy maintenance on certain CRJ-700 and CRJ-900 engines based on a fixed pricing schedule. The pricing may escalate annually in accordance with the GE Engine Services’ spare parts catalog for engines. The engine maintenance contract extends through 2024.

In 2014, we entered into a ten-year contract with Aviall to provide maintenance and repair services on the wheels, brakes and tires of our CRJ-700 and CRJ-900 aircraft. Under the agreement, we pay Aviall a fixed “cost per landing” fee for all landings of our aircraft during the term of the agreement, which fee is subject to annual adjustment based on increases in the cost of labor and component parts. As of September 30, 2017, $7.0 million of parts inventory was consigned to us by Aviall under long-term contracts that is not reflected on our balance sheet.

We entered into an engine maintenance contract with StandardAero, which became effective on June 1, 2015, to perform heavy maintenance on certain CRJ-700 and CRJ-900 engines based on a fixed pricing schedule. The pricing may escalate annually in accordance with the GE Engine Services’ spare parts catalog for engines. The engine maintenance contract extends through 2020.

Apart from our outsourcing of certain maintenance functions, we have a FAA mandated and approved maintenance program. Our maintenance technicians undergo extensive initial and recurrent training. Aircraft maintenance and repair consists of routine and non-routine maintenance, and work performed is divided into three general categories: line maintenance, heavy maintenance and component service.

Line maintenance consists of routine daily and weekly scheduled maintenance checks on our aircraft. We categorize our line maintenance into four stations and each line maintenance station is categorized by the scope and complexity of work performed. Line maintenance is performed in Dallas, Houston, Phoenix and Washington, D.C. and represents the majority of and most extensive maintenance we perform.

Major airframe maintenance checks consist of a series of more complex tasks that can take from one to four weeks to accomplish and typically are required approximately every              months. Engine overhauls and engine performance restoration events are quite extensive and can take two months. We maintain an inventory of spare engines to provide for continued operations during engine maintenance events. We expect to begin the initial planned engine maintenance overhauls on our new engine fleet approximately four to six years after the date of manufacture and introduction into our fleet, with subsequent engine maintenance every four to six years thereafter. Due to our current fleet size, we believe outsourcing all of our heavy maintenance, engine restoration and major part repair, is more economical than performing this work using our internal maintenance team.

Competition

We consider our competition to be those U.S. regional airlines that currently hold or compete for capacity purchase agreements with major airlines. Our competition includes, therefore, nearly every other domestic regional airline, including Air Wisconsin Airlines Corporation (“Air Wisconsin”); Endeavor (owned by Delta); Envoy, PSA and Piedmont (Envoy, PSA and Piedmont are owned by American); Horizon (owned by Alaska Air Group, Inc.); SkyWest Inc., parent of SkyWest Airlines, Inc. and ExpressJet Airlines, Inc. (collectively, “SkyWest”); Republic Airways Holdings Inc. (“Republic”); and Trans States Airlines, Inc. (“Trans States”). Our primary competitors are listed below:

Regional Airline(1)	2016 Passengers Enplaned	Ownership	Estimated Large Regional Aircraft in Service (greater than 50 seats)	Estimated Small Regional Aircraft in Service (50 seats or less)
SkyWest, parent of SkyWest Airlines and ExpressJet Airlines	53,518,235	Publicly traded	288	307

American Airlines Group, parent of PSA, Envoy and Piedmont regional airlines	26,161,882	Captive subsidiary of American	159	173

Republic	17,090,399	Private; majority owned by American, Delta and United	189	0

Trans States Holdings, parent of Compass, GoJet and Trans States regional airlines	14,688,699	Privately owned	110	51

Mesa Air Group	13,065,404	Publicly traded, following this transaction; 21.9% owned by American(2)	144	1

EndeavorAir	10,977,002	Captive subsidiary of Delta	93	50

HorizonAir	7,801,880	Captive subsidiary of Alaska	59	0

Air Wisconsin	5,395,587	Privately owned	0	65

CommutAir	1,341,379	Private, 40% owned by United	0	22

(1)	Certain smaller independent regional airlines with some code-share or capacity purchase relationships with major airlines have been excluded due to size.
(2)	Ownership reflected on a fully-diluted basis as of March 31, 2018. On a fully diluted basis, American’s ownership as of March 31, 2018 was 10.6%.

Major airlines typically offer capacity purchase arrangements to regional airlines on the basis of the following criteria: availability of labor resources; proposed contract economic terms; reliable and on-time flight operations; corporate financial resources including ability to procure and finance aircraft; customer service levels; and other factors.

Certain of our competitors are larger and have significantly greater financial and other resources than we do. Moreover, economic downturns, combined with competitive pressures, have contributed to a number of reorganizations, bankruptcies, liquidations and business combinations among major and regional carriers. The effect of economic downturns is somewhat mitigated by our reliance on capacity purchase agreements with revenue-guarantee provisions, but the renewal and continued profitability of these partnerships with our major airline partners is not guaranteed.

Aircraft Fuel

Our capacity purchase agreements provide that our major airline partners source, procure and directly pay third-party vendors for all fuel used in the performance of those agreements. Accordingly, we do not recognize fuel expenses or revenues for flying under our capacity purchase agreements and we face very limited exposure to fuel price fluctuations.

Insurance

We maintain insurance policies we believe are of types customary in the airline industry and as required by the DOT, lessors and other financing parties and our major airline partners under the terms of our capacity purchase agreements. The policies principally provide liability coverage for public and passenger injury; damage to property; loss of or damage to flight equipment; fire; auto; directors’ and officers’ liability; advertiser and media liability; cyber risk liability; fiduciary; workers’ compensation and employer’s liability; and war risk (terrorism). Although we currently believe our insurance coverage is adequate, we cannot assure you that the amount of such coverage will not be changed or that we will not be forced to bear substantial losses from accidents.

Employees

As of March 31, 2018, we employed approximately 3,220 employees, consisting of 1,268 pilots or pilot recruits, 1,162 flight attendants, 67 flight dispatchers, 261 mechanics and 3,250 employees in administrative roles. Our continued success is partly dependent on our ability to continue to attract and retain qualified personnel. We have never been the subject of a labor strike or labor action that materially impacted our operations.

FAA regulations require pilots to have an ATP license with specific ratings for the aircraft to be flown, and to be medically certified as physically fit to fly. FAA and medical certifications are subject to periodic renewal requirements including recurrent training and recent flying experience. Mechanics, quality-control inspectors, and flight dispatchers must be certificated and qualified for specific aircraft. Flight attendants must have initial and periodic competency training and qualification. Training programs are subject to approval and monitoring by the FAA. Management personnel directly involved in the supervision of flight operations, training, maintenance, and aircraft inspection must also meet experience standards prescribed by FAA regulations. All safety-sensitive employees are subject to pre-employment, random, and post-accident drug testing.

The airline industry has from time to time experienced a shortage of qualified personnel, particularly with respect to pilots and maintenance technicians. In addition, as is common with most of our competitors, we have faced considerable turnover of our employees. Regional airline pilots, flight attendants and maintenance technicians often leave to work for larger airlines, which generally offer higher salaries and better benefit programs than regional airlines are financially able to offer. During fiscal 2017, we experienced higher than average turnover as a result of pilot wage increases at certain other regional air carriers and expanded hiring by major carriers. Should the turnover of employees, particularly pilots, sharply increase, the result will be significantly higher training costs than otherwise would be necessary and we may need to request a reduced flight schedule with our major airline partners, which may result in operational performance penalties under our capacity purchase agreements. We cannot assure you that we will be able to recruit, train and retain the qualified employees that we need to carry out our expansion plans or replace departing employees.

As of March 31, 2018, approximately 75.8% of our employees were represented by labor unions under collective-bargaining agreements, as set forth below. No other employees of ours or our subsidiaries are parties to any other collective bargaining agreement or union contracts.

Employee Groups	Number of Employees	Representative	Labor Agreement Expiration
Pilots	1,268	Air Line Pilots Association (ALPA)	7/13/2021	(1)
Flight Attendants	1,162	Association of Flight Attendants (AFA-CWA)	10/1/2021	(2)
Dispatchers	67	N/A
Mechanics	261	N/A
Administrative	3,250	N/A

(1)	On July 13, 2017, our pilots ratified a new 4-year collective bargaining agreement.
(2)	On October 1, 2017, our flight attendants also ratified a new 4-year collective bargaining agreement.

The RLA governs our relations with labor organizations. Under the RLA, the collective bargaining agreements generally do not expire, but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, they must notify the other party in the manner agreed to by the parties. Under the RLA, after receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the NMB to appoint a federal mediator. The RLA prescribes no set timetable for the direct negotiation and mediation process. It is not unusual for those processes to last for many months, and even for a few years. If no agreement is reached in mediation, the NMB in its discretion may declare at some time that an impasse exists, and if an impasse is declared, the NMB proffers binding arbitration to the parties. Either party may decline to submit to arbitration. If arbitration is rejected by either party, a 30-day “cooling off” period commences. During that period (or after), a Presidential Emergency Board (“PEB”) may be established, which examines the parties’ positions and recommends a solution. The PEB process lasts for 30 days and is followed by another “cooling off” period of 30 days. At the end of a “cooling off” period, unless an agreement is reached or action is taken by Congress, the labor organization may strike and the airline may resort to “self-help,” including the imposition of any or all of its proposed amendments and the hiring of new employees to replace any striking workers. Congress and the President have the authority to prevent “self-help” by enacting legislation that, among other things, imposes a settlement on the parties. The table above sets forth our employee groups and status of the collective bargaining agreements.

Safety and Security

We are committed to the safety and security of our passengers and employees. We have taken many steps, both voluntarily and as mandated by governmental authorities, to increase the safety of our operations. Some of the safety and security measures we have taken with our major airline partners include: aircraft security and surveillance, positive bag matching procedures, enhanced passenger and baggage screening and search procedures, and securing of cockpit doors. We are committed to complying with future safety and security requirements.

Our ongoing focus on safety relies on training our employees to proper standards and providing them with the tools and equipment they require so they can perform their job functions in a safe and efficient manner. Safety in the workplace targets several areas of our operation including: dispatch, flight operations and maintenance.

The TSA and the U.S. Customs and Border Protection, each a division of the U.S. Department of Homeland Security, are responsible for certain civil aviation security matters, including passenger and baggage screening at U.S. airports, and international passenger prescreening prior to entry into or departure from the U.S. international flights are subject to customs, border, immigration and similar requirements of equivalent foreign governmental agencies. We are currently in compliance with all directives issued by such agencies. We maintain active, open lines of communication with the TSA at all of our locations to ensure proper standards for security of our personnel, equipment and facilities are exercised throughout the operation.

Facilities

In addition to aircraft, we have office and maintenance facilities to support our operations. Each of our facilities are summarized in the following table:

Type	Location	Ownership	Approximate Square Feet
Corporate Headquarters	Phoenix, Arizona	Leased	33,770
Office, Hangar and Warehouse	El Paso, Texas	Leased	31,292
Warehouse	Dulles, Washington	Leased	1,475
Hangar	Houston, Texas	Leased	74,524
Parts/Stores	Phoenix, Arizona	Leased	12,000
Training Center	Phoenix, Arizona	Leased	23,783
Hangar	Phoenix, Arizona	Leased	22,467
Warehouse	Tucson, Arizona	Leased	4,676
Warehouse	Dallas, Texas	Leased	3,420
Hangar	Dulles, Washington	Leased	27,235
Crew Lounge	Louisville, Kentucky	Leased	1,171
Crew Lounge	Dulles, Washington	Leased	1,834

Our corporate headquarters and training facilities in Phoenix, Arizona are subject to long-term leases expiring on November 30, 2025 and May 31, 2025, respectively.

We believe our facilities are suitable and adequate for our current and anticipated needs.

Foreign Ownership

Under DOT regulations and federal law, we must be owned and controlled by U.S. citizens. The restrictions imposed by federal law and regulations currently require that at least 75% of our voting stock must be owned and controlled, directly and indirectly, by persons or entities who are U.S.

citizens, as defined in the Federal Aviation Act, that our president and at least two-thirds of the members of our Board of Directors and other managing officers be U.S. citizens, and that we be under the actual control of U.S. citizens. In addition, at least 51% of our total outstanding stock must be owned and controlled by U.S. citizens and no more than 49% of our stock may be held, directly or indirectly, by persons or entities who are not U.S. citizens and are from countries that have entered into “open skies” air transport agreements with the U.S. which allow unrestricted access between the United States and the applicable foreign country and to points beyond the foreign country on flights serving the foreign country. We are currently in compliance with these ownership provisions. As of March 31, 2018, there were              outstanding warrants to purchase shares of our common stock, with an exercise price of $0.01 per share, held by persons who are not U.S. citizens. The warrants are not exercisable in violation of the restrictions imposed by federal law requiring that no more than 24.9% of our stock be voted, directly or indirectly, or controlled by persons who are not U.S. citizens. For a discussion of the procedures we instituted to ensure compliance with these foreign ownership rules, see “Description of Capital Stock—Anti-Takeover Provisions of Our Articles of Incorporation, Bylaws and Nevada Law—Limited Ownership and Voting by Foreign Owners.”

Government Regulation

Aviation Regulation

The DOT and FAA have regulatory authority over air transportation in the United States. The DOT has authority to issue certificates of public convenience and necessity, exemptions and other economic authority required for airlines to provide domestic and foreign air transportation. International routes and international code-sharing arrangements are regulated by the DOT and by the governments of the foreign countries involved. A U.S. airline’s ability to operate flights to and from international destinations is subject to the air transport agreements between the United States and the foreign country and the carrier’s ability to obtain the necessary authority from the DOT and the applicable foreign government.

The U.S. government has negotiated “open skies” agreements with many countries, which allow broad access between the United States and the applicable foreign country. With certain other countries, however, the United States has a restricted air transportation agreement. Our international flights to Mexico are governed by a recently implemented liberalized bilateral air transport agreements which the DOT has determined has all of the attributes of an “open skies” agreement. Our flights to Canada and the Bahamas are governed by bilateral air transport agreements between the United States and such countries. Changes in U.S., Mexico, Canadian or Bahamian aviation policies could result in the alteration or termination of the corresponding air transport agreement, diminish the value of our international route authorities or otherwise affect our operations to/from these countries.

The FAA is responsible for regulating and overseeing matters relating to the safety of air carrier flight operations, including the control of navigable air space, the qualification of flight personnel, flight training practices, compliance with FAA airline operating certificate requirements, aircraft certification and maintenance requirements and other matters affecting air safety. The FAA requires each commercial airline to obtain and hold an FAA air carrier certificate. We currently hold an FAR-121 air carrier certificate.

Airport Access

Flights at three major domestic airports are regulated through allocations of landing and takeoff authority (i.e., “slots” and “operating authorizations”) or similar regulatory mechanisms, which limit take-offs and landings at those airports. Each slot represents the authorization to land at or take off from the particular airport during a specified time period. In the United States, the FAA currently regulates the allocation of slots, slot exemptions, operating authorizations or similar capacity allocation mechanisms at two of the airports we serve, Ronald Reagan Washington National Airport (DCA) in Washington, D.C. and New York’s LaGuardia Airport (LGA). In addition, John Wayne Airport (SNA) in Orange County, California, has a locally imposed slot system. Our operations at these airports generally require the allocation of slots or analogous regulatory authorizations, which are obtained by our major airline partners.

Consumer Protection Regulation

The DOT also has jurisdiction over certain economic issues affecting air transportation and consumer protection matters, including unfair or deceptive practices and unfair methods of competition, lengthy tarmac delays, air carriers, airline advertising, denied boarding compensation, ticket refunds, baggage liability, contracts of carriage, customer service commitments, customer complaints and transportation of passengers with disabilities. The DOT frequently adopts new consumer protection regulations, such as rules to protect passengers addressing lengthy tarmac delays, chronically delayed flights, capacity purchase disclosure and undisclosed display bias, and is reviewing new guidelines to address the transparency of airline non-ticket fees and refunding baggage fees for delayed checked baggage. The DOT also has authority to review certain joint venture agreements, code-sharing agreements (where an airline places its designator code on a flight operated by another airline) and wet-leasing agreements (where one airline provides aircraft and crew to another airline) between carriers and regulates other economic matters such as slot transactions.

Environmental Regulation

We are subject to various federal, state, local and foreign laws and regulations relating to environmental protection matters. These laws and regulations govern such matters as environmental reporting, storage and disposal of materials and chemicals and aircraft noise. We are, and expect in the future to be, involved in various environmental matters and conditions at, or related to, our properties. We are not currently subject to any environmental cleanup orders or actions imposed by regulatory authorities. We are not aware of any active material environmental investigations related to our assets or properties.

Other Regulations

Airlines are also subject to various other federal, state, local and foreign laws and regulations. For example, the U.S. Department of Justice has jurisdiction over certain airline competition matters. Labor relations in the airline industry are generally governed by the RLA. The privacy and security of passenger and employee data is regulated by various domestic and foreign laws and regulations.

The U.S. government and foreign governments may consider and adopt new laws, regulations, interpretations and policies regarding a wide variety of matters that could directly or indirectly affect our results of operations. We cannot predict what laws, regulations, interpretations and policies might be considered in the future, nor can we judge what impact, if any, the implementation of any of these proposals or changes might have on our business.

Legal Proceedings

We are subject to commercial and employment litigation claims and to administrative and regulatory proceedings and reviews. We currently believe that the ultimate outcome of such claims, proceedings and reviews will not, individually or in the aggregate, have a material adverse effect on our financial position, liquidity or results of operations. Additionally, from time to time we are subject to legal proceedings and regulatory oversight in the ordinary course of our business.

MANAGEMENT

The following table provides information regarding our executive officers and directors as of March 31, 2018:

Name	Age	Position(s)
Executive Officers and Employee Directors
Jonathan G. Ornstein	61	Chairman of the Board and Chief Executive Officer
Michael J. Lotz	58	President and Chief Financial Officer
Brian S. Gillman	49	Executive Vice President, General Counsel and Secretary
Michael L. Ferverda	74	Chief Operating Officer
Non-Employee Directors
Daniel J. Altobello(2)(3)	77	Director
Ellen N. Artist(1)	62	Director
Mitchell Gordon(1)	61	Director
Dana J. Lockhart(1)	71	Director
G. Grant Lyon(2)(3)	55	Director
Giacomo Picco	41	Director
Harvey Schiller(2)	79	Director
Don Skiados(3)	72	Director

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance/Nominating Committee.

The following are brief biographies for each current executive officer and employee director and each non-employee director. When we refer to any of such persons’ service, to our company we are referring to service to Mesa Air Group, Inc. as well as our wholly owned subsidiaries, Mesa Airlines and MAG-AIM.

Executive Officers and Employee Directors

Jonathan G. Ornstein serves as our Chairman and Chief Executive Officer, and has been with us since being named President in 1998, and Chairman of the board in 1999. Mr. Ornstein co-founded Virgin Express S.A./N.V., an airline in Brussels, Belgium, where he served as chief executive officer and chairman from 1995 until 1999. In 1994, Mr. Ornstein served as chief executive officer of Continental Express, and was later named senior vice president of airport services for Continental Airlines. Mr. Ornstein’s first tenure with us was from 1988 to 1994, serving as our Executive Vice President and President of our then-wholly owned subsidiary. Mr. Ornstein began his career in aviation in 1986 with AirLA, a commuter airline in Los Angeles. Mr. Ornstein attended the University of Pennsylvania.

Michael J. Lotz serves as our President and Chief Financial Officer, and has been with us since 1998, serving as President since 2000. In 1999, Mr. Lotz was named our Chief Operating Officer and served as Chief Financial Officer during that time, after joining us in 1998 as a consultant. From 1995 to 1998, Mr. Lotz worked with Mr. Ornstein, first at Continental Express as senior director of purchasing, later as vice president of airport operations, and then at Virgin Express S.A./N.V.in Brussels as chief operating officer, where the two eventually took the company public. From 1987 to 1995, Mr. Lotz served in various roles at Continental Airlines, ultimately serving as senior director of contract services and airport administration. Mr. Lotz received a B.B.A in financial accounting from Iona College.

Brian S. Gillman has served as our Executive Vice President, General Counsel and Secretary since 2013. From February 2011 to September 2013, Mr. Gillman served as executive vice president and general counsel at Global Aviation Holdings Inc. From 2001 to February 2011, Mr. Gillman served as our Executive Vice President and General Counsel. From 1996 to 2001, Mr. Gillman was vice president, general counsel and secretary at Vanguard Airlines, Inc. in Kansas City, Missouri. From 1994 to 1996, Mr. Gillman practiced corporate and securities law at Stinson, Mag & Fizzell, P.C. (now known as Stinson Leonard Street LLP) in Kansas City, Missouri. Mr. Gillman received his J.D. and B.B.A. in accounting from the University of Iowa.

Michael L. Ferverda serves as our Chief Operating Officer, and has served in a wide range of capacities across our senior management team. From 2007 to 2009, Mr. Ferverda served as chief operating officer, director of operations and chief pilot of Kunpeng Airlines, which was, at the time, our joint venture with Shenzhen Airlines, in China. Mr. Ferverda previously served as president of Freedom Airlines in 2002 and senior vice president of West Coast operations in February 2003. From 1973 to 1989, after serving as an aviator in the United States Navy, Mr. Ferverda was a pilot for Eastern Airlines. Mr. Ferverda received a B.A. in political science from Indiana University.

Non-Employee Directors

Daniel J. Altobello has served as a member of our Board of Directors since January 1998. Mr. Altobello is the retired director and chairman of Onex Food Services, Inc., the parent corporation of Caterair International, Inc., and LSG/SKY Chefs. From 1989 to 1995, Mr. Altobello served as chairman, president and chief executive officer of Caterair International Corporation. From 1979 to 1989, he held various managerial positions with the food service management and in-flight catering divisions of Marriott Corporation, including executive vice president of Marriott Corporation and president of Marriott Airport Operations Group. Mr. Altobello began his management career at Georgetown University as vice president of administration services. He is a member of the board of directors of Arlington Asset Investment Corporation (NYSE: AI), DiamondRock Hospitality Company (NYSE: DRH), Northstar Healthcare Income Inc. (NYSE: NSAM), and Mancini Holdings. Mr. Altobello also serves as a trustee of Loyola Foundation, Inc. Mr. Altobello is a member of the Compensation Committee and the Corporate Governance/Nominating Committee. We believe Mr. Altobello is qualified to serve on our Board of Directors due to his experience in the air transportation industry and his general and airline business experience.

Ellen N. Artist has served as a member of our Board of Directors since March 2011. Ms. Artist has more than 35 years of experience in aviation finance as a bankruptcy trustee, financial advisor, financial principal and commercial lender. Ms. Artist led the out-of-court restructuring of lease and loan obligations for both Independence Air and American Airlines. During the course of her career, Ms. Artist has been involved in more than $10 billion in aviation, debt, equity and lease placements. Ms. Artist was formerly a founding partner at both The Seabury Group, LLC, from 1996 to 2002, and Sky Works Capital, LLC, from 2002 to 2005, two investment banking boutiques specializing in aviation activities. Other areas of expertise for Ms. Artist include claims resolution, trust accounting, litigation and interaction with counsel. Ms. Artist is a graduate of Northwestern University with a B.A. in Economics and received an M.B.A. with distinction from New York University. Ms. Artist is the chair of the Audit Committee. We believe Ms. Artist is qualified to serve on our Board of Directors due to her experience in the aviation industry, her financial expertise and general business expertise.

Mitchell Gordon has served as a member of our Board of Directors since March 2011. Mr. Gordon has more than 30 years of experience in transportation, finance and general business management. He is the chief executive officer of Edition Capital Partners, a merchant banking firm. He was the president and chief financial officer of Cambridge Capital Acquisition Corporation (Nasdaq: CAMB), a special purpose acquisition company that focused on supply chain, logistics and transportation companies, from 2013 to 2015. Mr. Gordon served as president of Morpheus Capital Advisors, a leading merchant banking firm serving middle market companies, from 2003 to 2013. From 1998 to 2000, Mr. Gordon served as chief financial officer, executive vice president and a member of the Office of the President of Interpool (NYSE: IPX), one of the world’s largest lessors of transportation equipment. Prior to joining Interpool, Mr. Gordon founded and was president of Atlas Capital Partners from 2000 to 2003 and was managing director and co-head of Salomon Smith Barney’s transportation investment banking group. Mr. Gordon’s background also includes serving as senior vice president and head of the transportation and automotive groups at Furman Selz as well as vice president of investment banking at Needham & Company. Mr. Gordon has served on the boards of Interpool, Indigo Aviation (NSE: INDIGO), Merchants Fleet and Almedica, Inc. He has served on numerous nonprofit boards and is currently the chair of the Hunter College Community Advisory Board. Mr. Gordon holds a B.S.B.A. from Washington University and an M.B.A. from Harvard Business School. Mr. Gordon is a member of the Audit Committee. We believe Mr. Gordon is qualified to serve on our Board of Directors due to his experience in the transportation industry, his financial expertise and his general business experience.

Dana J. Lockhart has served as a member of our Board of Directors since March 2011. Mr. Lockhart is an independent contractor offering advisory services in financing and procurement of civil aircraft, capital markets and in- and out-of-court restructuring. Mr. Lockhart joined Lockheed Corporation while in college and in 1979 became a founding executive of Lockheed Finance Corporation. In 1982, he was recruited to develop and manage Fairchild Industries’ new captive subsidiary responsible for sales financing of the company’s regional aircraft. In 1987, Mr. Lockhart joined Airbus Americas as a sales finance negotiator, assuming management of the sales finance team in 1989. Mr. Lockhart was promoted to chief financial officer of Airbus Americas in 2002. Between 2008 and 2009, he led the capital markets function of GMT Global Republic Aviation. Since 2009, Mr. Lockhart has provided financial consulting services through his company DJL Advisors, LLC. Mr. Lockhart holds a B.S.B.A. in business administration from California State University and an M.B.A. from Pepperdine University. Mr. Lockhart is a member of the Audit Committee. We believe Mr. Lockhart is qualified to serve on our Board of Directors due to his experience in our industry with airlines and aircraft manufactures.

G. Grant Lyon has served as a member of our Board of Directors since March 2011. Mr. Lyon has more than 20 years of distressed management experience and has served as a financial advisor for numerous corporate restructuring engagements. Mr. Lyon’s expertise includes out-of-court restructuring, claims analysis, securities valuation, debtor-in-possession financing, solvency analysis, litigation support and serving as a liquidation trustee. From 2006 to 2015, he was the managing director of Odyssey Capital Group, LLC, a financial advisory firm. From 2015 to 2017, he served as a consultant for KRyS Global USA, a fraud investigation, dispute resolution and corporate recovery firm. Since January 2018, he has served as the managing director of Atera Capital. Lyon holds a B.S. in accounting and an M.B.A. from Brigham Young University and is a Certified Public Accountant. Mr. Lyon is a member of the Compensation Committee and the Corporate Governance/Nominating Committee. We believe Mr. Lyon is qualified to serve on our Board of Directors due to his financial expertise and general business experience.

Giacomo Picco has served as a member of our Board of Directors since August 2016. He is a partner at Sound Point Capital Management LP (“Sound Point”), an asset management firm specializing in credit strategies, where he serves as co-portfolio manager of the Strategic Capital Fund and head of corporate solutions for the firm. He focuses on sourcing and structuring directly originated loans for companies requiring immediate liquidity or complex financing solutions. Mr. Picco also serves as a member of the investment committee for the Sound Point Beacon Fund and the Sound Point Credit Opportunities Fund. Prior to joining Sound Point, Mr. Picco was a partner at KS Management Corp., an event-driven hedge fund, from 2005 to 2014. Before becoming a partner there, Mr. Picco served as co-head of research. From 2001 to 2002, Mr. Picco was an associate at the Carlyle Group (Nasdaq: CG), where he worked on leveraged buyout transactions. From 1991 to 2001, he worked at Lazard Fréres & Co. as a banker in their mergers and acquisitions group. Mr. Picco also serves on the board of directors of OmniMax International, Inc. and was appointed to be the independent non-executive chairman of Seismic Library Enterprises LLC, which operates a seismic mapping library, by Morgan Stanley Smith Barney. Mr. Picco serves as a guest lecturer for Columbia Business School’s Value Investing Program and for its Private Equity Program. He serves on the investment committee for the Resurrection Episcopal Day School in New York City. Mr. Picco holds a B.A. from Columbia University and an M.B.A. from Harvard Business School. We believe Mr. Picco is qualified to serve on our Board of Directors due to his financial expertise and general business experience.

Brigadier General Harvey Schiller, USAF, Ret., has served as a member of our Board of Directors since March 2011. He has a varied history of experience that includes a decorated military career as a pilot to various leadership positions in business and sports. Mr. Schiller previously served as the president of Turner Sports (from 1994 to 2000), the Atlanta Thrasher NHL Club (from 1997 to 2000), executive director of the U.S. Olympic Committee (from 1990 to 1994), commissioner of the Southeastern Conference (from 1986 to 1990), and chairman of the security company Global Options Group (from 2004 to 2012). He has served on the national board of directors for the Boys and Girls Clubs and as director of IDT Corporation. Mr. Schiller was appointed as permanent professor at the United States Air Force Academy and the White House Commission on Presidential Scholars. Mr. Schiller is a graduate of The Citadel and earned a PhD in Chemistry from the University of Michigan. We believe Mr. Schiller is qualified to serve on our Board of Directors due to his extensive general business experience.

Don Skiados has served as a member of our Board of Directors since March 2011. Mr. Skiados is currently the president of Leadership Communication & Training (“LCT”), an aviation industry consulting company with a focus on advising boards of directors on proper governance procedures, management and labor relations and strategic planning. Prior to retiring in June 2009, Mr. Skiados served as the executive director of the Air Line Pilots Association (“ALPA”), the world’s largest pilots’ union. He had previously served as the ALPA’s director of communication and was continuously employed by ALPA for 40 years. Mr. Skiados is the recipient of the Paul Whalen Education Award for his role in the formation of the Council on Aviation Accreditation (“CAA”, now known as the Aviation Accreditation Board International (“AABI”)) and the Richard W. Taylor Industry Award, which is presented annually to a member of AABI who volunteers time and effort to further the goals of that organization. Mr. Skiados has successfully completed the Wharton Executive Development Program at the Wharton School, University of Pennsylvania, and attended the University of Maryland. Mr. Skiados serves as Chair of the Corporate Governance/Nominating Committee. We believe Mr. Skiados is qualified to serve on our Board of Directors due to his corporate governance expertise, labor and management expertise and general and airline business experience.

Board Composition

Our business and affairs are managed under the direction of our Board of Directors. The number of directors will be fixed by our Board of Directors, subject to the terms of our amended and restated articles of incorporation and amended and restated bylaws that will become effective immediately prior to the completion of this offering. Our Board of Directors is presently comprised of nine members.

If authorized by a resolution of our Board of Directors, directors may be elected to fill any vacancy on the Board of Directors, regardless of how such vacancy shall have been created. Newly created directorships, resulting from any increase in the number of authorized directors, or from any vacancy in the Board of Directors, may be filled only by a majority vote of the directors then in office, though less than a quorum, or by the sole remaining director, or, to the extent required by the amended and restated articles of incorporation or if there are no directors, by the shareholders, and directors so chosen shall hold office until such director’s successor shall have been duly elected and qualified. No decrease in the number of authorized directors shall shorten the term of any incumbent director.

Director Independence

With the assistance of legal counsel, the Board of Directors has determined that each of the members of the Board of Directors, except Mr. Ornstein, is currently an “independent director” for purposes of the Nasdaq Listing Rules and Rule 10A-3(b)(1) under the Exchange Act, as the term applies to membership on the Board of Directors and the various committees of the Board. Nasdaq’s independence definition includes a series of objective tests, such as that the director has not been our employee within the past three years and has not engaged in various types of business dealings with us. In addition, as further required by Nasdaq rules, our Board of Directors has made an affirmative subjective determination as to each independent director that no relationships exist which, in the opinion of our Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our Board of Directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities as they may relate to us and our management. On an annual basis, each director and executive officer is obligated to complete a director and officer questionnaire that requires disclosure of any transactions with us in which the director or officer, or any member of his or her family, has a direct or indirect material interest.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Committees

Our Board of Directors has established the following committees to assist the Board of Directors in discharging its responsibilities: an Audit Committee, a Compensation Committee and a Corporate Governance/Nominating Committee. The composition of each committee is determined by our Board of Directors, after consultation with the Chairman/Chief Executive Officer and the Corporate Governance/Nominating Committee. The composition and responsibilities of each committee are described below.

Audit Committee

Our Audit Committee oversees all aspects of our control, reporting and audit functions, with a particular focus on the qualitative aspects of financial reporting to shareholders and on our processes for the management of business and financial risk and for compliance with significant applicable legal, ethical and regulatory requirements. Among other matters, the Audit Committee:

•	facilitates communication between the independent registered public accountants, members of senior management, our internal audit function and our Board of Directors;

•	reviews, assesses and reports to the board on the independence of the registered public accountant, and maintains an active dialogue with the independent registered public accountant;

•	receives reports from senior management regarding the internal audit function and relays this information directly to the board;

•	evaluates and assesses significant risks or exposures and ensures that the yearly audit plan addresses such risks;

•	reviews and coordinates audit efforts to ensure completeness of coverage and effective use of audit resources;

•	considers and reviews with the internal audit function and independent registered public accountants issues relating to the internal audit plan;

•	meets four times per year or more frequently as circumstances may require;

•	meets at least annually with the independent registered public accountant, the internal audit function and management, including the Chief Financial Officer, in separate executive sessions to discuss matters privately with the Audit Committee;

•	reviews the audited financial statements and considers the matters required to be discussed by Statement of Accounting Standards No. 14 and Rule 2-07 of Regulation S-X; and

•	reports periodically to the Board of Directors on significant results of the foregoing activities.

The current members of our Audit Committee are Ellen N. Artist, who is the chair of the committee, Mitchell Gordon and Dana J. Lockhart. Pursuant to the Audit Committee charter, committee membership shall consist of at least three board members, all of whom qualify as independent within the meaning of our corporate governance guidelines and satisfy the independence requirements of the Nasdaq Listing Rules and Rule 10A-3(b)(1) under the Exchange Act. Our Audit Committee charter also requires members to have financial literacy and familiarity with fundamental financial statements that would allow them to understand key business and financial controls in the primary industries in which we operate. Our board has determined that Ms. Artist is an Audit Committee financial expert as defined under the applicable rules of the SEC and has the requisite financial sophistication as defined under the applicable rules and regulations of FINRA, and the remaining Audit Committee members are independent directors as defined under the applicable rules and regulations of the SEC and FINRA. The Audit Committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq Global Select Market. Pursuant to Rule 10A-3 of the Exchange Act, our Audit Committee will consist of at least one board member that is independent upon the effectiveness of our registration statement of which this prospectus forms a part, a majority of members that are independent within 90 days thereafter and all members that are independent within one year thereafter.

Compensation Committee

Our Compensation Committee carries out the Board of Directors’ overall responsibility relating to executive compensation. Among other matters, the Compensation Committee:

•	assists the board in developing and evaluating potential candidates for executive positions and oversees the development of executive succession plans;

•	reviews and approves annually the corporate goals and objectives regarding compensation for the Chief Executive Officer;

•	reviews and approves annually the evaluation process and compensation structure for our officers, including salary, bonus, incentive and equity compensation for our senior officers, while providing oversight of management’s decisions in this area;

•	reviews our incentive compensation and other equity plans and recommends changes to the board as needed; and

•	maintains regular contact with our leadership.

The current members of our Compensation Committee are Harvey Schiller, who is the chair of the committee, Daniel J. Altobello and G. Grant Lyon.

Pursuant to our Compensation Committee charter, members of the Compensation Committee will consist of a minimum of three directors, and all such members will be independent directors and satisfy the applicable independence requirements of the Nasdaq Listing Rules. Members of the committee will be appointed and removed by the board in the board’s discretion, and the committee must be composed of a majority of independent directors within 90 days from the date our common stock is listed on the Nasdaq Global Select Market and entirely of independent directors within one year from the date our common stock is listed on the Nasdaq Global Select Market. Our Board of Directors has affirmatively determined that each of Messrs. Schiller, Altobello and Lyon meets the definition of “independent director” for purposes of the listing rules and is and will be a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act, and an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended.

Corporate Governance/Nominating Committee

Our Corporate Governance/Nominating Committee assists our Board of Directors in identifying qualified individuals to become board members, nominates directors to serve on and to chair the board committees, and recommends to the board any improvements to our corporate governance guidelines as it deems appropriate. The committee also assists the Board of Directors in continuing education, new director orientation, assessment of board effectiveness and strategic planning. Among other matters, the Corporate Governance/Nominating Committee:

•	leads the search for individuals qualified to become members of the board by making its own inquiries and receiving suggestions from other directors, shareholders, and other sources;

•	retains and a search firm to assist in searching for a director and approves their fees;

•	evaluates the suitability of potential nominees for membership on the board;

•	recommends to the Board of Directors the number and names of proposed nominees for election as director at the annual meeting of shareholders, as well as naming individuals to fill a vacancy on the board;

•	monitors trends and best practices in corporate governance and reviews our corporate governance guidelines, and recommends changes to corporate governance guidelines when necessary;

•	annually reviews and makes recommendations to the Board of Directors regarding its process for evaluating the effectiveness of the Board of Directors and its committees;

•	periodically reviews and makes recommendations to the board regarding strategic initiatives and new director orientation and director continuing education; and

•	annually recommends to the Board of Directors, following the annual meeting of shareholders, committee membership and chairs, and reviews periodically with the Board of Directors its committee rotation practices.

The current members of our Corporate Governance/Nominating Committee are Don Skiados, who is the chair of the committee, Daniel J. Altobello and G. Grant Lyon.

Pursuant to our Corporate Governance/Nominating Committee charter, the committee shall consist of at least three directors. The members of the Corporate Governance/Nominating Committee and its chair shall be appointed by the Board of Directors, and may be removed by the Board of Directors at its discretion. All members of the Corporate Governance/Nominating Committee charter shall, in the board’s judgment, meet the applicable independence requirements of the Nasdaq Listing Rules. In order for our Corporate Governance/Nominating Committee to continue to make recommendations or determinations with respect to the composition of our Board of Directors, the committee must be composed of a majority of independent directors within 90 days from the date our common stock is listed on the Nasdaq Global Select Market and entirely of independent directors within one year from the date our common stock is listed on the Nasdaq Global Select Market. Our Board of Directors has affirmatively determined that each of Messrs. Skiados, Altobello and Lyon meets definition of “independent director” for purposes of the Nasdaq Listing Rules.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has at any time during the past year been an officer or employee of ours. None of our executive officers currently serves or in the past year has served as a member of the Board of Directors or Compensation Committee of any entity that has one or more executive officers serving on our board or Compensation Committee.

Director Compensation

Fees. The following fees were paid to our non-employee directors during fiscal year 2017. Directors who are our full-time employees receive no additional compensation for serving as directors. Board members also are reimbursed for all expenses associated with attending board or committee meetings.

Annual retainer	$20,000
Quarterly fee	$8,750
Fee for each board meeting	$1,500
Fee for each telephonic board meeting	$750
Compensation Committee Chair retainer	$10,000
Nominating/Corporate Governance Chair retainer	$10,000
Audit Committee Chair retainer	$15,000

Additionally, members of our committees receive $1,500 for each in-person meeting and $750 for each telephonic meeting.

Equity Awards. Equity awards are made to our non-employee directors on an annual basis. The types and amounts of such awards are set by the Compensation Committee. During fiscal year 2017, each non-employee director received a combination of restricted stock and SARs in the aggregate amount of $74,700.

Other benefits. As is common in the airline industry, we provide flight benefits to members of our Board of Directors, whereby each non-employee director and certain family members of directors receive free or reduced-fare travel on our major airline parnters at no cost to us or the director. We believe that the directors’ use of free air travel is “de minimis” and did not maintain any records of non-employee directors’ travel during fiscal year 2017.

Director Compensation Table

The following table sets forth information regarding compensation earned by the non-employee directors during the fiscal year ended September 30, 2017.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Total ($)
Daniel J. Altobello	75,250	74,700	149,950
Ellen N. Artist	82,250	74,700	156,950
Mitchell Gordon	70,000	74,700	144,700
Dana J. Lockhart	68,500	74,700	143,200
G. Grant Lyon	73,750	74,700	148,250
Giacomo Picco(2)	—	—	—
Harvey Schiller	80,000	74,700	154,700
Don Skiados	80,000	74,700	154,700

(1)	Represents the aggregate grant date fair value of restricted stock and SARs awarded to each non-employee director during fiscal year 2017.
(2)	Mr. Picco became a paid board member in January 2018.

Code of Conduct and Ethics

Our Board of Directors has adopted a code of conduct and ethics. The code of conduct and ethics applies to all of our officers and employees as well as all members of the Board of Directors and all subsidiaries. The code of conduct and ethics will be available in the Corporate Governance section on our website (which is located under the “About Mesa” tab on homepage) at www.mesa-air.com under “Code of Conduct and Ethics” at or around the time of this offering. The information included on our website is not incorporated into this prospectus. The code of conduct and ethics addresses, among other matters, issues relating to conflicts of interests, including internal reporting of violations and disclosures, and compliance with applicable laws, rules and regulations. The purpose of the code of conduct and ethics is to ensure that we and our subsidiaries and affiliated companies continue to follow the highest standards of business and personal ethics, while at all times promoting our best interests, and performing our duties in an honest, courteous manner while abiding by all applicable laws, regulations and Company policies. We intend to promptly post on our website all disclosures that are required by law or the listing standards concerning any amendments to, or waivers from, any provision of the code.

Limitation of Liability and Indemnification

Nevada law provides that our directors and officers will not be individually liable to us, our shareholders or our creditors for any damages for any act or omission of a director or officer other than in circumstances where it is proven that the director or officer breaches his or her fiduciary duty to us or our shareholders and such breach involves intentional misconduct, fraud or a knowing violation of law.

Nevada law also allows a corporation to indemnify officers and directors for actions for which a director or officer either would not be liable pursuant to the limitation of liability provisions of Nevada law or where he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to our best interests, and, in the case of an action not by or in the right of the company and with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. Our amended and restated articles of incorporation and amended and restated bylaws provide indemnification for our directors and officers to the fullest extent permitted by Nevada law. We have entered into, and expect to continue to enter into, agreements to indemnify our directors as determined by our Board of Directors. Prior to the completion of this offering, we intend to enter into indemnification agreements with each of our directors that may, in some cases, be broader than the specific indemnification provisions under Nevada law. In addition, as permitted by Nevada law, our amended and restated articles of incorporation include provisions that eliminate the personal liability of our directors and officers for monetary damages resulting from certain breaches of fiduciary duties as a director or officer. The effect of these provisions is to restrict our rights and the rights of our shareholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director, except that a director will be personally liable for acts or omissions not in good faith or in a manner which he or she did not reasonably believe to be in or not opposed to our best interest if, subject to certain exceptions, the act or failure to act constituted a breach of fiduciary duty and such breach involved intentional misconduct, fraud or knowing violations of law. We are also authorized to carry directors’ and officers’ insurance to protect our directors, officers, employees and agents against certain liabilities.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation, amended and restated bylaws and indemnification agreements may discourage shareholders from bringing a lawsuit against directors or officers for breach of their fiduciary duties. These provisions may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. However, these provisions do not limit or eliminate our rights, or those of any shareholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s or officer’s fiduciary duties. Moreover, the provisions do not alter the liability of directors under federal securities laws. At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE COMPENSATION

This section discusses the material components of our 2017 compensation program for our principal executive officer and next two most highly compensated officers. These “named executive officers” (“NEOs”) and their positions are:

•	Jonathan G. Ornstein, Chairman and Chief Executive Officer;

•	Michael J. Lotz, President and Chief Financial Officer; and

•	Brian S. Gillman, Executive Vice President, General Counsel and Secretary.

2017 Summary Compensation Table

The following table sets forth all of the compensation awarded to, earned by or paid to our NEOs during our 2017 fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1)	Option Awards	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(3)	Total ($)
Jonathan G. Ornstein,	2017	600,000	—	588,159	—	750,000	—	6,074	1,948,367
Chairman & CEO

Michael J. Lotz,	2017	533,333	—	465,816	—	587,963	—	24,496	1,611,608
President & CFO

Brian S. Gillman,	2017	275,000	—	91,897	—	200,000	—	1,895	568,792
EVP, General Counsel & Secretary

(1)	Includes the dollar amount of the aggregate grant date fair value of restricted stock granted to Messrs. Ornstein, Lotz and Gillman during fiscal year 2017 pursuant to the terms of their respective employment agreements, each of which is discussed under “Employment and Separation Agreements with Named Executive Officers” below. These grants were made under the Mesa Air Group, Inc. 2017 Stock Plan, as discussed in “Equity Compensation Plans” below. These shares of restricted stock vest in three equal annual installments beginning on June 1, 2018. These amounts are determined in accordance with the provisions of FASB ASC Topic 718, rather than an amount paid to or realized by the executive officer. The assumptions used in calculating the grant-date fair value of the stock awards reported in this column are set forth in the notes to our consolidated financial statements included elsewhere in this prospectus.
(2)	Includes incentive bonuses earned by each of the NEOs during our fiscal year 2017. These bonuses were paid pursuant to the terms of each NEO’s respective employment agreement.
(3)	Mr. Lotz was paid non-cash fringe benefits in the amount of $24,496 during our fiscal year 2017, consisting of our portion of the premium on a term life insurance policy maintained for Mr. Lotz pursuant to the terms of his employment agreement and our portion of the premium on a disability insurance policy maintained for Mr. Lotz pursuant to the terms of his employment agreement. The non-cash fringe benefits paid to Messrs. Ornstein and Gillman represent our portion of the premiums on disability policies maintained for them pursuant to the terms of their respective employment agreements.

Components of Compensation for Fiscal Year 2017

Base Salary. The base salary payable to each NEO is intended to provide a fixed component of compensation that adequately reflects the executive’s qualifications, experience, role and responsibilities. Base salary amounts are established based on consideration of, among other factors, the scope of the NEO’s position, responsibilities and years of service and our Compensation Committee’s general knowledge of the competitive market, based on, among other things, experience with other similarly situated companies and our industry and market data reviewed by the Compensation Committee.

Base salaries and broad-based benefits for Messrs. Ornstein, Lotz and Gillman are set forth in their respective employment agreements, which are described below in the “Employment and Change of

Control Arrangements” section. The following table represents our NEOs’ base salaries in effect for our fiscal year 2017.

Name	Base Salary for 2017 ($)
Jonathan G. Ornstein, Chairman and Chief Executive Officer	600,000
Michael J. Lotz, President and Chief Financial Officer	533,333
Brian S. Gillman, EVP, General Counsel and Secretary	275,000

Performance-Based Cash Incentives. As a cornerstone of our compensation policy, we aim to create a direct correlation between the executive’s role and responsibilities and the ability to earn variable pay. Our cash incentive compensation plans are designed to reward individuals for the achievement of certain defined financial and operational objectives. We provide cash bonuses to reward and incentivize superior individual and business performance, resulting in a performance-based organizational culture. Our performance-based cash incentive plans are designed to motivate our executives to achieve both corporate targets and individual goals, thereby tying the executives’ goals and interests to those of our company and its shareholders.

Incentive bonuses for our NEOs, which are set forth in their respective employment agreements, are payable quarterly, based upon our quarterly and annual achievement of certain financial and operational goals identified by the Compensation Committee at the beginning of the fiscal year. The following table summarizes incentive bonuses that were potentially payable to each of our NEOs for our fiscal year 2017:

NEO	Bonus Level	Quarterly Amount ($)	Annual Amount ($)	Actual Annual Amount ($)
Jonathan G. Ornstein	Guaranteed	15,432	77,160	—
	Minimum	36,111	180,556	—
	Threshold	56,790	283,951	—
	Target	98,148	490,741	—
	Maximum	150,000	750,000	750,000

Michael J. Lotz	Guaranteed	12,731	63,657	—
	Minimum	29,167	145,833	—
	Threshold	45,448	227,238	—
	Target	78,086	390,432	—
	Maximum	117,593	587,963	587,963

Brian S. Gillman	Target	50,000	200,000	200,000

We also, at times, pay discretionary cash bonuses to our NEOs. In our fiscal year 2017, we did not pay any discretionary cash bonuses to our NEOs.

Equity-Based Incentives. Our Compensation Committee fosters an environment of executive ownership that encourages and incentivizes long-term investment and engagement by our NEOs through the use of equity-based awards. Our aim is to promote long-term, sustainable growth and align executive performance and behaviors to create a culture conducive to shareholder investment.

In order to attract and retain the best available management and other personnel with the training, experience and ability to make substantial contributions to the success of our business and to motivate and provide additional incentives to our employees, non-employee board members and consultants, we maintain four equity compensation plans, discussed under “Equity Compensation Plans” below. Employees, officers, and directors of, and other individuals providing bona fide services to or for, us are eligible to receive awards under our equity compensation plans, and awards are issued at the discretion of the Compensation Committee.

During our fiscal year 2017, we made certain grants of restricted stock and RSUs to Messrs. Ornstein, Lotz and Gillman, as set forth in the 2017 Summary Compensation Table above. These awards were made pursuant to the employment agreements with these individuals, discussed in more detail under “Employment and Separation Agreements with Named Executive Officers,” below, which require annual equity grants with grant date values of not less than the amounts set forth in their respective agreements.

After the end of our fiscal year 2017, on October 17, 2017, we granted to Messrs. Ornstein, Lotz and Gillman the following RSUs under the Mesa Air Group, Inc. Restricted Phantom Stock Units Plan, which relate to each NEO’s service during our fiscal year 2017 and which vest in three equal annual installments commencing June 1, 2018:

NEO	Number of RSUs(1)	Grant Date Value ($)(2)
Jonathan G. Ornstein	27,484	357,292
Michael J. Lotz	21,768	282,984
Brian S. Gillman	4,295	55,835

(1)	Awards vest in three equal annual installments beginning on June 1, 2018. All vesting is conditioned on continuous service. Awards may be settled in cash at the holder’s option.
(2)	Reflects the dollar amount of the aggregate grant date fair value of each award, determined in accordance with the provisions of FASB ASC Topic 718, rather than an amount paid to or realized by the executive officer. The assumptions used in calculating the grant-date fair value of the stock awards reported in this column are set forth in the notes to our consolidated financial statements included elsewhere in this prospectus.

Benefits and Perquisites. Our NEOs are eligible to participate, to the same extent as our other full-time employees generally and subject to the terms and eligibility requirements of those plans, in our employee benefit plans and programs, which include the following:

•	medical, dental and vision insurance;

•	life insurance, accidental death and dismemberment and business travel and accident insurance;

•	health and dependent care flexible spending accounts; and

•	short and long-term disability insurance.

We determine perquisites on a case-by-case basis and will provide a perquisite to a NEO when we believe it is necessary to attract or retain the executive officer. Any perquisites we provide are reasonable and consistent with market trends.

Retirement Benefits. We maintain a 401(k) tax-deferred retirement savings plan, in which our NEOs are eligible to participate on the same terms as other fulltime employees (the “401(k) Plan”). Under the 401(k) Plan, employees may contribute up to 85% of their pretax annual compensation, subject to certain Internal Revenue Code limitations. Employer contributions are made at our discretion. During fiscal year 2017, we made matching contributions of 30% of employee contributions up to 10% of such employee’s annual compensation. The employee vests 20% per year in employer contributions. Employees become fully vested in employer contributions after completing six years of employment.

Outstanding Equity Awards at Fiscal Year End

The following table lists all outstanding equity awards held by our NEOs as of September 30, 2017.

		Option Awards				Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number Of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested (#)(2)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested ($)
Jonathan G. Ornstein	1/21/2014	100,000	—	4.00	1/21/2024	—	—
	7/21/2015	66,666	33,334	17.00	7/21/2025	—	—
	7/21/2015	—	—	—	—	45,000	585,000
	1/19/2016	33,333	66,667	17.75	1/19/2026
	6/1/2016	—	—	—	—	46,377	602,901
	6/1/2017	—	—	—	—	45,243	588,159

Michael J. Lotz	7/21/2015	48,000	24,000	17.00	7/21/2025	—	—
	7/21/2015	—	—	—	—	32,400	421,200
	1/19/2016	24,000	48,000	17.75	1/19/2026	—	—
	6/1/2016	—	—	—	—	36,731	477,503
	6/1/2017	—	—	—	—	35,832	465,816

Brian S. Gillman	9/3/2013	—	—	—	—	10,000	130,000
	7/21/2015	6,666	3,334	17.00	7/21/2025	—	—
	7/21/2015	—	—	—	—	9,000	117,000
	1/19/2016	5,555	11,112	17.75	1/19/2026	—	—
	6/1/2016	—	—	—	—	7,247	94,211
	6/1/2017	—	—	—	—	7,069	91,897

(1)	The SARs granted on January 21, 2014 and on January 19, 2016 vest and become exercisable with respect to 1/3 of the shares underlying each respective award on each anniversary of the vesting commencement date, such that all shares will be vested on the third anniversary of the vesting commencement date, subject to the holder continuing to provide services to us through each such vesting date. The SARs granted in 2015 vest and become exercisable with respect to 1/3 of the shares underlying each respective award on each of January 21, 2016, January 21, 2017 and January 21, 2018, subject to the holder continuing to provide services to us through each such vesting date. SARs are settled in cash.
(2)

The restricted stock award granted to Mr. Gillman with a vesting commencement date of September 3, 2013 vests in five equal annual installments beginning on September 3, 2014. The restricted stock awards granted to Messrs. Ornstein, Lotz and Gillman on July 21, 2015 vest in five equal annual installments beginning on June 1, 2016. The restricted stock awards granted to Messrs. Ornstein, Lotz and Gillman on June 1, 2016 vest in three equal annual installments beginning on June 1, 2017. The restricted stock granted to Messrs. Ornstein, Lotz and Gillman on

June 1, 2017 vest in three equal annual installments beginning on June 1, 2018. All vesting is conditioned on continuous service to us.

Employment and Separation Agreements with Named Executive Officers

Jonathan G. Ornstein. We entered into an employment agreement with Mr. Ornstein on February 23, 2011, effective as of March 1, 2011, to serve as the Chairman of the Board of Directors and as our Chief Executive Officer, which agreement was amended first effective as of January 22, 2014, and again effective as of June 1, 2016. Under the employment agreement, as amended, we may terminate Mr. Ornstein’s employment at any time with prior written notice at least one year before the intended termination date. Mr. Ornstein’s employment agreement entitles him to a base salary and an opportunity to earn a cash incentive bonus, paid on a quarterly basis based upon achievement of certain benchmarks mutually agreed upon by the Board of Directors and Mr. Ornstein. Mr. Ornstein is also entitled to receive an annual equity award pursuant to the terms of our then-existing equity incentive plan, as determined by the Board of Directors or the Compensation Committee in its sole discretion, provided that such award shall have a grant date value of not less than $800,000 for fiscal year 2016 and any fiscal year thereafter during the term of the agreement. The employment agreement entitles Mr. Ornstein to participate in all employee benefit plans and arrangements available to our executive officers, including the flight benefits discussed above. It also contains certain confidential information covenants prohibiting Mr. Ornstein from using or disclosing any Company confidential information for non-company purposes during the term of his employment and for two years thereafter.

Mr. Ornstein’s employment agreement also provides him with severance in the event his employment is terminated without Cause (as defined below) by us (or, in certain circumstances, by our successor-in-interest ) or if he resigns for Good Reason (as defined below). If Mr. Ornstein’s employment is terminated by us without Cause or he resigns for Good Reason he is entitled to payment equal to two times the sum of his base salary, plus an amount equal to the greater of (i) his target annual performance bonus or (ii) half the bonuses (incentive or otherwise) earned by Mr. Ornstein with respect to the two fiscal years immediately preceding his termination. If Mr. Ornstein is terminated by us or our successor-in-interest without Cause or he resigns for Good Reason within 12 months following a Change of Control (as defined below), he is entitled to payment equal to three times the sum of his base salary, plus the greater of (i) his target performance bonus for the fiscal year in which the termination occurs or (ii) the highest amount of the bonuses (incentive or otherwise) paid to Mr. Ornstein with respect to the three fiscal years immediately preceding the year in which his termination occurs. Upon Mr. Ornstein’s termination without Cause or resignation for Good Reason, he is also entitled to the payment of continued health, dental and vision insurance premiums for Mr. Ornstein and any covered dependents for 24 months following termination, and he is entitled to immediate vesting of any equity awards.

For purposes of Mr. Ornstein’s employment agreement, “Cause” means (i) Mr. Ornstein’s willful misconduct, including but not limited to misappropriation of trade secrets, fraud or embezzlement; (ii) Mr. Ornstein’s commission of a felony offense or any crime involving dishonesty or physical harm to any person; (iii) Mr. Ornstein’s material breach of his employment agreement that, if curable, is not cured within 30 days following written notice from us; or (iv) Mr. Ornstein’s willful refusal to follow a lawful directive of us, which refusal is not cured within 30 days following written notice from us. “Change of Control” means that (i) any person acquires more than 50% of the voting power of our then-outstanding securities; (ii) a majority of the members of our Board of Directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of our Board of Directors before the date of appointment or election; (iii) a tender offer or exchange offer is made where the intent of such offer is to take over control of our company, and such offer is consummated for the securities representing more than 50% of the combined voting power of our then-outstanding voting securities over a twelve-month period; (iv) a reorganization, merger, consolidation, or sale or other disposition of all or substantially all of our assets. Finally, “Good Reason” means any of the following, if not cured within 20 days of our receipt of a notice of termination by Mr. Ornstein: (i) any change by us in Mr. Ornstein’s title, or any significant diminishment in Mr. Ornstein’s function, duties or responsibilities from those associated with his functions, duties or responsibilities as of January 1, 2011; (ii) any material breach of the employment agreement or any other agreement between us and Mr. Ornstein which remains uncured for a period of 10 days after Mr. Ornstein gives us notice of such breach; (iii) except with Mr. Ornstein’s prior written consent, relocation of Mr. Ornstein’s principal place of employment to a location greater than 50 miles from Phoenix, Arizona, or requiring Mr. Ornstein to provide his services outside of Maricopa County, Arizona, for more than 50% of his working days during any consecutive six-month period; or (iv) any reduction of Mr. Ornstein’s base salary, bonus opportunity or benefits, other than under circumstances in which we have imposed cuts in salary of other officers on an across-the-board basis (in which case the cuts to Mr. Ornstein’s compensation must not be in a greater percentage than the reduction imposed on any other officer).

Michael J. Lotz. We entered into an employment agreement with Mr. Lotz on February 23, 2011, effective as of March 1, 2011, as our President and Chief Financial Officer, which agreement was amended first effective as of January 22, 2014, and again effective as of June 1, 2016. Under Mr. Lotz’s employment agreement, as amended, we may terminate Mr. Lotz’s employment at any time with prior written notice at least one year before the intended termination date. Mr. Lotz’s employment agreement entitles him to a base salary and an opportunity to earn a cash incentive bonus paid on a quarterly basis based upon achievement of certain benchmarks mutually agreed upon by the Board of Directors and Mr. Lotz. Mr. Lotz is also entitled to receive an annual equity award pursuant to the terms of our then-existing equity incentive plan, as determined by the Board of Directors or the Compensation Committee in its sole discretion, provided that such award shall have a grant date value of not less than $633,600 for any fiscal year following fiscal year 2016. The employment agreement entitles Mr. Lotz to participate in all employee benefit plans and arrangements available to our executive officers, including the flight benefits discussed above. It also contains certain confidential information covenants prohibiting Mr. Lotz from using or disclosing any of our confidential information for non-company purposes during the term of his employment and for two years thereafter.

Mr. Lotz’s employment agreement also provides him with severance in the event his employment is terminated without Cause by us (or, in certain circumstances, by our successor-in-interest ) or if he resigns for Good Reason. If Mr. Lotz’s employment is terminated by us without Cause or if he resigns with Good Reason, he is entitled to payment equal to two times the sum of his base salary, plus the greater of (i) his target annual performance bonus or (ii) half the sum of the bonuses (incentive or otherwise) earned by Mr. Lotz with respect to the two fiscal years immediately preceding the year in which his resignation occurs. If Mr. Lotz is terminated by us or our successor-in-interest without Cause or he resigns for Good Reason within 12 months following a Change of Control, Mr. Lotz is entitled to payment equal to three times the sum of his base salary, plus the greater of (i) his target performance bonus for the fiscal year in which the termination occurs or (ii) the highest amount of the bonuses (incentive or otherwise) paid to Mr. Lotz with respect to the three fiscal years immediately preceding the year in which his termination occurs. Upon Mr. Lotz’s termination without Cause or resignation for Good Reason, he is also entitled to the payment of continued health, dental and vision insurance premiums for Mr. Lotz and any covered dependents for 24 months following termination, and immediate vesting of any unvested Company equity awards.

For purposes of Mr. Lotz’s employment agreement, “Cause,” “Change of Control” and “Good Reason” have identical meanings to those contained in Mr. Ornstein’s employment agreement, as set forth above.

Brian S. Gillman. We entered into an employment agreement with Mr. Gillman on April 23, 2014, effective as of September 3, 2013, as our Executive Vice President, General Counsel and Secretary,

which agreement was amended effective as of June 1, 2016. Under Mr. Gillman’s employment agreement, as amended, we may terminate Mr. Gillman’s employment at any time with prior written notice at least one year before the intended termination date. Mr. Gillman’s employment agreement entitles him to a base salary and an opportunity to earn a cash incentive bonus paid on a quarterly basis based upon achievement of certain benchmarks identical to those in Mr. Lotz’s and Mr. Ornstein’s employment agreements. Mr. Gillman is also entitled to receive an annual equity award pursuant to the terms of our then-existing equity incentive plan, as determined by the Board of Directors or the Compensation Committee in its sole discretion, provided that such award shall have a grant date value of not less than $125,000 for any fiscal year following fiscal year 2016. The employment agreement entitles Mr. Gillman to participate in all employee benefit plans and arrangements available to our executive officers, including the flight benefits discussed above. It also contains certain confidential information covenants prohibiting Mr. Gillman from using or disclosing any of our confidential information for non-company purposes during the term of his employment and for two years thereafter.

Mr. Gillman’s employment agreement also provides him with severance in the event his employment is terminated without Cause by us (or, in certain circumstances, by our successor-in-interest ) or if he resigns for Good Reason. If Mr. Gillman is terminated without Cause or if he resigns with Good Reason, he is entitled to payment equal to two times the sum of his base salary, plus an amount equal to the greater of (i) his target annual performance bonus or (ii) half the sum of the bonuses (incentive or otherwise) earned by Mr. Gillman with respect to the two fiscal years immediately preceding the year in which his termination occurs. If Mr. Gillman is terminated by us or our successor-in-interest or he resigns with Good Reason within 12 months following a Change of Control, he is entitled to payment equal to three times the sum of his base salary, plus the greater of (i) his maximum target performance bonus for the fiscal year in which the termination occurs or (ii) the amount of all bonuses (incentive or otherwise) paid to Mr. Gillman with respect to the three fiscal years immediately preceding the year in which his termination occurs. Upon Mr. Gillman’s termination without Cause or resignation for Good Reason, he is also entitled to the payment of continued health, dental and vision insurance premiums for Mr. Gillman and any covered dependents for 24 months following termination, and he is entitled to immediate vesting of any unvested equity awards.

For purposes of Mr. Gillman’s employment agreement, “Cause,” “Change of Control” and “Good Reason” have identical meanings to those contained in Mr. Ornstein’s employment agreement, as set forth above.

Equity Compensation Plans

The principal features of our equity incentive plans are summarized below. These summaries are qualified in their entirety by reference to the text of the plans or agreements, which are filed as exhibits to the registration statement.

2018 Plan

Prior to the completion of this offering, our Board of Directors will adopt, and we expect our shareholders will approve, our 2018 Equity Incentive Plan, or the 2018 Plan. We expect that our 2018 Plan will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part and will replace all prior equity plans. It is intended to make available incentives that will assist us to attract, retain and motivate employees, including officers, consultants and directors. We may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and units and other cash-based or stock-based awards.

A total of                  shares of our common stock will be initially authorized and reserved for issuance under the 2018 Plan. This reserve will automatically increase on January 1, 2019, and each subsequent anniversary through 2028, by an amount equal to the smaller of (a) 3% of the number of shares of common stock issued and outstanding on the immediately preceding December 31, or (b) an amount determined by the board.

Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2018 Plan and in outstanding awards to prevent dilution or enlargement of participants’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2018 Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of stock appreciation rights or options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2018 Plan.

The 2018 Plan will be generally administered by the Compensation Committee of our Board of Directors. Subject to the provisions of the 2018 Plan, the Compensation Committee will determine in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. However, the Compensation Committee may delegate to one or more of our officers the authority to grant awards to persons who are not officers or directors, subject to certain limitations contained in the 2018 Plan and award guidelines established by the Compensation Committee. The Compensation Committee will have the authority to construe and interpret the terms of the 2018 Plan and awards granted under it. The 2018 Plan provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s action or failure to act in administering the 2018 Plan.

The 2018 Plan authorizes the Compensation Committee, without further shareholder approval, to provide for the cancellation of stock options or stock appreciation rights with exercise prices in excess of the fair market value of the underlying shares of common stock in exchange for new options or other equity awards with exercise prices equal to the fair market value of the underlying common stock or a cash payment.

The 2018 Plan limits the grant date fair value of all equity awards and the amount of cash compensation that may be provided to a non-employee director in any fiscal year to an aggregate of $        .

Awards may be granted under the 2018 Plan to our employees, including officers, directors or consultants or those of any present or future parent or subsidiary corporation or other affiliated entity. All awards will be evidenced by a written agreement between us and the holder of the award and may include any of the following:

•	Stock options. We may grant nonstatutory stock options or incentive stock options (as described in Section 422 of the Internal Revenue Code, or Code), each of which gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to purchase a number of shares of our common stock at an exercise price per share determined by the administrator, which may not be less than the fair market value of a share of our common stock on the date of grant.

•	Stock appreciation rights. A stock appreciation right gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to receive the appreciation in the fair market value of our common stock between the date of grant of the award and the date of its exercise. We may pay the appreciation in shares of our common stock or in cash.

•	Restricted stock. The administrator may grant restricted stock awards either as a bonus or as a purchase right at such price as the administrator determines. Shares of restricted stock remain subject to forfeiture until vested, based on such terms and conditions as the administrator specifies. Holders of restricted stock will have the right to vote the shares and to receive any dividends paid, except that the dividends will be subject to the same vesting conditions as the related shares.

•	Restricted stock units. Restricted stock units represent rights to receive shares of our common stock (or their value in cash) at a future date without payment of a purchase price, subject to vesting or other conditions specified by the administrator. Holders of restricted stock units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant restricted stock units that entitle their holders to dividend equivalent rights subject to the same vesting conditions as the related units.

•	Performance shares and performance units. Performance shares and performance units are awards that will result in a payment to their holder only if specified performance goals are achieved during a specified performance period. Performance share awards are rights denominated in shares of our common stock, while performance unit awards are rights denominated in dollars. The administrator establishes the applicable performance goals based on one or more measures of business or personal performance enumerated in the 2018 Plan, such as revenue, gross margin, net income or total shareholder return, or otherwise determined by the administrator. To the extent earned, performance share and unit awards may be settled in cash or in shares of our common stock. Holders of performance shares or performance units have no voting rights or rights to receive cash dividends unless and until shares of common stock are issued in settlement of such awards. However, the administrator may grant performance shares that entitle their holders to dividend equivalent rights subject to the same vesting conditions as the related units.

•	Cash-based awards and other stock-based awards. The administrator may grant cash-based awards that specify a monetary payment or range of payments or other stock-based awards that specify a number or range of shares or units that, in either case, are subject to vesting or other conditions specified by the administrator. Settlement of these awards may be in cash or shares of our common stock, as determined by the administrator. Their holder will have no voting rights or right to receive cash dividends unless and until shares of our common stock are issued pursuant to the award. The administrator may grant dividend equivalent rights with respect to other stock-based awards.

In the event of a change in control as described in the 2018 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2018 Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. The Compensation Committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines, except that the vesting of all awards held by members of the board of directors who are not employees will automatically be accelerated in full. The 2018 Plan will also authorize the Compensation Committee, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award.

The 2018 Plan will continue in effect until it is terminated by the administrator, provided, however, that all awards will be granted, if at all, within 10 years of its effective date. The administrator may amend, suspend or terminate the 2018 Plan at any time, provided that without shareholder approval, the plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options, or effect any other change that would require shareholder approval under any applicable law or listing rule.

2017 Plan

Our 2017 Stock Plan, or 2017 Plan, became effective on January 23, 2017. Our 2017 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporation’s employees, and for the grant of nonstatutory stock options, restricted stock and restricted stock unit awards to our to our employees, including officers, directors or consultants or those of any present or future parent or subsidiary corporation.

Authorized Shares. The aggregate number of shares of common stock reserved for issuance pursuant to awards granted under the 2017 Plan is 50,000. We will not grant any additional awards under our 2017 Plan following the completion of this offering. Instead, we will grant equity awards under our 2018 Plan. However, the 2017 Plan will continue to govern the terms and conditions of all outstanding awards granted under the 2017 Plan.

Administration. Our Board of Directors is authorized to administer the 2017 Plan, but consistent with its authority under the 2017 Plan, the board of directors has the authority to appoint one or more committees to administer the 2017 Plan. Subject to the terms and conditions of the 2017 Plan, the plan administrator will determine in its discretion the persons to whom and the times at which awards are granted, the sizes of such awards and all of their terms and conditions. The plan administrator will have the authority to construe and interpret the terms of the 2017 Plan and awards granted under it. The 2017 Plan provides, subject to certain limitations, for indemnification by us of any director, officer or employee against all reasonable expenses, including attorneys’ fees, incurred in connection with any legal action arising from such person’s actions or failure to act in administrating the 2017 Plan.

Stock Options. We may grant nonstatutory stock options or incentive stock options (as described in Section 422 of the Internal Revenue Code, or Code), each of which gives its holder the right, during a specified term (not exceeding 10 years) and subject to any specified vesting or other conditions, to purchase a number of shares of our common stock at an exercise price per share determined by the administrator, which may not be less than the fair market value of a share of our common stock as of the date of grant.

Restricted Stock. The plan administrator may grant restricted stock awards either as a bonus or as a purchase right at a price determined by the plan administrator. Shares of restricted stock remain subject to forfeiture until vested, based on such terms and conditions as the plan administrator specifies. Holders of restricted stock will have the right to vote the shares and to receive any dividends paid, except that the dividends may be subject to the same vesting conditions as the related shares.

Restricted Stock Units. Restricted stock units represent rights to receive shares of our common stock (or their value in cash) at a future date without payment of a purchase price, subject to vesting or other conditions specified by the plan administrator. Holders of restricted stock units have no voting rights to receive cash dividends unless and until shares of our common stock are issued in settlement of such awards. However, the plan administrator may grant restricted stock units that entitle their holders to dividend equivalent rights.

Change in Control Transactions. In the event of a change in control as described in our 2017 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2017 Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. The plan administrator may provide for the acceleration of vesting of any or all outstanding awards upon such terms and to such extent as it determines. The 2017 Plan will also authorize the plan administrator, in its discretion and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of common stock in the change in control transaction over the exercise price per share, if any, under the award. If any portion of such consideration may be received by holders of awards pursuant to the change in control on a contingent or delayed basis, the plan administrator may, in its discretion, determine such fair market value per share as of the time of the change in control on the basis of the plan administrator’s good faith estimate of the present value of the probable future payment of such consideration. Notwithstanding the foregoing, shares acquired upon exercise of an award prior to the change in control and any consideration received pursuant to the change in control with respect to such shares shall continue to be subject to all applicable provisions of the award agreement evidencing such award except as otherwise provided in such award.

Certain Adjustments. Appropriate adjustments will be made in the number of authorized shares and other numerical limits in the 2017 Plan and in outstanding awards to prevent dilution or enlargement of award recipients’ rights in the event of a stock split or other change in our capital structure. Shares subject to awards which expire or are cancelled or forfeited will again become available for issuance under the 2017 Plan. The shares available will not be reduced by awards settled in cash or by shares withheld to satisfy tax withholding obligations. Only the net number of shares issued upon the exercise of stock options exercised by means of a net exercise or by tender of previously owned shares will be deducted from the shares available under the 2017 Plan.

Non-Transferability of Awards. With limited exceptions for the laws of descent and distribution, awards under the 2017 Plan are generally exercisable only by the grantee or the grantee’s guardian or legal representative. Unless the plan administrator provides otherwise, the 2017 Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution.

Amendment and Termination. The 2017 Plan will continue in effect until it is terminated by the plan administrator, provided, however, that all awards will be granted, if at all, within 10 years of its effective date. The plan administrator may amend, suspend or terminate the 2017 Plan at any time, provided that without shareholder approval, the 2017 Plan cannot be amended to increase the number of shares authorized, change the class of persons eligible to receive incentive stock options, or effect any other change that would require shareholder approval under any applicable law or listing rule.

2011 Plan

Our 2011 Stock Incentive Plan, or our 2011 Plan, became effective on March 1, 2011. Our 2011 Plan permits the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted or unrestricted stock, phantom stock units, performance awards and other stock based awards to our employees, officers, and directors of, and other individuals providing services to or for us or any of our affiliates, as may be selected by the plan administrator from time to time.

Authorized Shares. The aggregate number of shares of common stock reserved for issuance pursuant to awards granted under the 2011 Plan is 1,000,000. We will not grant any additional awards under our 2011 Plan following the completion of this offering. Instead, we will grant equity awards under our 2018 Plan. However, the 2011 Plan will continue to govern the terms and conditions of all outstanding awards granted under the 2011 Plan.

Administration. Our Board of Directors is authorized to administer the 2011 Plan, but consistent with its authority under the 2011 Plan, the board of directors has delegated some of its administrative authority to our compensation committee. Subject to the terms and conditions of the 2011 Plan, the plan administrator has the authority to select persons to whom awards are to be made, determine the types of awards to be made, determine the number of shares subject to awards and all of their terms and conditions and to make all other determination and take all other actions necessary or advisable for the administration of the 2011 Plan. The plan administrator is authorized to interpret the provisions of the 2011 Plan and individual award agreements, and all decisions of the plan administrator are final and binding on all persons.

Options. Stock options may be granted under our 2011 Plan. Stock options must have an exercise price at least equal to fair market value on the date of grant and may not have a term in excess of ten years’ duration. Subject to the provisions of our 2011 Plan, the administrator determines the other terms of stock options.

Stock Appreciation Rights. Stock appreciation rights, or SARs, may be granted under our 2011 Plan. A SAR entitles the grantee to receive, subject to the provisions of the 2011 Plan and the applicable award agreement, the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The base price per share specified in a SAR award agreement may not be less than the lower of the fair market value on the grant date or the exercise price of any tandem stock option award to which the SAR is related. A SAR may not have a term exceeding 10 years. Subject to the provisions of the 2011 Plan, the administrator determines the other terms of a SAR, including when such rights become exercisable and whether to pay any increased appreciation in cash, with shares of our common stock, or a combination thereof. No fractional shares shall be used for such payment and the plan administrator will determine whether cash will be given instead of such fractional shares or whether such fractional shares will be eliminated.

Stock Awards. The plan administrator may from time to time grant restricted or unrestricted stock awards in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as required by law, as the plan administrator may determine. A stock award may be paid in our common stock, in cash, or in a combination thereof, as determined in the sole discretion of the plan administrator.

Phantom Stock Units. The plan administrator may from time to time grant awards denominated in stock-equivalent units or restricted stock units, collectively referred to as phantom stock units, in such amounts and on such terms and conditions as the plan administrator may determine. Phantom stock units are credited to a bookkeeping reserve account solely for accounting purposes and do not require a segregation of any of our assets. An award of phantom stock units may be settled in our common stock, in cash, or in a combination thereof, as determined in the sole discretion of the plan administrator. Except as otherwise provided in the applicable award agreement, the grantee of phantom stock units does not have the rights of a shareholder with respect to any shares of our common stock represented by a phantom stock unit solely as a result of the grant of a phantom stock unit to the grantee.

Performance Awards. The plan administrator may grant performance awards which become payable on account of attainment of one or more performance goals established by the plan administrator. Performance awards may be paid by the delivery of our common stock or cash, or any combination thereof, as determined in the sole discretion of the plan administrator. The plan administrator established performance goals may be based on the our or our affiliate’s selected business criteria that apply to an individual or group of individuals, a business unit, or us or our affiliate as a whole, over such performance period as the plan administrator may designate.

Other Stock Based Awards. The plan administrator may grant other stock-based awards in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be require by law, as the plan administrator may determine. Other stock-based awards may be denominated in cash, our common stock or other securities, in stock-equivalent units, in stock appreciation units, in securities or debentures convertible into our common stock, or in any combination of the foregoing and may be paid in our common stock or other securities, in cash, or in a combination thereof, as determined in the sole discretion of the plan administrator.

Change in Control Transactions. In the event of any transaction resulting in a change in control as defined in the 2011 Plan, outstanding awards that are payable in or convertible into our common stock under the 2011 Plan will terminate on the effective time of such change in control unless provision is made in connection with the transaction for the continuation or assumption of such awards by, or for the substitution of equivalent awards, as determined by the plan administrator, of, the surviving or successor entity or a parent thereof. In the event of such termination, the holders of awards under the 2011 Plan will be permitted, immediately before the change in control, to exercise or convert all portions of such awards under the 2011 Plan that are then exercisable or convertible or which become exercisable or convertible upon or prior to the effective time of the change in control. If, immediately before the change in control, no common stock of ours is readily tradeable on an established securities market or otherwise, and the vesting of an award would be treated as a “parachute payment” under Section 280G of the Code, then such award will not vest unless the requirements of the shareholder approval exemption of Section 280G of the Code are satisfied with respect to such award.

Certain Adjustments. In the event of a stock dividend of, or stock split or reverse stock split affecting our common stock, the maximum number of shares of such common stock as to which awards may be granted under the 2011 Plan and the number of shares covered by and exercise price and other terms of outstanding awards, will, without further action by the board of directors, be adjusted to reflect such event. In addition, in the event of any change affecting our common stock or our capitalization, by reason of a spin-off, split-up, dividend, recapitalization, merger, consolidation or share exchange, other than any such change that is part of a transaction resulting in a change in control, the plan administrator, in its sole discretion, may make appropriate adjustments to the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the 2011 Plan and any adjustments in outstanding awards, including to modify the number, kind and price of securities subject to awards as the plan administrator determines to be appropriate and equitable. The plan administrator is authorized to make, in its sole discretion, adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events affecting us or our affiliates or our or our affiliates’ financial statements, or of changes in applicable laws, regulations, or accounting principles, whenever the plan administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2011 Plan.

Non-Transferability of Awards. Unless the plan administrator provides otherwise, our 2011 Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime or, during a period the grantee is under a legal disability, by the grantee’s guardian or legal representative.

Amendment and Termination. The board of directors may terminate, amend or modify the 2011 Plan or any portion thereof at any time. Except as otherwise determined by the board of directors, termination of the 2011 Plan will not affect the plan administrator’s ability to exercise the powers granted to the plan administrator with respect to awards granted under the 2011 Plan prior to the date of such termination.

RSU Plan

Our Restricted Phantom Stock Units Plan, or RSU Plan, became effective on October 17, 2017. Our RSU Plan permits the grant of restricted stock units to employees, officers and directors of, and other individuals providing services to us or any of our affiliates, as may be selected by the plan administrator from time to time.

Authorized Shares. The aggregate number of shares of common stock reserved for issuance pursuant to awards granted under the RSU Plan is 500,000. We will not grant any additional awards under our RSU Plan following the completion of this offering. Instead, we will grant equity awards under our 2018 Plan. However, the RSU Plan will continue to govern the terms and conditions of all outstanding awards granted under the RSU Plan.

Administration. Our Board of Directors is authorized to administer the RSU Plan, but consistent with its authority under the RSU Plan, the board has delegated some of its administrative authority to our compensation committee. Subject to the terms and conditions of the RSU Plan, the plan administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the RSU Plan. The plan administrator is authorized to interpret the provisions of the RSU Plan and individual award agreements, and all decisions of the plan administrator are final and binding on all persons.

Awards. The RSU Plan provides for the grant of awards denominated in stock-equivalent units or restricted stock units in such amounts and on such terms and conditions as the plan administrator may determine. Restricted stock units are credited to a bookkeeping reserve account solely for accounting purposes and will not require a segregation of any of our assets. An award of restricted stock units may be settled in our common stock, in cash, or in a combination thereof, as determined by the plan administrator. Except as otherwise provided in the applicable award agreement, the recipient of an award will not have the rights of a shareholder with respect to any shares of our common stock represented by a restricted stock unit as a result of the grant or payment of a restricted stock unit.

Change in Control Transactions. In the event of any transaction resulting in a change in control, as defined in our RSU Plan, outstanding awards will immediately vest upon such change in control. If, immediately before the change in control, no common stock of ours is readily tradeable on an established securities market or otherwise, and the vesting of an award would be treated as a “parachute payment” under Section 280G of the Internal Revenue Code, or Code, then such award will not vest unless the requirements of the shareholder approval exemption of Section 280G of the Code are satisfied with respect to such award.

Certain Adjustments. In the event of a stock dividend of, or stock split or reverse stock split affecting our common stock, the maximum number of shares of such common stock as to which awards may be granted under the RSU Plan and the number of shares covered by and other terms of outstanding awards, will, without further action by the board of directors, be adjusted to reflect such event. In addition, in the event of any change affecting our common stock or our capitalization, by reason of a spin-off, split-up, dividend, recapitalization, merger, consolidation or share exchange, other than any such change that is part of a transaction resulting in a change in control, the plan administrator, in its sole discretion, may make appropriate adjustments to the maximum number and kind of shares reserved with respect to which awards may be granted under the RSU Plan and any adjustments in outstanding awards, including to modify the number, kind and price of securities subject to awards as the plan administrator determines to be appropriate and equitable. The plan administrator is authorized to make, in its sole discretion, adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events affecting us or our affiliates or our or our affiliates’ financial statements, or of changes in applicable laws, regulations, or accounting principles, whenever the plan administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the RSU Plan.

Non-Transferability of Awards. Unless the plan administrator provides otherwise, our RSU Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution.

Amendment and Termination. Our Board of Directors may terminate, amend or modify the RSU Plan or any portion thereof at any time. Except as otherwise determined by the board of directors, termination of the RSU Plan will not affect the plan administrator’s ability to exercise the powers granted to the plan administrator with respect to awards granted under the RSU Plan prior to the date of such termination.

SAR Plan

Our Amended and Restated Stock Appreciation Rights Plan, or SAR Plan, became effective on February 2014. Our SAR Plan permits the grant of stock appreciation rights to all employees, officers, and directors of, and other individuals providing services to or for us or our affiliates, as may be selected by the plan administrator from time to time.

Authorized Shares. The aggregate number of shares of common stock subject to awards granted under the SAR Plan is 2,000,000. We will not grant any additional awards under our SAR Plan following the completion of this offering. Instead, we will grant equity awards under our 2018 Plan. However, the SAR Plan will continue to govern the terms and conditions of all outstanding awards granted under the SAR Plan.

Administration. Our Board of Directors is authorized to administer the SAR Plan, but consistent with its authority under the SAR Plan, the board of directors has delegated some of its administrative authority to our compensation committee. Subject to the terms and conditions of the SAR Plan, the plan administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the SAR Plan. The plan administrator is authorized to interpret the provisions of the SAR Plan and individual award agreements, and all decisions of the plan administrator are final and binding on all persons.

Stock Appreciation Rights. The plan administrator may from time to time grant awards of stock appreciation rights. A stock appreciation right entitles the recipient to receive, subject to the provisions of the SAR Plan and the award agreement, a payment having an aggregate value equal to the product of the excess of the fair market value on the exercise date of one share of our common stock over the base or exercise price per share specified in the award agreement, multiplied by the number of shares specified by the stock appreciation right, or any portion thereof, which is exercised. The base or exercise price per share specified in the award agreement may not be less than the fair market value of our common stock on the grant date. The stock appreciation right may not have a term longer than 10 years. Payment of the amount receivable upon any exercise of a stock appreciation right must be made in cash. No shares of our common stock may be issued, paid or delivered under this SAR Plan or any stock appreciation right.

Change in Control Transactions. In the event of any transaction resulting in a change in control, as defined in our SAR Plan, outstanding awards will terminate on the effective time of such change in control unless provision is made in connection with the transaction for the continuation or assumption of such awards by, or for the substitution of equivalent awards, as determined by the plan administrator, of, the surviving or successor entity or a parent thereof. In the event of such termination, the holders of awards under the SAR Plan will be permitted, immediately before the change in control, to exercise all portions of such awards under the SAR Plan that are then exercisable or which become exercisable upon or prior to the effective time of the change in control. If, immediately before the change in control, no common stock of ours is readily tradeable on an established securities market or otherwise, and the vesting of an award would be treated as a “parachute payment” under Section 280G of the Internal Revenue Code, or Code, then such award will not vest unless the requirements of the shareholder approval exemption of Section 280G of the Code are satisfied with respect to such award.

Certain Adjustments. In the event of a stock dividend of, or stock split or reverse stock split affecting our common stock, the maximum number of shares of such common stock as to which awards may be granted under the SAR Plan and the maximum number of shares with respect to which awards may be granted during any one fiscal year to any individual and the number of shares covered by and the exercise price and other terms of outstanding awards, will, without further action by the board of directors, be adjusted to reflect such event. In addition, in the event of any change affecting our common stock or our capitalization, by reason of a spin-off, split-up, dividend, recapitalization, merger, consolidation or share exchange, other than any such change that is part of a transaction resulting in a change in control, the plan administrator, in its sole discretion, may make appropriate adjustments to the maximum number and kind of shares reserved for issuance or with respect to which awards may be granted under the SAR Plan, in the aggregate and with respect to any individual during any one fiscal year as provided in the SAR Plan and any adjustments in outstanding awards, including to modify the number, kind and price of securities subject to awards as the plan administrator determines to be appropriate and equitable. The plan administrator is authorized to make, in its sole discretion, adjustments in the terms and conditions of, and the criteria included in, awards in recognition of unusual or nonrecurring events affecting us or our affiliates or our or our affiliates’ financial statements, or of changes in applicable laws, regulations, or accounting principles, whenever the plan administrator determines that such adjustments are appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the SAR Plan.

Non-Transferability of Awards. Unless the plan administrator provides otherwise, our SAR Plan generally does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime or, during a period the grantee is under a legal disability, by the grantee’s guardian or legal representative.

Amendment and Termination. Our Board of Directors may terminate, amend or modify the SAR Plan or any portion thereof at any time. Except as otherwise determined by the board of directors, termination of the SAR Plan will not affect the plan administrator’s ability to exercise the powers granted to the plan administrator with respect to awards granted under the SAR Plan prior to the date of such termination.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, holders of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

Each agreement described below is filed as an exhibit to the registration statement of which this prospectus forms a part, and the following descriptions are qualified by reference to such agreements.

Shareholders’ Agreements

We entered into a shareholders’ agreement on March 1, 2011 with US Airways, Inc. (the “American Shareholders’ Agreement”), which later assigned its rights and obligations thereunder by operation of law to American Airlines, Inc. following the merger of US Airways, Inc. and American Airlines, Inc. Under the American Shareholders’ Agreement, as amended by those certain letter agreements dated as of February 27, 2014 and March 22, 2017, American has agreed to vote any shares of our common stock that exceed American’s fully-diluted interest (which, as of March 31, 2018, was 10.6%) in us in the manner directed by our Board of Directors. To secure such voting obligations, our Board of Directors has been appointed as American’s proxy to vote such shares of our common stock owned by American in the manner prescribed in the American Shareholders’ Agreement. The voting requirements of the American Shareholders’ Agreement will expire upon the completion of this offering or at the election of American.

On June 1, 2016, we entered into an amended and restated shareholders’ agreement with Citigroup Global Markets Inc. (the “Citigroup Shareholders’ Agreement) whereby Citigroup Global Markets Inc. (“Citigroup”), in consideration for our extension of its outstanding warrants and our approval of its purchase of additional shares of our capital stock, agreed to vote certain shares of our common stock in such manner as directed by our Board of Directors. Specifically, any shares of our capital stock held by Citigroup that exceed Citigroup’s fully diluted percentage interest in the Company must be voted in such manner. To secure such voting obligations, our Board of Directors has been appointed as Citigroup’s proxy to vote such shares of our common stock owned by Citigroup in the manner prescribed in the Citigroup Shareholders’ Agreement. The Citigroup Shareholders’ Agreement terminates when all of our outstanding warrants have been exercised or are expired, as the case may be, or upon our agreement.

We entered into a shareholders’ agreement with Penguin Lax, Inc. on August 15, 2016, which agreement was amended and restated in December 2017. Under such agreement, as amended and restated (the “Penguin Shareholders’ Agreement”), Penguin Lax, Inc. (“Penguin”) agreed to identical voting covenants as those contained in the Citigroup Shareholders’ Agreement described above. The Penguin Shareholders’ Agreement also contains an irrevocable proxy identical to that contained in the Citigroup Shareholders’ Agreement. The Penguin Shareholders’ Agreement terminates when all of our outstanding warrants have been exercised or are expired, as the case may be, or upon our agreement.

During the last three fiscal years, we have also entered into agreements with holders of less than 5% of our common stock, which agreements contain voting covenants and an irrevocable proxy substantially identical to those in the Citigroup Shareholders’ Agreement and Penguin Shareholders’ Agreement described above.

American Capacity Purchase Agreement

For a summary of the terms of our American Capacity Purchase Agreement, see “Business—Capacity Purchase Agreements—American Capacity Purchase Agreement.”

On March 1, 2011, we entered into an Investor Rights Agreement with US Airways, Inc. (the “Investor Rights Agreement”), which later assigned its rights and obligations thereunder by operation of law to American Airlines, Inc. following the merger of US Airways, Inc. and American. The American Investor Rights Agreement contains certain registration rights that are described in “Description of Capital Stock—Registration Rights” below. The agreement also grants American approval rights over (i) related party transactions; (ii) payment of dividends to shareholders or repurchases or redemptions of shares of our capital stock (except pursuant to our equity incentive plans); (iii) amendments to our articles of incorporation or bylaws that adversely impact American relative to any other security holder and (iv) increases to the number of shares available for grant under our equity incentive plans. These approval rights terminate at such time as our common stock is listed on the NYSE or Nasdaq and American no longer holds the greater of 62.5% of the Shares (as defined in the Investor Rights Agreement) or 4.9% of our outstanding common stock.

Other Related Party Transactions

Under the terms of the Investor Rights Agreement with American, we are prohibited from increasing the number of shares available for grant under our equity incentive plans. In December 2016, we obtained approval from our Board of Directors to acquire 50,000 shares of our capital stock in a private transaction in order to have such shares available for grant under our 2017 Plan. We sought and obtained American’s approval to purchase such shares and use them for future equity grants.

Policies and Procedures for Related Party Transactions

We will enter into future business arrangements with related parties only where such arrangements are approved by a majority of disinterested directors and are on terms at least as favorable as available from unaffiliated third parties.

Our Board of Directors intends to adopt a written related party policy to set forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we (or any of our subsidiaries) are to be a participant, the amount involved exceeds $120,000 and a related party had or will have a direct or indirect material interest, including purchases of goods or services by or from the related party or entities in which the related party has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related party.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth, as of March 31, 2018, information regarding beneficial ownership of our capital stock by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our voting securities;

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	the selling shareholder.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown that they beneficially own, subject to community property laws where applicable.

Common stock subject to stock options and warrants currently exercisable or exercisable within 60 days of                 , are deemed to be outstanding for computing the percentage ownership of the person holding these options and warrants and the percentage ownership of any group of which the holder is a member but are not deemed outstanding for computing the percentage of any other person.

We have based our calculation of the percentage of beneficial ownership prior to the offering on                  shares of common stock outstanding on                 . We have based our calculation of the percentage of beneficial ownership after the offering on shares of our common stock outstanding immediately after the completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from the selling shareholder).

Unless otherwise noted below, the address for each of the shareholders in the table below is c/o Mesa Air Group, Inc., 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.

The information in the table below with respect to each selling shareholder has been obtained from that selling shareholder. When we refer to the “selling shareholder” in this prospectus, we mean the entity listed in the table below as offering shares, as well as the pledgees, donees, assignees, transferees, successors and others who may hold any of the selling shareholder’s interest.

	Beneficial Ownership Prior to the Offering				Beneficial Ownership After the Offering			Beneficial Ownership After the Offering if the Option to Purchase Shares is Exercised
Name and Address of Beneficial Owner	Common Stock	Options Exercisable within 60 days	Number of Shares Beneficially Owned	Percent	Shares Offered in the Offering	Number of Shares Beneficially Owned	Percent	Number of Shares Beneficially Owned	Percent
5% Shareholder and Selling Shareholder:
American Airlines, Inc.	1,000,000	—	1,000,000	21.9%
Citigroup Global Markets Inc.(1)	661,101		661,101	13.6%
Penguin Lax Inc.	489,301	—	489,301	10.7%
USDR Investment Management(2)	436,610	—	436,610	9.6%
JP Morgan Securities LLC	351,595	—	351,595	7.7%
Momar Corp. and Marneu Holdings(3)	276,830	—	276,830	6.1%
Named Executive Officers and Directors:		—
Daniel J. Altobello(4)	595	—	595	*
Ellen N. Artist(4)	595	—	595	*
Mitchell Gordon(4)	595	—	595	*
Dana J. Lockhart(4)	595	—	595	*
G. Grant Lyon(4)	595	—	595	*
Giacomo Picco(4)	0	—	0	*
Harvey Schiller(4)	595	—	595	*
Don Skiados(4)	595	—	595	*
Jonathan Ornstein(4)	179,095	—	179,095	3.9%
Michael J. Lotz(4)	62,550	—	62,550	1.4%
Brian S. Gillman(4)	24,634	—	24,634	*
All executive officers and directors as a group (12 persons)	273,396	—	273,396	6.0%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding common stock.
(1)	Citigroup Global Markets Inc. holds a warrant for 301,940 shares of our common stock, with an exercise price of $0.01 per share. The address for Citigroup Global Markets Inc. is 390 Greenwich St., 4th Floor, New York, New York 10013.
(2)	United States Debt Recovery, L.P. (“USDR L.P.”) holds 3,302 shares of our common stock. United States Debt Recovery VIII (“USDR VIII”) holds 257,308 shares of our common stock. United States Debt Recovery X, L.P. (“USDR X”) holds 50,000 shares of our common stock. United States Debt Recovery XI, L.P. (“USDR XI”) holds 110,000 shares of our common stock. United States Debt Recovery XII, L.P. (“USDR XII”) holds 16,000 shares of our common stock. WJ Investments, LLC, doing business as USDR Investment Management (“USDR”) is the general partner of USDR L.P., USDR VIII, USDR X, USDR XI and USDR XII and has sole voting and dispositive power over these shares. The address for USDR is 5575 Kietzke Lane, Suite A, Reno, NV 89511.
(3)	Represents shares of our common stock held by Momar Corp. and Marneu Holdings Co. Momar Corp. is owned by Moses Marx’s two daughters and his 10 grandchildren. Mr. Marx is the president of Momar Corp. and a member of its board of directors. Mr. Marx’s two sons-in-law are also members of Momar Corp.’s board of directors. Mr. Marx owns 50% of the equity in Marneu Holdings Co., and the other 50% is owned by United Equities Realty Associates, which is owned by Mr. Marx and his two sons-in-law. Mr. Marx may be deemed to be the beneficial owner and have voting and dispositive power with respect to the shares of our common stock held by Momar Corp. and Marneu Holdings Co. The address for Momar Corp. and Marneu Holdings Co. is 160 Broadway, New York, New York 10038.
(4)	Does not reflect any shares that may be issued upon settlement of outstanding RSUs.

DESCRIPTION OF CAPITAL STOCK

The following summary describes our capital stock and our amended and restated articles of incorporation and our amended and restated bylaws to be in effect immediately prior to the consummation of this offering, and certain relevant provisions of Nevada corporate law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated articles of incorporation and amended and restated bylaws to be in effect immediately prior to the consummation of this offering, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is part, and to the applicable provisions of Nevada law.

General

Upon the completion of this offering, our amended and restated articles of incorporation will authorize us to issue up to              shares of common stock, no par value per share, and                  shares of preferred stock, no par value per share.

As of March 31, 2018, there were outstanding                  shares of our capital stock held by                  shareholders of record.

Also as of March 31, 2018, there were outstanding no shares of preferred stock.

Common Stock

Dividend Rights. Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our Board of Directors out of legally available funds, subject to preferences that may be applicable to any then-outstanding preferred stock and limitations under our Investor Rights Agreement, RASPRO Lease Facility, GECAS Lease Facility and Nevada law.

Voting Rights. Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders, including the election of directors. Our shareholders do not have cumulative voting rights in the election of directors.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences. Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable. All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable

Preferred Stock

Our Board of Directors has the authority, without further action by our shareholders, to issue up to 2,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. Our issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control of our company or other corporate action. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plan to issue any such shares of preferred stock.

Warrants

In connection with our emergence from bankruptcy in 2011, we issued 6,366,251 warrants to purchase shares of our common stock with an exercise price of $0.01 per share, to 60 claimholders in our bankruptcy proceedings who were not “U.S. Citizens” under applicable regulations. The warrants may be exercised in whole or in part, by cash purchase or cashless net exercise, only if the holder is a “citizen of the United States” as defined in 49 U.S.C. Section 40102(a)(15).They are freely transferable, subject to applicable securities laws and ownership and transfer restrictions in our amended and restated articles of incorporation, and expire on June 21, 2023. The shares of our common stock issuable pursuant to exercise of a warrant are subject to a shareholders’ agreement between the warrant holder and us, pursuant to which the warrant holder must vote certain shares of common stock acquired upon exercise of such warrant as directed by a majority of our board of directors and grant the board of directors an irrevocable proxy to do so.

In June 2014, we issued a warrant to purchase 100,000 shares of our common stock to GE in consideration for restructuring eight CRJ-700 aircraft leases and nine CRJ-900 aircraft leases (the “GE Warrant”). The GE Warrant has an exercise price of $8.00 per share and expires on June 19, 2019. The GE Warrant may be exercised in whole or in part, by cash purchase or cashless net exercise. The GE Warrant is transferable, subject to the transfer restrictions in our amended and restated articles of incorporation.

Registration Rights

On March 1, 2011, we entered into an Investor Rights Agreement with US Airways, Inc. (now known as American Airlines, Inc.), which provides that if we become eligible to file a registration statement on Form S-3 and we receive a written request from any Initiating Holder (defined therein to effectively only include American), American will be entitled to certain demand registration rights. If and when American, pursuant to the Investor Rights Agreement, proposes through a written request to register securities the aggregate offering price of which, net of underwriting discounts and commissions, exceeds $500,000, American will be able to seek demand registration rights. In addition, should we decide to register certain securities, American will have “piggyback” registration rights, subject to lock-up arrangements and to certain restrictions. These demand and “piggyback” registration rights are described below.

Demand Registration Rights. If at any time we become eligible to file a registration statement on Form S-3, and we receive a written request from American to effect a registration statement on Form S-3, in accordance with the procedures outlined in the Investor Rights Agreement, and within 20 days of receiving notice from us regarding the registration, we will be required to: (i) promptly deliver written notice of the proposed registration to any other Holders (as defined therein) and (ii) use our reasonable best efforts to effect the registration statement on Form S-3 as soon as practicable (but in any event within 45 days after receiving the request) for the Registrable Securities (defined therein) proposed to be registered pursuant to the Investor Rights Agreement (subject to certain restrictions and limitations). We intend to obtain a lock-up agreement from American, the terms of which are described under “Shares Eligible for Future Sale—Lock-Up Agreements.”

Piggyback Registration Rights. If we decide to register any of our securities, either for our own account or for the account of a security holder (subject to certain exceptions), we are required to: (i) promptly deliver (but in any event at least 10 days prior to filing any registration statement) written notice to American of the registration and any underwriting and (ii) use our reasonable best efforts (subject to certain exceptions) to include in such registration, which includes American’s participation in any underwriting, the Registrable Securities specified by American in a written request that we receive within 20 days after we have given them notice of our intent to register the securities. As of the date of this prospectus, we have provided such notice. In the event of an underwriting, American’s right to participate will be conditioned on its participation in such underwriting and including its Registrable Securities therein, as well as entering into and complying with the underwriter agreement we enter into with the managing underwriter, who may make a good faith determination that, because marketing factors require a limitation on the number of shares, American’s proposed number of Registrable Securities to be included in the underwriting is limited to not less than 20% of the Registrable Securities proposed by American. However, we reserve the right under the Investor Rights Agreement to terminate or withdraw any registration we have initiated prior to the effectiveness of such registration regardless of whether American has elected to include its Registrable Securities in the offering (provided we promptly notify American).

Expenses of Registration, Restriction and Indemnification. We will pay all Registration Expenses (defined therein) incurred from registering securities pursuant to the Investor Rights Agreement, while all Selling Expenses (defined therein) relating to securities registered on behalf of American shall be borne by American. The demand and “piggyback” registration rights are subject to customary restrictions such as blackout periods and any limitations on the number of shares to be included in the underwritten offering imposed by the managing underwriter. We and American have also agreed to customary indemnification provisions.

The covenants set forth in the Investor Rights Agreement, other than the registration rights described above, terminate and are of no further force or effect upon: (i) the listing of common stock on the Nasdaq Global Select Market, and (ii) American (including its affiliates) no longer holding the greater of 62.5% of our Shares (as defined in the Investor Rights Agreement) or 4.9% of our Common Stock (defined therein) then outstanding. As of the date of this prospectus, American owns 21.9% of our issued and outstanding common stock.

Anti-Takeover Provisions of Our Articles of Incorporation, Bylaws and Nevada Law

Certain provisions of Nevada corporate law to which we are subject deter hostile takeovers. Specifically, Sections 78.411-444 of the NRS prohibit a publicly-held Nevada corporation from engaging in a “combination” with an “interested stockholder” for a period of two years following the date the person first became an interested shareholder, unless (with certain exceptions) the “combination” or the transaction by which the person became an interested shareholder is approved in a prescribed manner. Generally, a “combination” includes a merger, asset or stock sale, or certain other transactions resulting in a financial benefit to the interested shareholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, beneficially owns or within two years prior to the determination of interested shareholder status, did own, 10% or more of a corporation’s voting power. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of Common Stock held by shareholders.

In order to ensure that our capacity purchase agreements are not subject to early termination, our articles of incorporation prohibit the sale, transfer or assignment of our capital stock to the extent that such transfer would result in a change of control. Our articles of incorporation also grant the Board of

Directors the ability to authorize undesignated preferred stock, making it possible for the board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limited Ownership and Voting by Foreign Owners

To comply with restrictions imposed by federal law on foreign ownership of U.S. airlines, our amended and restated articles of incorporation to be in effect immediately prior to the consummation of this offering restrict the transfer of shares of our common stock to non-U.S. citizens. The restrictions imposed by federal law currently require that no more than 24.9% of our stock be voted, directly or indirectly, or controlled by persons who are not U.S. citizens, that no more than 49.0% of our stock be held, directly or indirectly, by persons who are not U.S. citizens and that our president and at least two-thirds of the members of our Board of Directors and senior management be U.S. citizens. Our amended and restated articles of incorporation to be in effect immediately prior to the consummation of this offering prohibit the transfer of shares of our capital stock that would result in our losing its status as a “citizen of the United States” within the meaning of 49 U.S.C. § 40102(a). That statute defines “citizen of the United States” as, among other things, a U.S. corporation, of which the president and at least two-thirds of the Board of Directors and other managing officers are citizens of the United States, which is under the actual control of citizens of the United States, and in which at least 75 percent of the voting interest is owned or controlled by persons that are citizens of the United States. We are currently in compliance with all applicable foreign ownership restrictions.

Limitations of Liability and Indemnification

See “Management—Limitation of Liability and Indemnification.”

Market Listing

We intend to apply to have our common stock approved for quotation on the Nasdaq Global Select Market under the symbol “             .”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is ComputerShare and its telephone number is (212) 805-7100.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of September 30, 2017 and giving effect to the completion of this offering,              million shares of common stock will be outstanding, assuming no exercise of the underwriters’ option to purchase additional shares. Of these shares, the shares sold in this offering by us, plus any shares sold upon exercise of the underwriters’ option to purchase additional shares of our common stock from the selling shareholder, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act.

In addition, as described below, 2,633,749 shares of common stock issued in reliance on Section 1145(a)(1) of the Bankruptcy Code pursuant to our Plan of Reorganization may be resold without registration unless the seller is an “underwriter” with respect to those securities.

After this offering,              million shares of common stock will be restricted as a result of securities laws or lock-up agreements as described below. Following the expiration of the various lock-up periods, all shares will be eligible for resale in compliance with Rule 144 or Rule 701, if then available, to the extent such shares have been released from any repurchase option that we may hold. “Restricted securities” as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act.

In connection with our emergence from bankruptcy in 2011, we issued 6,366,251 warrants to purchase shares of our common stock with an exercise price of $0.01 per share, to claimholders in our bankruptcy proceedings who were not “U.S. Citizens” under applicable regulations. In addition, we issued the GE Warrant in June 2014 in connection with the restructuring eight CRJ-700 aircraft leases and nine CRJ-900 aircraft leases. The GE Warrant has an exercise price of $8.00 per share and expires on June 19, 2019.

The share amounts set forth in this section are subject to change and will depend primarily on the price per share at which our common stock is sold in this offering and the total size of the offering. See “Use of Proceeds” elsewhere in this prospectus.

Shares of Common Stock Issued in Reliance on Section 1145 of the Bankruptcy Code

We relied on Section 1145(a)(1) of the Bankruptcy Code to exempt from the registration requirements of the Securities Act the offer and sale of certain shares of common stock issued pursuant to our Plan of Reorganization. Section 1145(a)(1) exempts the offer and sale of securities under a plan of reorganization from registration under Section 5 of the Securities Act and state laws if certain requirements are satisfied. At March 31, 2018, we had 4,569,172 shares of common stock issued and outstanding,              of which were issued pursuant to our Plan of Reorganization and may be resold without registration unless the seller is an “underwriter” with respect to those securities. Section 1145(a)(1) defines an “underwriter” as any person who:

•	purchases a claim against, an interest in, or a claim for an administrative expense against the debtor, if that purchase is with a view to distributing any security received in exchange for such a claim or interest;

•	offers to sell securities offered under the plan for holders of those securities; offers to buy those securities from the holders of the securities, if the offer to buy is (i) with a view to distributing those securities; and (ii) under an agreement made in connection with the plan, the consummation of the plan, or with the offer or sale of securities under the plan; or

•	is an “affiliate” of the issuer.

To the extent a person is deemed to be an “underwriter,” resales by such person would not be exempted by Section 1145 from registration under the Securities Act or other applicable law. Those persons would, however, be permitted to sell our shares of common stock without registration if they are able to comply with the provisions of Rule 144, as described further below.

Rule 144

In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, a person (or persons whose shares are required to be aggregated) who is not deemed to have been one of our “affiliates” for purposes of Rule 144 at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months, including the holding period of any prior owner other than one of our “affiliates,” is entitled to sell those shares in the public market (subject to the lock-up agreements referred to below, if applicable) without complying with the manner of sale, volume limitations or notice provisions of Rule 144, but subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than “affiliates,” then such person is entitled to sell such shares in the public market without complying with any of the requirements of Rule 144 (subject to the lock-up agreements referred to below, if applicable). In general, under Rule 144, as currently in effect, once we have been subject to the public company reporting requirements of the Exchange Act for at least 90 days, our “affiliates,” as defined in Rule 144, who have beneficially owned the shares proposed to be sold for at least six months are entitled to sell in the public market, upon expiration of any applicable lock-up agreements and within any three-month period, a number of those shares of our common stock that does not exceed the greater of:

•	1% of the number of common shares then outstanding, which will equal approximately shares of common stock immediately after this offering (calculated on the basis of the number of shares of our common stock outstanding as of September 30, 2017, the assumptions described above and assuming no exercise of the underwriter’s option to purchase additional shares and no exercise of outstanding options); or

•	the average weekly trading volume of our common stock on the Nasdaq Global Select Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Such sales under Rule 144 by our “affiliates” or persons selling shares on behalf of our “affiliates” are also subject to certain manner of sale provisions, notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced below and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 under the Securities Act before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) is entitled to rely on Rule 701 to resell such shares in reliance on Rule 144. Accordingly, subject to any applicable lock-up agreements, under Rule 701 persons who are not our “affiliates,” as defined in Rule 144, may resell those shares without complying with the minimum holding period or public information requirements of Rule 144, and persons who are our “affiliates” may resell those shares without compliance with Rule 144’s minimum holding period requirements (subject to the terms of the lock-up agreement referred to below, if applicable).

Lock-Up Agreements

In connection with this offering, we have agreed with the underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, without, in each case, the prior written consent of Raymond James & Associates, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus.

In connection with this offering, the selling shareholder, our officers, directors and holders of substantially all of our outstanding shares of capital stock and other securities have agreed with the underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Raymond James & Associates, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus. Subject to certain requirements, the foregoing restrictions are not applicable to (i) transfers of shares of capital stock (a) as a bona fide gift or gifts, (b) to any trust for the direct or indirect benefit of the applicable selling party or the immediate family of such party or (c) by will or intestacy to such party’s legal representative, heir or legatee and (ii) distributions of shares of capital stock to members, limited partners or shareholders of the applicable party, (iii) transfers of shares of capital to such party’s affiliates or to any investment fund or other entity controlled or managed by such party, and (iv) transfers of shares of capital stock to us as forfeitures to satisfy tax withholding and remittance obligations in connection with the vesting or exercise of equity awards granted pursuant to our equity incentive plans or pursuant to a net exercise or cashless exercise by the shareholder of outstanding equity awards pursuant to our equity incentive plans, subject to certain requirements.

Registration Statements

As soon as practicable after the completion of this offering, we intend to file a Form S-8 registration statement under the Securities Act to register shares of our common stock subject to awards outstanding or reserved for issuance under our Stock Appreciation Rights Plan. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, see “Executive Compensation—Equity Compensation Plans.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership and disposition of our common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service, in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership and disposition of our common stock.

This discussion is limited to Non-U.S. Holders that hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:

•	U.S. expatriates and former citizens or long-term residents of the United States;

•	persons subject to the alternative minimum tax;

•	persons holding our common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

•	persons subject to special tax accounting rules under Section 451(b) of the Code;

•	banks, insurance companies, and other financial institutions;

•	brokers, dealers or traders in securities;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•	tax-exempt organizations or governmental organizations;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code; and

•	tax-qualified retirement plans.

If an entity treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding our common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS

TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Definition of Non-U.S. Holder

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:

•	an individual who is a citizen or resident of the United States;

•	a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions

As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying any cash dividends on our common stock. However, if we do make distributions of cash or property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”

Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.

If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.

Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition

Subject to the discussions below under “—Information Reporting and Backup Withholding” and “—Additional Withholding Tax on Payments Made to Foreign Accounts,” a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

•	the Non-U.S. Holder is a non-resident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

•	our common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.

Gain described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty), which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our common stock will not be subject to U.S. federal income tax if our common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.

Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Information Reporting and Backup Withholding

Payments of dividends on our common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the Non-U.S. Holder is a United States person and the Non-U.S. Holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any dividends on our common stock paid to the Non-U.S. Holder, regardless of whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such Non-U.S. Holder is a United States person, or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Additional Withholding Tax on Payments Made to Foreign Accounts

Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act (the “FATCA”)) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our common stock, and will apply to payments of gross proceeds from the sale or other disposition of such stock on or after January 1, 2019.

Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our common stock.

UNDERWRITING

Raymond James & Associates, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives of each of the underwriters named below. Subject to the conditions set forth in an underwriting agreement among us, the selling shareholder and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of shares of our common stock set forth opposite its name below:

Underwriter	Number of Shares
Raymond James & Associates, Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at that price less a concession not in excess of $        per share. After the initial offering of the shares of common stock, the offering price and other selling terms may be changed by the underwriters. Sales of shares made outside of the U.S. may be made by affiliates of the underwriters.

Option to Purchase Additional Shares of Common Stock

The selling shareholder has granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to             additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

Discounts and Expenses

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling shareholder.

	Per Share	Total (Full Exercise)
Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to selling shareholder if overallotment option is exercised	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        million. We have agreed to reimburse the underwriters for expenses of up to $        related to the clearance of this offering with the Financial Industry Regulatory Authority, Inc. and compliance with state securities or “blue sky” laws.

Indemnification

We and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

Lock-Up Agreements

In connection with this offering, we have agreed with the underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, without, in each case, the prior written consent of Raymond James & Associates, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus.

In connection with this offering, the selling shareholder, our officers, directors and holders of substantially all of our outstanding shares of capital stock and other securities have agreed with the underwriters not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common stock or securities convertible into or exchangeable or exercisable for shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Raymond James & Associates, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated for a period of 180 days after the date of this prospectus. Subject to certain requirements, the foregoing restrictions are not applicable to (i) transfers of shares of capital stock (a) as a bona fide gift or gifts, (b) to any trust for the direct or indirect benefit of the applicable selling party or the immediate family of such party or (c) by will or intestacy to such party’s legal representative, heir or legatee, (ii) distributions of shares of capital stock to members, limited partners or shareholders of the applicable party, (iii) transfers of shares of capital stock to such party’s affiliates or to any investment fund or other entity controlled or managed by such party or (iv) transfers of shares of capital stock to us as forfeitures to satisfy tax withholding and remittance obligations in connection with the vesting or exercise of equity awards granted pursuant to our equity incentive plans or pursuant to a net exercise or cashless exercise by the shareholder of outstanding equity awards pursuant to our equity incentive plans, subject to certain requirements.

Stabilization

Until this offering is completed, rules of the SEC may limit the ability of the underwriters and various selling group members to bid for and purchase the shares of our common stock. As an exception to these rules and in accordance with Regulation M under the Exchange Act, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock in order to facilitate the offering of the common stock, including: short sales; syndicate covering transactions; imposition of penalty bids; and purchases to cover positions created by short sales.

Stabilizing transactions may include making short sales of shares of our common stock, which involve the sale by the underwriters of a greater number of shares than it is required to purchase in this offering and purchasing shares of common stock from us by exercising the option or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

Each underwriter may close out any covered short position either by exercising its option, in whole or in part, or by purchasing shares of common stock in the open market after the distribution has been completed. In making this determination, each underwriter will consider, among other things, the price of shares of our common stock available for purchase in the open market compared to the price at which the underwriter may purchase shares of our common stock pursuant to the underwriters’ option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of shares of our common stock in the open market after pricing that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares of our common stock in the open market to cover the position after the pricing of this offering.

The underwriters also may impose a penalty bid on selling group members. This means that if the underwriters purchase shares of our common stock in the open market in stabilizing transactions or to cover short sales, the underwriters can require the selling group members that sold those shares as part of this offering to repay the selling concession received by them.

As a result of these activities, the price of shares of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them without notice at any time. The underwriters may carry out these transactions on the Nasdaq Global Select Market or otherwise.

The underwriters are not required to engage in these activities and may end any of these activities at any time.

Relationships and Conflicts of Interest

Certain of the underwriters and their affiliates may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates, and for the selling shareholder and its affiliates, in the ordinary course of their business, for which they will receive customary fees and commissions, as applicable, and reimbursement for out-of-pocket expenses. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Listing

Currently, no public market exists for our shares. We intend to apply to have our common stock listed on the Nasdaq Global Select Market under the symbol “          .”

Electronic Prospectus

A prospectus in electronic format may be made available by e-mail or on the websites or through other online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriters’ websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by the underwriters or us and should not be relied upon by investors.

Selling Restrictions

General

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area, each a “Member State,” no offer of the shares of common stock which are the subject of the offering has been, or will be made to the public in that Member State, other than under the following exemptions under the Prospectus Directive:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of the shares of common stock referred to in (a) to (c) above shall result in a requirement for us or any representative to publish a prospectus pursuant to Article 3 of the Prospectus Directive, or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person located in a Member State to whom any offer of shares of our common stock is made or who receives any communication in respect of an offer of shares of our common stock, or who initially acquires any of our shares of common stock will be deemed to have represented, warranted, acknowledged and agreed to and with each representative and us that (i) it is a “qualified investor” within the meaning of the law in that Member State implementing Article 2(1)(e) of the Prospectus Directive; and (ii) in the case of any shares of common stock acquired by it as a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, the shares acquired by it in the offer have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Member State other than qualified investors, as that term is defined in the Prospectus Directive, or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or where shares of our common stock have been acquired by it on behalf of persons in any Member State other than qualified investors, the offer of those shares of common stock to it is not treated under the Prospectus Directive as having been made to such persons.

We, the representatives and their respective affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgments and agreements.

This prospectus has been prepared on the basis that any offer of shares of our common stock in any Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Member State of shares of our common stock which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the representatives have authorized, nor do they authorize, the making of any offer of shares of our common stock in circumstances in which an obligation arises for us or the representatives to publish a prospectus for such offer.

For the purposes of this provision, the expression an “offer of shares of our common stock to the public” in relation to any shares of our common stock in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

The above selling restriction is in addition to any other selling restrictions set out below.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”).

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom,

any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Switzerland

The shares of our common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the shares of our common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares of our common stock will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of shares of our common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of our common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares of our common stock offered in this prospectus may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares of our common stock offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where shares of our common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Canada

The shares of our common stock offered in this prospectus may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”) the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Brownstein Hyatt Farber Schreck, LLP, Las Vegas, Nevada, and certain other legal matters will be passed upon for us by DLA Piper LLP (US), Phoenix, Arizona. The underwriters are being represented by Mayer Brown LLP, New York, New York, in connection with the offering.

EXPERTS

The consolidated financial statements as of September 30, 2016 and September 30, 2017, and for each of the two years in the period ended September 30, 2017, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

GLOSSARY OF AIRLINE TERMS

Set forth below is a glossary of industry terms used in this prospectus:

“Available seat miles” or “ASMs” means the number of seats available for passengers multiplied by the number of miles the seats are flown.

“Average aircraft” means the average number of aircraft used in flight operations, as calculated on a daily basis.

“Average stage length” means the average number of statute miles flown per flight segment.

“Block hours” means the number of hours during which the aircraft is in revenue service, measured from the time of gate departure before take-off until the time of gate arrival at the destination.

“CASM” or “unit costs” means operating expenses divided by ASMs.

“DOT” means the United States Department of Transportation.

“FAA” means the United States Federal Aviation Administration.

“FARs” means the Federal Aviation Regulations and rules prescribed by the FAA.

“FTE” means full-time equivalent employee.

“Load factor” means the percentage of aircraft seat miles actually occupied on a flight (RPMs divided by ASMs).

“Mesa” means Mesa Air Group, Inc. and its predecessors, direct and indirect subsidiaries and affiliates.

“NMB” means the National Mediation Board.

“Pass-Through Revenue” means costs from our major airline partners under our capacity purchase agreements that we equally recognize as both a revenue and an expense, including passenger and hull insurance, aircraft property taxes, landing fees, catering and certain maintenance costs related to our E-175 aircraft.

“RASM” or “unit revenue” means total operating revenue divided by ASMs.

“TSA” means the United States Transportation Security Administration.

“Utilization” means the percentage derived from dividing (i) the number of block hours actually flown during a given month under a particular capacity purchase agreement by (ii) the maximum number of block hours that could be flown during such month under the particular capacity purchase agreement.

MESA AIR GROUP, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Mesa Air Group, Inc.

Phoenix, Arizona

We have audited the accompanying consolidated balance sheets of Mesa Air Group, Inc. and its subsidiaries (the “Company”) as of September 30, 2017 and 2016, and the related consolidated statements of operations, shareholders’ equity, and cash flows for each of the two years in the period ended September 30, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Mesa Air Group, Inc. and its subsidiaries as of September 30, 2017 and 2016, and the results of their operations and their cash flows for each of the two years in the period ended September 30, 2017, in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona

May 3, 2018

MESA AIR GROUP, INC.

Consolidated Balance Sheets

(in thousands)

	September 30,
	2016	2017
ASSETS
Current assets:
Cash and cash equivalents	$37,686	$56,788
Restricted cash	3,513	3,559
Receivables, net ($0 and $1,329 from related party)	9,297	8,853
Expendable parts and supplies, net	12,154	15,114
Prepaid expenses and other current assets	42,517	61,525

Total current assets	105,167	145,839

Property and equipment, net	1,153,350	1,192,448
Intangibles, net	12,107	11,724
Lease and equipment deposits	4,244	1,945
Other assets	8,362	5,693

Total assets	$1,283,230	$1,357,649

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	$109,901	$140,466
Accounts payable ($4,875 and $2,644 to related party)	52,959	44,738
Accrued compensation	8,839	9,080
Other accrued expenses	20,150	23,929

Total current liabilities	191,849	218,213

Long-term debt, excluding current portion	803,115	803,874
Deferred credits ($6,175 and $7,370 to related party)	16,876	17,189
Deferred income taxes	35,921	56,436
Other noncurrent liabilities	46,318	39,713

Total noncurrent liabilities	902,230	917,212

Total liabilities	1,094,079	1,135,425

Commitments and contingencies (Notes 15 and 16)
Shareholders’ equity:
Preferred stock of no par value, 2,000,000 shares authorized; no shares issued and outstanding	—	—
Common stock of no par value and additional paid-in capital, 15,000,000 shares authorized; 4,517,633 (2017) and 4,147,857 (2016) shares issued and outstanding, and 4,892,250 (2017) and 5,260,244 (2016) warrants issued and outstanding	114,211	114,456
Retained earnings	74,940	107,768

Total shareholders’ equity	189,151	222,224

Total liabilities and shareholders’ equity	$1,283,230	$1,357,649

See accompanying notes to the consolidated financial statements.

MESA AIR GROUP, INC.

Consolidated Statements of Operations

(in thousands, except per share amounts)

	Years Ended September 30,
	2016	2017
Operating revenues:
Contract revenue ($366,911 and $354,614 from related party)	$569,373	$618,698
Pass-through and other ($8,885 and $7,920 from related party)	18,463	24,878

Total operating revenues	587,836	643,576

Operating expenses:
Flight operations	141,422	155,516
Fuel	753	766
Maintenance	225,130	210,729
Aircraft rent	71,635	72,551
Aircraft and traffic servicing	3,936	3,676
General and administrative	42,182	38,996
Depreciation and amortization	46,020	61,048

Total operating expenses	531,078	543,282

Operating income	56,758	100,294

Other (expense) income, net:
Interest expense	(32,618)	(46,110)
Interest income	325	32
Other income (expense), net	381	(514)

Total other (expense) income, net	(31,912)	(46,592)

Income before taxes	24,846	53,702
Income tax expense	9,926	20,874

Net income	$14,920	$32,828

Net income per share attributable to common shareholders:
Basic	$3.90	$7.52

Diluted	$1.54	$3.51

Weighted-average common shares outstanding:
Basic	3,823	4,368

Diluted	9,707	9,350

See accompanying notes to the consolidated financial statements.

MESA AIR GROUP, INC.

Consolidated Statements of Shareholders’ Equity

(in thousands)

	Number of Shares	Number of Warrants	Common Stock and Additional Paid-In Capital	Retained Earnings	Total
Balance at September 30, 2015, as previously reported	3,146,464	6,466,251	$114,076	$57,768	$171,844
Prior period adjustment (See note 2)	—	—	—	2,252	2,252

Balance at September 30, 2015, as corrected	3,146,464	6,466,251	$114,076	$60,020	$174,096

Stock compensation expense	—	—	1,546	—	1,546
Repurchased shares	(92,834)	—	(1,411)	—	(1,411)
Forfeited warrants	—	(321,880)	—	—	—
Warrants converted to common stock	884,127	(884,127)	—	—	—
Restricted shares issued	210,100	—	—	—	—
Net income	—	—	—	14,920	14,920

Balance at September 30, 2016	4,147,857	5,260,244	$114,211	$74,940	$189,151

Stock compensation expense	—	—	1,288	—	1,288
Repurchased shares	(91,494)	—	(1,043)	—	(1,043)
Warrants converted to common stock	367,994	(367,994)	—	—	—
Restricted shares issued	93,276	—	—	—	—
Net income	—	—	—	32,828	32,828

Balance at September 30, 2017	4,517,633	4,892,250	$114,456	$107,768	$222,224

See accompanying notes to the consolidated financial statements.

MESA AIR GROUP, INC.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended September 30,
	2016	2017
Cash flows from operating activities:
Net income	$14,920	$32,828
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	46,020	61,048
Stock compensation expense	1,546	1,288
Deferred income taxes	9,513	20,515
Amortization of unfavorable lease liabilities and deferred credits	(9,626)	(10,626)
Amortization of debt financing costs and accretion of interest on non-interest-bearing subordinated notes	1,990	2,689
Loss on disposal of assets	428	533
Provision for obsolete expendable parts and supplies	41	419
Provision for doubtful accounts	575	(86)
Changes in assets and liabilities:
Receivables	1,908	530
Expendable parts and supplies	(1,675)	(3,379)
Prepaid expenses and other current assets	1,554	(17,243)
Accounts payable	29,673	(17,336)
Accrued liabilities	7,625	3,547

Net cash provided by operating activities	104,492	74,727

Cash flows from investing activities:
Capital expenditures	(490,081)	(84,500)
Proceeds from sale of rotable spare parts	196	18
Withdrawal (deposit) of restricted cash	807	(46)
(Payments) net returns of lease and equipment deposits	(2,049)	406

Net cash used in investing activities	(491,127)	(84,122)

Cash flows from financing activities:
Proceeds from long-term debt	452,841	185,912
Principal payments on long-term debt	(75,496)	(152,995)
Debt financing costs	(10,086)	(3,377)
Repurchase of stock	(1,411)	(1,043)

Net cash provided by financing activities	365,848	28,497

Net change in cash and cash equivalents	(20,787)	19,102
Cash and cash equivalents at beginning of period	58,473	37,686

Cash and cash equivalents at end of period	$37,686	$56,788

Supplemental cash flow information
Cash paid for interest	$28,693	$43,798

Cash paid for income taxes—net	$196	$332

Supplemental non-cash investing and financing activities
Accrued capital expenditures	$418	$9,533

See accompanying notes to the consolidated financial statements.

MESA AIR GROUP, INC.

Notes to Consolidated Financial Statements

1.	Organization and Operations

The Company

Mesa Air Group, Inc. (“Mesa” or the “Company”) is a holding company whose principal subsidiary operates as a regional air carrier, providing scheduled passenger service. As of September 30, 2017, the Company served 110 cities in 37 states, the District of Columbia, Canada, Mexico, and the Bahamas and operated a fleet of 140 aircraft with approximately 611 daily departures.

The Company’s airline operations are conducted by its regional airline subsidiary, Mesa Airlines, Inc. (“Mesa Airlines”), providing services to major air carriers under capacity purchase agreements. Mesa Airlines operates as American Eagle (formerly US Airways Express) under a capacity purchase agreement with American Airlines, Inc. (“American”) and as United Express under a capacity purchase agreement with United Airlines, Inc. (“United”). All of the Company’s consolidated contract revenues for 2016 and 2017 were derived from operations associated with these two capacity purchase agreements.

The financial arrangements between the Company and its major airline partners involve a revenue-guarantee arrangement (i.e., a “capacity purchase agreement”). Under the capacity purchase agreements, the major airline generally pays a monthly guaranteed amount. Under the terms of these agreements, the major carrier controls marketing, scheduling, ticketing, pricing, and seat inventories. The Company receives a guaranteed payment based upon a fixed minimum monthly amount per aircraft, plus amounts related to departures and block hours flown, plus direct reimbursement for expenses, such as certain landing fees, and insurance; the major airline pays certain expenses directly to suppliers, such as fuel, ground operations and certain landing fees. The capacity purchase agreements reduce the Company’s exposure to fluctuations in passenger traffic, fare levels, and fuel prices.

American Capacity Purchase Agreements

As of September 30, 2017, the Company operated 64 CRJ-900 aircraft for American under a capacity purchase agreement. Unless otherwise extended or amended, the capacity purchase agreement for the aircraft expires between 2021 and 2025. In exchange for providing flights and all other services under the agreement, the Company receives a fixed monthly minimum amount per aircraft, plus certain additional amounts based upon the number of flights and block hours flown during the month. In addition, the Company may also receive incentives or pay penalties based upon the Company’s operational performance, including controllable on-time departure and controllable completion percentages. American also reimburses the Company for the actual amount incurred for certain items such as passenger liability and hull insurance, and aircraft property taxes. In addition, American also provides, at no cost to the Company, certain ground handling and customer service functions, as well as airport-related facilities and fuel. The Company also receives a monthly profit margin payment from American based on the number of aircraft operating. The capacity purchase agreement is subject to early termination for cause under specified circumstances and subject to the Company’s right to cure under certain conditions. American (formerly US Airways) has a 10.6% ownership interest in the Company on a fully-diluted basis. The related party amounts presented on the Consolidated Balance Sheets and Statements of Operations pertain to American.

United Capacity Purchase Agreement

As of September 30, 2017, the Company operated 20 CRJ-700 and 53 E-175 aircraft for United under a capacity purchase agreement. Subject to certain early termination rights, the capacity purchase agreement for each of the 20 CRJ-700 aircraft expires between August and December 2019. Subject to early termination rights, the capacity purchase agreement for 30 of the E-175 aircraft (owned by United) expires between June 2019 and August 2020, subject to United’s right to extend for four additional two-year terms (maximum of eight years). Subject to early termination rights, the capacity purchase agreement for 18 of the E-175 aircraft (owned by Mesa) expires between January 2028 and November 2028. During fiscal 2017, Mesa and United expanded the capacity purchase agreement to include an additional 12 E-175 aircraft (to be purchased by United) with the aircraft entering service through January 2018 for five-year terms, subject to United’s right to extend for four additional two-year terms (maximum of eight years). As of September 30, 2017, Mesa has taken delivery of seven E-175 aircraft, of which, five are in service. In exchange for performing the flight services under such agreement, the Company receives from United a fixed monthly minimum amount per aircraft, plus certain additional amounts based upon the number of flights and block hours flown during the month. Additionally, certain costs incurred by the Company in performing the flight services are “pass-through” costs, whereby United agrees to reimburse the Company for the actual amounts incurred for the following items: property tax per aircraft, landing fees, and additionally for the E-175 aircraft owned by United, heavy airframe and engine maintenance, landing gear, APUs and component maintenance. The Company also receives a profit margin based upon certain reimbursable costs under the agreement, as well as its operational performance in addition to a fixed profit margin. The capacity purchase agreement is also subject to early termination for cause under specified circumstances and subject to the Company’s right to cure under certain circumstances.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its wholly owned operating subsidiaries. Any reference in these notes to applicable guidance is meant to refer to the authoritative United States generally accepted accounting principles as found in the ASC and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ from those estimates.

Segment Information

The Company is organized as a single operating segment, whereby its chief operating decision maker assesses the performance of and allocates resources to the business as a whole.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash primarily includes deposits in trust accounts to collateralize letters of credit and to fund workers’ compensation claims, landing fees, and other business needs. Restricted cash is stated at cost, which approximates fair value.

The Company has an agreement with a financial institution for a $6.0 million letter of credit facility to issue letters of credit for landing fees, workers’ compensation insurance, and other business needs. Pursuant to such agreement, $3.5 million and $3.6 million of outstanding letters of credit are required to be collateralized by amounts on deposit as of September 30, 2016 and 2017, respectively, which are classified as restricted cash.

Expendable Parts and Supplies

Expendable parts and supplies are stated at the lower of cost (using the first-in, first-out method) or market, and are charged to expense as they are used. The Company provides an allowance for obsolescence for such parts and supplies over the useful life of its aircraft after considering the useful life of each aircraft fleet, the estimated cost of expendable parts expected to be on hand at the end of the useful life, and the estimated salvage value of the parts. This allowance was $1.2 million and $1.6 million as of September 30, 2016 and 2017, respectively.

Prepaid Expenses

Prepaid expenses consist primarily of the excess of aircraft lease payments over the straight-lined lease expense. The straight-lined lease expense is net of estimated rebates to be received from the lessor during the term of the agreements, contingent on the Company performing certain engine restorations.

Property and Equipment

Property and equipment are stated at cost, net of manufacturer incentives, and depreciated over their estimated useful lives to their estimated salvage values, which are 20% for aircraft and rotable spare parts, using the straight-line method.

Estimated useful lives of the various classifications of property and equipment are as follows:

Property and Equipment	Estimated Useful Life
Buildings	30 years
Aircraft	25 years from manufacture date
Flight equipment	7-20 years
Equipment	5-9 years
Furniture and fixtures	3-5 years
Vehicles	5 years
Rotable spare parts	Life of the aircraft or term of the lease, whichever is less
Leasehold improvements	Life of the aircraft or term of the lease, whichever is less

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may be impaired. The Company records an impairment loss if (i) the undiscounted future cash flows are found to be less than the carrying amount of the asset or asset group, and (ii) the carrying amount of the asset or asset group exceeds fair value. If an impairment loss has occurred, a charge is recorded to reduce the carrying amount of the asset to its estimated fair value. The Company recognized no impairment charges on property and equipment for the years ended September 30, 2016 and 2017.

Fair Value Measurements

The Company accounts for assets and liabilities in accordance with accounting standards that define fair value and establish a consistent framework for measuring fair value on either a recurring or a nonrecurring basis. Fair value is an exit price representing the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability.

The Company did not measure any of its assets or liabilities at fair value on a recurring or nonrecurring basis as of September 30, 2016 and 2017.

The carrying values of cash and cash equivalents, unrestricted cash, accounts receivable, and accounts payable included on the accompanying consolidated balance sheets approximated fair value at September 30, 2016 and 2017.

The fair value of the Company’s long-term debt was approximately $951.2 million as of September 30, 2016, as compared to the carrying amount of $923.5 million. The fair value of the Company’s long-term debt was approximately $975.0 million as of September 30, 2017, as compared to the carrying amount of $956.9 million. The fair value of the Company’s debt is determined using level 3 inputs.

Prepaid Maintenance Deposits

Prepaid maintenance deposits consist of payments made on a monthly basis to cover certain future maintenance events for leased flight equipment. The deposits are contractual obligations that are held in trust by the lessors. The deposits are only to be used to cover maintenance events, which include, among other things, c-checks, engine restoration events, engine life limited parts, landing gear repairs, and auxiliary power unit overhauls. The Company expenses the service as it is performed and receives reimbursement from the reserve trust account. The current portion is included in prepaid expenses and other current assets and the noncurrent portion is included in other assets on the consolidated balance sheet.

Debt Financing Costs

Debt financing costs consist of payments made to issue debt related to the purchase of aircraft, flight equipment, and certain flight equipment maintenance costs. The Company defers the costs and amortizes them over the term of the debt agreement. Debt financing costs related to a recognized debt liability are presented as a direct deduction from the carrying amount of the related long-term debt on the consolidated balance sheet. Debt financing costs with no related recognized debt liability are presented as assets, with the current portion included in prepaid expenses and other current assets and the noncurrent portion included in other assets on the consolidated balance sheet.

Unutilized Manufacturer Credits

Manufacturer credits received in connection with aircraft purchases that can be used for the future purchase of certain goods and services are recorded as a prepaid asset based on the value of the credits expected to be utilized, and the Company reduces the asset as the credits are utilized to fund such purchases. The current portion is included in prepaid expenses and other current assets and the noncurrent portion is included in other assets on the consolidated balance sheet.

Intangibles

Identifiable intangible assets consist of the American (formerly US Airways) customer relationship with a 25-year life, which is being amortized in a manner consistent with the timing and amount of cash flows that the Company expects to generate from this customer relationship.

In accordance with Accounting Standards Codification (“ASC”) 360, Property, Plant and Equipment, an intangible asset with a finite life that is being amortized is reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may be impaired. The Company records an impairment loss if the undiscounted future cash flows are found to be less than the carrying amount of the asset and if the carrying amount of the asset exceeds fair value. If an impairment loss has occurred, a charge is recorded to reduce the carrying amount of the asset to its estimated fair value.

Information about the intangible assets of the Company at September 30, 2016 and 2017, are as follows (in thousands):

	September 30,
	2016	2017
Customer relationship	$43,800	$43,800
Accumulated amortization	(31,693)	(32,076)

	$12,107	$11,724

Total amortization expense recognized was approximately $0.4 million for each of the years ended September 30, 2016 and 2017. The Company expects to record amortization expense of $0.4 million, $1.8 million, $1.5 million, $1.2 million, $1.0 million, and $5.8 million for 2018, 2019, 2020, 2021, 2022, and thereafter, respectively.

Other Assets

Other long-term assets primarily consist of noncurrent deferred reimbursed costs, debt financing costs, and prepaid maintenance deposits.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in future years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company records deferred tax assets for the value of benefits expected to be realized from the utilization of alternative minimum tax credit carryforwards, capital loss carryforwards, and state and federal net operating loss carryforwards. The Company periodically reviews these assets to determine the likelihood of realization. To the extent the Company believes some portion of the benefit may not be realizable, an estimate of the unrealized position is made and a valuation allowance is recorded. The Company and its consolidated subsidiaries file a consolidated federal income tax return.

Deferred Credits

Deferred credits consist of cost reimbursements from major airline partners related to aircraft modifications per revised capacity purchase agreements and costs associated with pilot training. The deferred credits are amortized on a straight-line basis as a component of revenue over the term of the respective capacity purchase agreements.

Other Noncurrent Liabilities

Other non-current liabilities consist of the remaining fair value adjustment for unfavorable aircraft operating leases related to a previous bankruptcy and related accounting. This adjustment to fair value is being amortized on a straight-line basis over the remaining initial lease terms for these aircraft. During each of the years ended September 30, 2016 and 2017, the Company recorded amortization of this unfavorable lease liability of $6.8 million as a reduction of lease expense.

Revenue Recognition

Under the Company’s capacity purchase agreements, the major airline generally pays a fixed monthly minimum amount per aircraft, plus certain additional amounts based upon the number of flights and block hours flown. The contracts also include reimbursement of certain costs incurred by the Company in performing flight services. These costs, known as “pass-through costs,” may include passenger and hull insurance, aircraft property taxes, as well as landing fees, catering and additionally for the E-175 aircraft owned by United, heavy airframe and engine maintenance, landing gear, APUs and component maintenance. The Company records reimbursement of pass-through costs as pass-through and other revenue in the consolidated statements of operations as service is provided. In addition, the Company’s major airline partners also provide, at no cost to the Company, certain ground handling and customer service functions, as well as airport-related facilities and gates at their hubs and other cities. Services and facilities provided by major airline partners at no cost to the Company are presented net in the Company’s consolidated financial statements; hence, no amounts are recorded for revenue or expense for these items. The contracts also include a profit component that may be determined based on a percentage of profits on the Company flown flights, a profit margin on certain reimbursable costs, as well as a profit margin, incentives and penalties based on certain operational benchmarks. The Company recognizes revenue under its capacity purchase agreements when the transportation is provided, including an estimate of the profit component based upon the information available at the end of the accounting period. All revenue recognized under these contracts is presented at the gross amount billed.

Under the Company’s capacity purchase agreements with American and United, the Company receives guaranteed monthly revenue for each aircraft under contract, a fixed fee for each block hour or flight actually flown and reimbursement of certain direct operating expenses. The amount deemed to be rental income during fiscal 2016 and 2017 was $190.1 million and $217.6 million, respectively, and has been included in contract revenue on the Company’s consolidated statements of operations. The Company has not separately stated aircraft rental income and aircraft rental expense in the consolidated statements of operations since the use of the aircraft is not a separate activity of the total service provided.

The American and United capacity purchase agreements contain an option that allows the major airlines to assume the contractual responsibility for procuring and providing the fuel necessary to operate the flights that the Company operates for them. Both airlines have exercised this option and therefore at this time, Mesa does not recognize fuel expense or revenue for fuel on passenger flight services.

Maintenance Expense

The Company operates under a Federal Aviation Administration (FAA) approved continuous inspection and maintenance program. The Company uses the direct expense method of accounting for its maintenance of regional jet engine overhauls, airframe, landing gear, and normal recurring maintenance wherein the expense is recognized when the maintenance work is completed, or over the period of repair, if materially different. For leased aircraft, the Company is subject to lease return provisions that require a minimum portion of the “life” of an overhaul be remaining on the engine at the lease return date. The Company estimates the cost of maintenance lease return obligations and accrues such costs over the remaining lease term when the expense is probable and can be reasonably estimated.

Engine overhaul expense totaled $90.9 million and $63.7 million for the years ended September 30, 2016 and 2017, respectively, and airframe check expense totaled $13.2 million and $22.6 million for the years ended September 30, 2016 and 2017, respectively.

Correction of immaterial misstatement

Subsequent to the issuance of the Company’s 2016 consolidated financial statements, management determined that a payment the Company received in 2017 of $4.6 million from a former vendor for engine maintenance support credits should have been recorded as a receivable and a reduction in engine maintenance expense in prior years, and also identified other minor prior period adjustments for under-accrued property tax. Accordingly, the Company made a prior period adjustment to increase retained earnings by $2.3 million as of September 30, 2015 and adjusted accounts receivable, accrued property taxes, and deferred tax liability (for related income tax effects) as of September 30, 2016, to correct such amounts. These adjustments had no effect on the Company’s previously-reported results of operations or net cash flows from operating, investing, or financing activities for the year ended September 30, 2016. The Company evaluated these adjustments considering both quantitative and qualitative factors and concluded they were immaterial to previously issued financial statements.

3.	Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). The standard establishes a new recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company may adopt the requirements of ASU 2014-09 using either of two acceptable methods: (1) retrospective adoption to each prior period presented with the option to elect certain practical expedients; or (2) adoption with the cumulative effect recognized at the date of initial application and providing certain disclosures. In July 2015, the FASB approved a one-year deferral of the effective date of the new standard, making it effective for our reporting periods beginning October 1, 2018. The Company is currently evaluating the potential impact of the adoption of this new guidance on its financial position or results of operations, including the method of adoption to be used.

In August 2014, The FASB issued ASU No. 2014-15, Presentation of Financial Statements—Going Concern: Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Topic 205), which provides guidance on determining when and how to disclose going-concern uncertainties in the condensed consolidated financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date the consolidated financial statements are issued. An entity must provide certain disclosure if “conditions or events raise substantial doubt about the entity’s ability to continue as a going concern.” The update applies to all entities and is effective for annual periods ending after December 15, 2016, and interim periods thereafter. The Company adopted this ASU in fiscal year 2017, and the adoption did not have a material impact on the consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”), which provides guidance requiring lessees to recognize a right-of-use asset and a lease liability on the balance sheet for substantially all leases, with the exception of short-term leases. Leases will be classified as either financing or operating, with classification affecting the pattern of expense recognition in the statement of income. The guidance is effective for annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the potential impact of the adoption of this new guidance on its consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718)—Improvements to Employee Share-Based Payment Accounting, which simplifies several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. The guidance is effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Company is currently evaluating the potential impact of the adoption of this new guidance on its consolidated financial statements.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (a consensus of the FASB Emerging Issues Task Force), which clarifies how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The new standard is effective for fiscal years beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the impact that the standard will have on the consolidated statements of cash flows. Further, in November 2016, the FASB issued ASU No. 2016-18 that requires restricted cash and cash equivalents to be included with cash and cash equivalents on the statement cash flows. The new standard is effective for fiscal years beginning after December 15, 2017, with early adoption permitted. The Company has restricted cash of $3.6 million as of September 30, 2017 and intends to adopt the new guidance in fiscal 2019.

4.	Concentrations

At September 30, 2017, the Company had capacity purchase agreements with American and United. All of the Company’s consolidated revenue for fiscal 2016 and 2017 and accounts receivable at the end of each of these years was derived from these agreements. The terms of both the American and United capacity purchase agreements are not aligned with the lease obligations on the aircraft performing services under such agreements.

Amounts billed by the Company under capacity purchase agreements are subject to the Company’s interpretation of the applicable capacity purchase agreement and are subject to audit by the Company’s partners. Periodically, the Company’s major airline partners dispute amounts billed and pay amounts less than the amount billed. Ultimate collection of the remaining amounts not only depends upon the Company prevailing under audit, but also upon the financial well-being of the major airline partner. As such, the Company periodically reviews amounts past due and records a reserve for amounts estimated to be uncollectible. The allowance for doubtful accounts was $0.6 million and $0.7 million at September 30, 2016 and 2017, respectively. If the Company’s ability to collect these receivables and the financial viability of our partners is materially different than estimated, the Company’s estimate of the allowance could be materially impacted.

American accounted for approximately 64% and 56% of the Company’s total revenue in fiscal 2016 and 2017, respectively. United accounted for approximately 36% and 44% of the Company’s revenue in fiscal 2016 and 2017, respectively. A termination of either the American or the United capacity purchase agreement would have a material adverse effect on the Company’s business prospects, financial condition, results of operations, and cash flows.

5.	Prepaid expenses and other current assets

Prepaid expenses and other current assets as of September 30, 2016 and 2017, consists of the following (in thousands):

	September 30,
	2016	2017
Prepaid aircraft rent	$32,397	$53,645
Unutilized manufacturer credits	4,180	—
Deferred reimbursed costs	1,237	1,863
Maintenance deposits	400	3,529
Other	4,303	2,488

Total prepaid expenses and other current assets	$42,517	$61,525

6.	Property and Equipment

Property and equipment as of September 30, 2016 and 2017, consists of the following (in thousands):

	September 30,
	2016	2017
Aircraft and other flight equipment substantially pledged	$1,293,438	$1,388,990
Other equipment	3,817	3,383
Leasehold improvements	2,693	2,746
Vehicles	728	744
Building	699	699
Furniture and fixtures	384	251

Total property and equipment	1,301,759	1,396,813
Less accumulated depreciation and amortization	(148,409)	(204,365)

Property and equipment—net	$1,153,350	$1,192,448

Depreciation and amortization expense totaled approximately $45.6 million and $60.7 million for the years ended September 30, 2016 and 2017, respectively.

7.	Other Assets

Other assets at September 30, 2016 and 2017, consists of the following (in thousands):

	September 30,
	2016	2017
Noncurrent deferred reimbursed costs, net	$3,672	$4,249
Noncurrent debt financing costs, net	1,791	841
Noncurrent prepaid maintenance deposits	2,884	588
Other items	15	15

Total other assets	$8,362	$5,693

8.	Other Accrued Expenses

Other accrued expenses at September 30, 2016 and 2017, were as follows (in thousands):

	September 30,
	2016	2017
Accrued property taxes	$5,756	$6,484
Accrued interest	3,901	4,036
Accrued vacation	2,464	2,663
Accrued wheels, brakes and tires	1,328	2,477
Other	6,701	8,269

Total accrued expenses	$20,150	$23,929

9.	Long-Term Debt and Other Borrowings

Long-term debt as of September 30, 2016 and 2017, consists of the following (in thousands):

	September 30,	September 30,
	2016	2017
Notes payable to financial institution, collateralized by the underlying aircraft, due 2019(1)(2)	$90,408	$58,254
Notes payable to financial institution, collateralized by the underlying aircraft, due 2022(3)(4)	135,094	113,611
Notes payable to financial institution, collateralized by the underlying aircraft, due 2024(5)	92,820	82,776
Senior and subordinated notes payable to secured parties, collateralized by the underlying aircraft, due 2027(6)	147,883	137,028
Notes payable to secured parties, collateralized by the underlying aircraft, due 2028(7)	242,680	226,399
Senior and subordinated notes payable to secured parties, collateralized by the underlying aircraft, due 2028(8)	194,494	181,115
Notes payable to financial institution, collateralized by the underlying equipment, due 2022(9)	0	93,031
Notes payable to financial institution, collateralized by the underlying equipment, due 2020(10)	6,635	4,976
Notes payable to financial institution due 2020(11)	8,421	6,390
Notes payable to financial institution, collateralized by the underlying equipment, due 2020(12)	5,054	9,158
Notes payable to financial institution due 2019(13)	0	18,530
Working capital draw loan, collateralized by certain flight equipment and spare parts(14)	0	25,650

Total long-term debt	923,489	956,918
Less current portion	(109,901)	(140,466)
Less unamortized debt issuance costs	(10,473)	(12,578)

Long-term debt—excluding current portion	$803,115	$803,874

(1)	In fiscal 2005, the Company permanently financed five CRJ-900 aircraft with $118 million in debt. The debt bears interest at the monthly London InterBank Offered Rate (“LIBOR”), plus 3% (4.232% at September 30, 2017) and requires monthly principal and interest payments.
(2)	In fiscal 2004, the Company permanently financed five CRJ-700 and six CRJ 900 aircraft with $254.7 million in debt. The debt bears interest at the monthly LIBOR plus 3% (4.232% at September 30, 2017) and requires monthly principal and interest payments.

(3)	In fiscal 2007, the Company permanently financed three CRJ-900 and three CRJ-700 aircraft for $120.3 million. The debt bears interest at the monthly LIBOR plus 2.25% (3.482% at September 30, 2017) and requires monthly principal and interest payments.
(4)	In fiscal 2014, the Company permanently financed 10 CRJ-900 aircraft for $88.4 million. The debt bears interest at the monthly LIBOR plus a spread ranging from 1.95% to 7.25% (3.182% to 8.482% at September 30, 2017) and requires monthly principal and interest payments.
(5)	In fiscal 2014, the Company permanently financed eight CRJ-900 aircraft with $114.5 million in debt. The debt bears interest at 5% and requires monthly principal and interest payments.
(6)	In fiscal 2015, the Company financed seven CRJ-900 aircraft with $170.2 million in debt. The senior notes payable of $151 million bear interest at monthly LIBOR plus 2.71% (3.942% at September 30, 2017) and require monthly principal and interest payments. The subordinated notes payable are noninterest-bearing and become payable in full on the last day of the term of the notes. The Company has imputed an interest rate of 6.25% on the subordinated notes payable and recorded a related discount of $8.1 million, which is being accreted to interest expense over the term of the notes.
(7)	In fiscal 2016, the Company financed 10 E-175 aircraft with $246 million in debt under an EETC financing arrangement (see discussion below). The debt bears interest ranging from 4.75% to 6.25% and requires semi-annual principal and interest payments.
(8)	In fiscal 2016, the Company financed eight E-175 aircraft with $195.3 million in debt. The senior notes payable of $172 million bear interest at the three-month LIBOR plus a spread ranging from 2.20% to 2.32% (3.533% to 3.654% at September 30, 2017) and require quarterly principal and interest payments. The subordinated notes payable bear interest at 4.50% and require quarterly principal and interest payments.
(9)	In fiscal 2017, the Company financed certain flight equipment with $99.1 million in debt. The debt bears interest at the monthly LIBOR (rounded to the nearest 16th) plus 7.25% (8.50% at September 30, 2017) and requires monthly principal and interest payments.
(10)	In fiscal 2015, the Company financed certain flight equipment with $8.3 million in debt. The debt bears interest at 5.163% and requires monthly principal and interest payments.
(11)	In fiscal 2015 and 2016, the Company financed certain flight equipment maintenance costs with $10.2 million in debt. The debt bears interest at the monthly LIBOR plus 3.07% (4.302% at September 30, 2017) and requires quarterly principal and interest payments.
(12)	In fiscal 2016 and 2017, the Company financed certain flight equipment maintenance costs with $11.9 million in debt. The debt bears interest at the three-month LIBOR plus a spread ranging from 2.93% to 2.96% (4.264% to 4.294% at September 30, 2017) and requires quarterly principal and interest payments. The debt is subject to a fixed charge ratio covenant. As of September 30, 2017, the Company was in compliance with this covenant.
(13)	In fiscal 2017, the Company financed certain flight equipment maintenance costs with $25 million in debt. The debt bears interest at the three-month LIBOR plus 3.30% (4.634% at September 30, 2017) and requires quarterly principal and interest payments. The debt is subject to a fixed charge ratio covenant. As of September 30, 2017, the Company was in compliance with this covenant.
(14)	In fiscal 2016, the Company obtained a $35 million working capital draw loan, which terminates in August 2019. Interest is assessed on drawn amounts at one month LIBOR plus 4.25% (5.482% at September 30, 2017). The line was drawn upon during fiscal 2017. The working capital draw loan is subject to an interest and rental coverage ratio covenant. As of September 30, 2017, the Company was in compliance with this covenant.

Principal maturities of long-term debt as of September 30, 2017, for each of the next five years are as follows (in thousands):

Years Ending September 30	Total Principal Amount
2018	$140,466
2019	$154,472
2020	$111,635
2021	$102,751
2022	$111,235

The net book value of collateralized equipment as of September 30, 2017 is $1,126.1 million.

In December 2015, an Enhanced Equipment Trust Certificate (“EETC”) pass-through trust was created to issue pass-through certificates to obtain financing for new E-175 aircraft. Mesa has $226.4 million of equipment notes outstanding issued under the EETC financing included in long-term debt on the consolidated balance sheets. The structure of the EETC financing consists of a pass-through trust created by Mesa to issue pass-through certificates, which represent fractional undivided interests in the pass-through trust and are not obligations of Mesa.

The proceeds of the issuance of the pass-through certificates were used to purchase equipment notes which were issued by Mesa and secured by its aircraft. The payment obligations under the equipment notes are those of Mesa. Proceeds received from the sale of pass-through certificates were initially held by a depositary in escrow for the benefit of the certificate holders until Mesa issued equipment notes to the trust, which purchased such notes with a portion of the escrowed funds.

The Company records the debt obligation upon issuance of the equipment notes rather than upon the initial issuance of the pass-through certificates. Mesa received all proceeds from the pass-through trust during fiscal 2016.

Mesa evaluated whether the pass-through trust formed for its EETC financing is a Variable Interest Entity (“VIE”) and required to be consolidated. The pass-through trust was determined to be a VIE, however, the Company has determined that it does not have a variable interest in the pass-through trust, and therefore, has not consolidated the pass-through trust with its financial statements.

10.	Earnings Per Share and Equity

Calculations of net income per common share attributable to Mesa Air Group are as follows (in thousands, except per share data):

	For the years ended September 30,
	2016	2017
Net income attributable to Mesa Air Group	$14,920	$32,828

Basic weighted average common shares outstanding	3,823	4,368
Add: Incremental shares for:
Dilutive effect of warrants	5,786	4,945
Dilutive effect of restricted stock	98	37

Diluted weighted average common shares outstanding	$9,707	$9,350

Net income per common share attributable to Mesa Air Group Corporation:
Basic	$3.90	$7.52

Diluted	$1.54	$3.51

Basic income per common share is computed by dividing net income attributable Mesa Air Group Corporation by the weighted average number of common shares outstanding during the period.

11.	Common Stock

The Company has issued warrants to third parties, which had a five-year term to be converted to common stock at an exercise price of $0.01 per share. Outstanding warrants to purchase shares of common stock are held by persons who are not U.S. citizens. The warrants are not exercisable due to restrictions imposed by federal law requiring that no more than 24.9% of our stock be voted, directly or indirectly, or controlled by persons who are not U.S. citizens. The warrants can be converted to common stock upon warrant holders demonstrating U.S. citizenship. During fiscal 2016, we extended the term of outstanding warrants set to expire that year for two years (through fiscal year 2018), and any such warrants not extended were forfeited. In fiscal 2014, 100,000 warrants were issued to a third party, which had a five-year term to be converted to common stock at an exercise price of $8.00 per share.

Holders of the Company’s common stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds, subject to preferences that may be applicable to any then-outstanding preferred stock and limitations under the Company’s Investor Rights Agreement, RASPRO Lease Facility, GECAS Lease Facility and Nevada law.

12.	Income Taxes

Income tax expense for the years ended September 30, 2016 and 2017, consists of the following (in thousands):

	September 30,
	2016	2017
Current:
Federal	$—	$—
State	413	359

	413	359

Deferred:
Federal	8,982	17,713
State	531	2,802

	9,513	20,515

Total
Federal	8,982	17,713
State	944	3,161

Income tax expense	$9,926	$20,874

The difference between the actual income tax expense and the statutory tax expense (computed by applying the U.S. federal statutory income tax rate of 35% to income before income taxes) for the years ended September 30, 2016 and 2017 is as follows (in thousands):

	2016	2017
Statutory tax expense	$8,696	$18,796
Increase in income taxes resulting from:	792	1,397
State taxes, net of federal tax benefit	71	92
Permanent items	249	531
Change in valuation allowance	(673)	(353)
Impact of change in rates on deferred tax assets	380	409
Expired tax attributes	411	2
Other	—	—

Income tax expense	$9,926	$20,874

As of September 30, 2016 and 2017, the Company’s deferred tax assets and liabilities were as follows (in thousands):

	September 30,
	2016	2017
Deferred tax assets	$116,242	$136,805
Deferred tax liabilities	(150,108)	(190,655)
Valuation allowance	(2,055)	(2,586)

Net deferred tax liabilities	$(35,921)	$(56,436)

As of September 30, 2016 and 2017, the Company has alternative minimum tax credit carryforwards of approximately $2.5 million that do not expire. The Company also has federal and state net operating loss carryforwards of approximately $299.8 million and $172.3 million, respectively, that expire in years 2027—2036 (federal) and 2018—2037 (state).

Under ASC 740-10, Income Taxes, the tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The beginning and ending balance of unrecognized tax benefits for the year ended September 30, 2016, was $7.5 million. The beginning and ending balance of unrecognized tax benefits for the year ended September 30, 2017, was $7.5 million. The Company is subject to taxation in the U.S. and various states. As of September 30, 2017, the Company is no longer subject to U.S. federal or state examinations by taxing authorities for years prior to 1998.

Subsequent to our fiscal year end, the U.S. Senate joined the U.S. House of Representatives in passing tax reform legislation. Reconciliation of the provisions in the U.S. Senate bill and the U.S. House of Representatives bill concluded on December 20, 2017. On December 22, 2017, the President signed into law the Tax Cuts and Jobs Act (“Act”). The Act incorporates several new provisions into the law that will have an impact on the Company’s financial statements. Most notably, the Act will decrease the Company’s federal income tax rate, resulting in a tax benefit due to the re-measurement of the Company’s deferred tax assets and liabilities. The Company’s federal income tax rate for the year ended September 30, 2017 is 35%; however, it is expected that the Company’s federal income tax rate will decrease to approximately 24.5% for the year ended September 30, 2018, and will be 21% for each subsequent fiscal year. It is estimated that the Company will recognize an income tax benefit within the range of $20 million to $25 million in the first quarter of fiscal 2018 as a result of the tax effect of reducing the net deferred income tax liability due to the tax reform legislation.

Additional provisions in the Act that will affect the Company’s financial statements include full expensing of the cost of qualified property acquired and placed in service after September 27, 2017 and before January 1, 2023, refundable minimum tax credits over a four year period, net interest expense deductions limited to thirty percent of earnings before interest, taxes, depreciation, and amortization through 2021 and of earnings before interest and taxes thereafter, and net operating losses incurred in tax years beginning after December 31, 2017 are only allowed to offset a taxpayer’s taxable income by eighty percent, but those net operating losses are allowed to be carried forward indefinitely with no expiration. The Company is still evaluating the impact of these provisions.

13.	Share-Based Compensation

Restricted Stock

The Company’s Board of Directors is authorized to issue 1,000,000 shares of common stock to management. All management shares are subject to a three to five-year vesting schedule, with the initial vesting date on March 1, 2012. On January 23 2017, the Company’s Board of Directors was authorized to issue an additional 50,000 shares of common stock for issuance to management and directors. The Company has the right to withhold shares to satisfy tax withholding obligations and the withheld shares become available for future grants. The shares are valued at grant date based upon recent share transactions. As of September 30, 2017, approximately 57,936 shares are available to grant. Since inception of the plans, 992,064 shares have been granted and 681,763 shares have vested.

The restricted stock activity for the years ended September 30, 2016 and 2017 is summarized as follows:

	Number of Shares	Weighted- Average Grant Date Fair Value
Restricted shares unvested at September 30, 2015	382,500	$13.09

Granted	140,531	11.66
Vested	(210,100)	11.36
Forfeited	(10,000)	17.00

Restricted shares unvested at September 30, 2016	302,931	13.49

Granted	100,646	11.34
Vested	(93,276)	12.65
Forfeited	—	—

Restricted shares unvested at September 30, 2017	310,301	13.05

Stock Appreciation Rights

In 2014, the Company implemented a share-based payment plan under which certain executives and directors are eligible to receive grants of SARs (the “SARs Plan”). The SARs provide a participant with the right to receive the aggregate appreciation in stock price over the market price of the Company’s common stock at the date of grant, payable in cash. The participant may exercise his or her SARs quarterly after the grant is vested but no later than 10 years after the date of grant. The SARs awards vest ratably over a three year period from the date of grant. The Company has elected to use the intrinsic value method to account for its share-based payment awards that are payable in cash, and therefore classified as liability awards. Under the intrinsic value method, the compensation expense associated with these awards is measured by the difference between the exercise price of the SAR and the estimated fair value of the Company’s common stock on the valuation date and is recognized ratably over the vesting period. Upon the exercise of a SAR, compensation cost is adjusted to the amount of the cash payment. The Company estimates the fair value of its common stock based on recent share transactions. The Company has authorized 2,000,000 shares available under this plan and has granted 1,681,997 since inception of the plan. Since inception of the plan, 1,225,992 of SARs have vested and 835,333 of SARs have been exercised.

The SARs activity for the years ended September 30, 2016 and 2017 is summarized as follows:

	Number of Shares	Weighted-Average Intrinsic Value Per Share
SARs unvested at September 30, 2015	949,000	$9.14

Granted	331,000	—
Vested	(310,667)	8.99
Forfeited	(80,000)	6.49

SARs unvested at September 30, 2016	889,333	2.97

Granted	153,664	—
Vested	(584,325)	4.90
Forfeited	(2,667)	—

SARs unvested at September 30, 2017	456,005	—

As of September 30, 2016 and 2017, there was $4.7 million and $3.6, respectively, of total unrecognized compensation cost related to unvested share-based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 1.8 years from the grant date.

Compensation cost for share-based awards are recognized on a straight-line basis over the vesting period. Share-based compensation expense for the years ended September 30, 2016 and 2017 was $4.7 million and $2.3 million, respectively and recorded in general and administrative expenses in the consolidated statements of income.

14.	Retirement Plans

The Company has a 401(k) plan covering all employees (the “401(k) Plan”). Under the 401(k) Plan, employees may contribute up to 85% of their pretax annual compensation, subject to certain Internal Revenue Code limitations. Employer contributions are made at the discretion of the Company. During the years ended September 30, 2016 and 2017, the Company made matching contributions of 30% of employee contributions up to 10% of annual employee compensation. The employee vests 20% per year in employer contributions. Employees become fully vested in employer contributions after completing six years of employment. In July 2017, the Company amended its 401(k) plan to revise the matching and vesting components for its pilots. The Company matches 50% of pilot contributions up to 6% (and up to 10% for pilots with 10 years or more employment). The pilot vests 25% per year in employer contribution and becomes fully vested in employer contributions after completing four years of employment. The expense recognized for contributions by the Company to the 401(k) Plan for the years ended September 30, 2016 and 2017 was approximately $1.0 million and $1.2 million, respectively.

15.	Commitments

At September 30, 2017, the Company leased 37 aircraft under noncancelable operating leases with remaining terms of up to seven years. The Company has the option to terminate certain leases at various times throughout the lease. The Company headquarters and other facility noncancelable operating leases have remaining terms of up to nine years. The leases require the Company to pay all taxes, maintenance, insurance, and other operating expenses. Rental expense is recognized on a straight-line basis over the lease term, net of lessor rebates and other incentives. Aggregate rental expense under all operating aircraft, equipment and facility leases totaled approximately $84.8 million and $83.8 million for the years ended September 30, 2016 and 2017, respectively.

Future minimum lease payments as of September 30, 2017, under noncancelable operating leases are as follows (in thousands):

Years Ended September 30	Aircraft	Other	Total
2018	$94,407	$2,778	$97,185
2019	71,739	1,866	73,605
2020	45,812	1,880	47,692
2021	47,274	1,253	48,527
2022	32,551	1,281	33,832
Thereafter	24,267	4,013	28,280

Total	$316,050	$13,071	$329,121

The majority of the Company’s leased aircraft are leased through trusts that have a sole purpose to purchase, finance, and lease these aircraft to the Company; therefore, they meet the criteria of a variable interest entity. However, since these are single-owner trusts in which the Company does not participate, the Company is not at risk for losses and is not considered the primary beneficiary. Management believes that the Company’s maximum exposure under these leases is the remaining lease payments.

Under the Company’s lease agreements, the Company typically agrees to indemnify the equity/owner participant against liabilities that may arise due to changes in benefits from tax ownership of the respective leased aircraft. The terms of these contracts range up to 18.5 years. The Company did not accrue any liability relating to the indemnification to the equity/owner participant because the probability of this occurring is not reasonably estimable.

In accordance with the aircraft and certain engine leases, the Company must comply with certain maintenance conditions upon return of the assets or the Company will incur a liability.

16.	Contingencies

The Company is involved in various legal proceedings (including, but not limited to, insured claims) and FAA civil action proceedings that the Company does not believe will have a material adverse effect upon its business, financial condition, or results of operations, although no assurance can be given to the ultimate outcome of any such proceedings.

17.	Subsequent Events

Subsequent to September 30, 2017, the Company amended an agreement with an aircraft lessor to defer up to $29.3 million of payments originally due in December 2017 through March 2018. Deferred amounts are charged 7.5% interest per annum and are repaid through December 2021.

Subsequent to year end, the Company refinanced $41.9 million of debt on nine CRJ-900 aircraft (due between 2019 and 2022) with $74.9 million of debt, resulting in net cash proceeds to the Company of $30.5 million after transaction related fees. The refinanced debt requires quarterly payments of principal and interest through fiscal 2022 bearing interest at LIBOR plus a spread ranging from 3.50% to 4.50%.

Subsequent to year end, Mesa Airlines entered into an amendment relating to the $35 million working capital draw loan to lower the consolidated interest and rental coverage ratio through the term of the agreement.

Subsequent to year end, Mesa Airlines entered into an amendment of the fiscal 2016 and 2017 flight equipment debt to, among other things, lower the fixed charge ratio covenant and provide for $1 million in mandatory principal prepayments over each of the next five fiscal quarters beginning on September 30, 2018.

The Company has evaluated subsequent events through January 2018, the date these consolidated financial statements were originally issued, and has updated such evaluation for disclosure purposes through May 3, 2018, the date the consolidated financial statements were reissued, and included all required adjustments or disclosures within these consolidated financial statements.

            Shares

Common Stock

PROSPECTUS

RAYMOND JAMES	BofA Merrill Lynch

                    , 2018

PART II

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the SEC registration fee and the FINRA filing fee.

Item	Amount
SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Legal fees and expenses		*
Accounting fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Mesa Air Group, Inc., Inc. is a Nevada corporation. Nevada corporate law provides us with the power to indemnify any of our directors or officers. Either the director or officer acted in good faith and in a manner which he or she reasonably believed to be in, or not opposed to, our best interests or such director or officer is not liable pursuant to NRS 78.138. Under NRS 78.138, a director or officer is not liable unless it is proven that his or her act or failure to act constituted a breach of his or her fiduciary duties as an officer or director and such breach involved intentional misconduct, fraud or a knowing violation of law. Our amended and restated articles of incorporation to be in effect immediately prior to the consummation of this offering compel indemnification of our directors and officers and permits indemnification of our employees and other agents, in each case to the maximum extent permitted by Nevada law, and our amended and restated bylaws to be in effect immediately prior to the consummation of this offering provide for indemnification of our directors, officers, employees and other agents to the maximum extent permitted by Nevada law. In addition, we have entered into indemnification agreements with our directors and named executive officers containing provisions which are in some respects broader than the specific indemnification provisions contained in Nevada law. The indemnification agreements may require us, among other things, to indemnify our directors and officers against certain liabilities that may arise by reason of their status or service as directors and officers and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. Reference is also made to Section      of the underwriting agreement to be filed as Exhibit      hereto, which provides for indemnification by the underwriter of our officers and directors against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities

During the last three years, we granted equity awards for an aggregate of 678,898 shares of our common stock to employees and directors under our 2011 Plan, 2017 Plan, RSU Plan and SAR Plan, which includes 17,444 shares that were subsequently forfeited and 213,437 shares that were subsequently repurchased.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

There were no underwriters employed in connection with any of the transactions set forth in Item 15.

Item 16.	Exhibits and Financial Statements

See the Exhibit Index beginning on page II-5, which follows the signature pages hereof and is incorporated herein by reference.

Item 17.	Undertakings

The undersigned registrant hereby undertakes that:

(1) insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue; and

(2) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(3) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Phoenix, State of Arizona, on the      day of                 , 2018.

MESA AIR GROUP, INC.

By:
Jonathan G. Ornstein Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jonathan G. Ornstein and Michael J. Lotz, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Registration Statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought, and to file the same, with all exhibits thereto and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the dates indicated.

Signature	Title	Date

Jonathan G. Ornstein	Chairman and Chief Executive Officer (principal executive officer)	, 2018

Michael J. Lotz	President and Chief Financial Officer (principal financial and accounting officer)	, 2018

Daniel J. Altobello	Director	, 2018

Ellen N. Artist	Director	, 2018

Mitchell Gordon	Director	, 2018

Dana J. Lockhart	Director	, 2018

G. Grant Lyon	Director	, 2018

Giacomo Picco	Director	, 2018

Harvey Schiller	Director	, 2018

Don Skiados	Director	, 2018

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

2.1	Third Amended Joint Plan of Reorganization of the Registrant and Affiliated Debtors Under Chapter 11 of the Bankruptcy Code, effective February 27, 2011

3.1	Amended and Restated Articles of Incorporation of the Registrant, currently in effect

3.2	Amended and Restated Bylaws of the Registrant, currently in effect

3.3*	Form of Amended and Restated Articles of Incorporation of the Registrant, to be in effect upon the closing of the offering

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the closing of the offering

4.1*	Form of Common Stock Certificate

4.2	Investor Rights Agreement between the Registrant and US Airways, Inc., dated March 1, 2011

4.3.1	Shareholders’ Agreement between the Registrant and US Airways, Inc., dated March 1, 2011

4.3.2	Letter Agreement between the Registrant and US Airways, Inc., dated February 27, 2014

4.3.3	Letter Agreement between the Registrant and US Airways, Inc., dated March 22, 2017

4.3.4	Amended and Restated Shareholders’ Agreement among the Registrant, Penguin Lax, Inc. and P Marblegate Ltd., dated December 2017

4.3.5	Amended and Restated Shareholders’ Agreement between the Registrant and Citigroup Global Markets Inc., dated June 1, 2016

5.1*	Opinion of Brownstein Hyatt Farber Schreck LLP, Las Vegas, Nevada

5.2*	Opinion of DLA Piper LLP (US)

10.1+	Mesa Air Group, Inc. 2011 Stock Incentive Plan and related forms of agreement

10.2+	Mesa Air Group, Inc. 2017 Stock Plan and related forms of agreement

10.3+	Mesa Air Group, Inc. Restricted Phantom Stock Units Plan and related forms of agreement

10.4.1+	Mesa Air Group, Inc. Amended and Restated Stock Appreciation Rights Plan and related forms of agreement

10.4.2+	Amendment. No. 1 to the Mesa Air Group, Inc. Amended and Restated Stock Appreciation Rights Plan, dated April 21, 2015

10.5*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers

10.6*	Amended and Restated Employment Agreement between the Registrant and Jonathan G. Ornstein, dated

Exhibit Number	Description

10.7*	Amended and Restated Employment Agreement between the Registrant and Michael J. Lotz, dated

10.8*	Amended and Restated Employment Agreement between the Registrant and Brian S. Gillman, dated

10.9.1*	Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and United Airlines, Inc., dated August 27, 2013

10.9.2*	First Amendment to the Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and United Airlines, Inc., dated September 12, 2014

10.9.3*	Second Amendment to the Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and United Airlines, Inc., dated October 2, 2015

10.9.4*	Third Amendment to the Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and United Airlines, Inc., dated January 1, 2015

10.9.5*	Fourth Amendment to the Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and United Airlines, Inc., dated November 13, 2015

10.9.6*	Fifth Amendment to the Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and United Airlines, Inc., dated December 14, 2015

10.9.7*	Sixth Amendment to the Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and United Airlines, Inc., dated December 1, 2015

10.9.8*	Seventh Amendment to the Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and United Airlines, Inc., dated August 1, 2016

10.9.9*	Eighth Amendment to the Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and United Airlines, Inc., dated June 6, 2016

10.9.10*	Ninth Amendment to the Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and United Airlines, Inc., dated February 9, 2017

10.9.11*	Tenth Amendment to the Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and United Airlines, Inc., dated May 3, 2017

10.9.12*	Eleventh Amendment to the Capacity Purchase Agreement among the Registrant, Mesa Airlines, Inc. and United Airlines, Inc., dated 2018

10.10.1*	Code Share and Revenue Sharing Agreement between the Registrant and America West Airlines, Inc. dated March 20, 2001

10.10.2*	First Amendment to Code Share and Revenue Sharing Agreement between the Registrant and America West Airlines, Inc., dated April 27, 2001

10.10.3*	Second Amendment to Code Share and Revenue Sharing Agreement between the Registrant and America West Airlines, Inc., dated October 24, 2002

10.10.4*	Third Amendment to Code Share and Revenue Sharing Agreement between the Registrant and America West Airlines, Inc., dated December 2002

10.10.5*	Fourth Amendment to Code Share and Revenue Sharing Agreement between the Registrant and America West Airlines, Inc., dated September 5, 2003

10.10.6*	Fifth Amendment to Code Share and Revenue Sharing Agreement between the Registrant and America West Airlines, Inc., dated January 28, 2005

Exhibit Number	Description

10.10.7*	Sixth Amendment to Code Share and Revenue Sharing Agreement between the Registrant and America West Airlines, Inc., dated July 2005

10.10.8*	Seventh Amendment to Code Share and Revenue Sharing Agreement and Settlement, Assignment and Assumption Agreement among the Registrant, America West Airlines, Inc. and US Airways, Inc., dated September 2007

10.10.9*	Eighth Amendment to Code Share and Revenue Sharing Agreement between the Registrant and US Airways, Inc., dated May 12, 2008

10.10.10*	Ninth Amendment to Code Share and Revenue Sharing Agreement between the Registrant and US Airways, Inc., dated 2009

10.10.11*	Tenth Amendment to Code Share and Revenue Sharing Agreement between the Registrant and US Airways, Inc., dated November 18, 2010

10.10.12*	Eleventh Amendment to Code Share and Revenue Sharing Agreement between the Registrant and US Airways, Inc., dated July 1, 2012

10.10.13*	Twelfth Amendment to Code Share and Revenue Sharing Agreement between the Registrant and US Airways, Inc., dated February 14, 2013

10.10.14*	Thirteenth Amendment to Code Share and Revenue Sharing Agreement between the Registrant and US Airways, Inc., dated December 24, 2013

10.10.15*	Fourteenth Amendment to Code Share and Revenue Sharing Agreement between the Registrant and US Airways, Inc., dated April 10, 2014

10.10.16*	Fifteenth Amendment to Code Share and Revenue Sharing Agreement between the Registrant and US Airways, Inc., dated November 26, 2014

10.10.17*	Sixteenth Amendment to Code Share and Revenue Sharing Agreement between the Registrant and US Airways, Inc., dated January 26, 2015

10.10.18*	Seventeenth Amendment to Code Share and Revenue Sharing Agreement between the Registrant and US Airways, Inc., dated December 28, 2015

10.10.19*	Eighteenth Amendment to Code Share and Revenue Sharing Agreement between the Registrant and American Airlines, Inc., dated March 1, 2017

10.11.1*	Credit and Guaranty Agreement among the Registrant, Mesa Airlines, Inc., Mesa Air Group Airline Inventory Management, L.L.C., the other guarantors party thereto from time to time, CIT Bank, N.A. and the other lenders party thereto, dated August 12, 2016

10.11.2*	Amendment No. 1 to Credit Agreement among the Registrant, Mesa Airlines, Inc., Mesa Air Group Airline Inventory Management, L.L.C. and CIT Bank, N.A., dated June 5, 2017

10.11.3*	Amendment No. 2 to Credit Agreement among the Registrant, Mesa Airlines, Inc., Mesa Air Group Airline Inventory Management, L.L.C. and CIT Bank, N.A., dated June 27, 2017

10.11.4*	Amendment No. 3 to Credit Agreement among the Registrant, Mesa Airlines, Inc., Mesa Air Group Airline Inventory Management, L.L.C. and CIT Bank, N.A., dated September 19, 2017

10.11.5*	Amendment No. 4 to Credit Agreement among the Registrant, Mesa Airlines, Inc., Mesa Air Group Airline Inventory Management, L.L.C. and CIT Bank, N.A., dated April 27, 2018.

Exhibit Number	Description

10.12.1*	Mortgage and Security Agreement among Mesa Airlines, Inc., Mesa Air Group Airline Inventory Management, L.L.C., the other grantors referred to therein and CIT Bank, N.A., dated August 12, 2016

10.12.2*	Mortgage and Security Agreement Supplement No. 1 between Mesa Airlines, Inc. and CIT Bank, N.A., dated August 12, 2016

10.12.3*	Mortgage and Security Agreement Supplement No. 2 between Mesa Air Group Airline Inventory Management, L.L.C. and CIT Bank, N.A., dated August 12, 2016

10.12.4*	Mortgage and Security Agreement Supplement No. 3 between Mesa Airlines, Inc. and CIT Bank, N.A., dated November 23, 2016

10.13*	Cooperation Agreement among the Registrant, Mesa Airlines, Inc., Mesa Air Group Airline Inventory Management, L.L.C., CIT Bank, N.A., AAR Supply Chain, Inc. and AAR Aircraft & Engine Sales & Leasing, Inc., dated August 30, 2016

10.14.1	Credit Agreement among Mesa Airlines, Inc., the lenders named therein, Obsidian Agency Services, Inc. and Cortland Capital Markets Services LLC, dated December 14, 2016

10.14.2	Amendment No. 1 to Credit Agreement among Mesa Airlines, Inc., the lenders named therein, Obsidian Agency Services, Inc. and Cortland Capital Markets Services LLC, dated February 26, 2018

10.15.1	Mortgage and Security Agreement between Mesa Airlines, Inc. and Obsidian Agency Services, Inc., dated December 14, 2016

10.15.2	Mortgage Supplement No. 1 between Mesa Airlines, Inc. and Obsidian Agency Services, Inc., dated December 14, 2016

10.15.3	Mortgage Supplement No. 2 between Mesa Airlines, Inc. and Obsidian Agency Services, Inc., dated February 2, 2017

10.15.4	Mortgage Supplement No. 3 between Mesa Airlines, Inc. and Obsidian Agency Services, Inc., dated July 5, 2017

10.15.5	Mortgage Supplement No. 4 between Mesa Airlines, Inc. and Obsidian Agency Services, Inc., dated September 29, 2017

10.15.6	Mortgage Supplement No. 5 between Mesa Airlines, Inc. and Obsidian Agency Services, Inc., dated March 1, 2018

10.16*	Credit Agreement between Mesa Airlines, Inc. and Export Development Canada, dated August 12, 2015

10.17.1*	Credit Agreement between Mesa Airlines, Inc. and Export Development Canada, dated January 18, 2016

10.17.2*	Amendment No. 1 to Credit Agreement between Mesa Airlines, Inc. and Export Development Canada, dated March 30, 2017

10.17.3*	Omnibus Amendment Agreement among the Registrant, Mesa Airlines, Inc. and Export Development Canada, dated April 30, 2018

10.18*	Credit Agreement between Mesa Airlines, Inc. and Export Development Canada, dated June 27, 2016

10.19.1	Business Loan Agreement between Mesa Airlines, Inc. and MidFirst Bank, dated May 21, 2015

Exhibit Number	Description

10.19.2	Promissory Note between Mesa Airlines, Inc. and MidFirst Bank, dated May 21, 2015

10.20.1	Office Lease Agreement between the Registrant and DMB Property Ventures Limited Partnership, dated October 16, 1998

10.20.2	First Amendment to Lease between the Registrant and DMB Property Ventures Limited Partnership, dated March 9, 1999

10.20.3	Second Amendment to Lease between the Registrant and DMB Property Ventures Limited Partnership, dated November 8, 1999

10.20.4	Lease Amendment Three between the Registrant and CMD Realty Investment Fund IV, L.P., dated November 7, 2000

10.20.5	Lease Amendment Four between the Registrant and CMD Realty Investment Fund IV, L.P., dated May 15, 2001

10.20.6	Lease Amendment Five between the Registrant and CMD Realty Investment Fund IV, L.P., dated October 11, 2002

10.20.7	Lease Amendment Six between the Registrant and CMD Realty Investment Fund IV, L.P., dated April 1, 2003

10.20.8	Amended and Restated Lease Amendment Seven between the Registrant and CMD Realty Investment Fund IV, L.P., dated April 15, 2005

10.20.9	Lease Amendment Eight between the Registrant and CMD Realty Investment Fund IV, L.P., dated October 12, 2005

10.20.10	Lease Amendment Nine between the Registrant and Transwestern Phoenix Gateway, L.L.C., dated November 4, 2010

10.20.11	Lease Amendment Eleven between the Registrant and Phoenix Office Grand Avenue Partners, LLC, dated July 31, 2014

10.20.12	Lease Amendment Twelve between the Registrant and Phoenix Office Grand Avenue Partners, LLC, dated November 20, 2014

10.21*	Form of Common Stock Warrant

21.1	List of subsidiaries of the Registrant

23.1*	Consent of DLA Piper LLP (US) (included in Exhibit 5.1)

23.2*	Consent of Deloitte & Touché LLP

24.1*	Power of Attorney (included on the signature page of this Registration Statement)

*	To be filed by amendment.
+	Management contract or compensatory plan.